As filed with the Securities and Exchange Commission on January 9, 2012

Registration No. 333-176667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Guidewire Software, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	36-4468504
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2211 Bridgepointe Parkway

San Mateo, CA 94404

Tel: (650) 357-9100

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Marcus S. Ryu

President and Chief Executive Officer

2211 Bridgepointe Parkway

San Mateo, CA 94404

Tel: (650) 357-9100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Schmitz Richard A. Kline Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025	Robert F. Donohue Vice President and General Counsel Guidewire Software, Inc. 2211 Bridgepointe Parkway San Mateo, CA 94404	Jeffrey D. Saper Robert G. Day Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.0001 par value	8,625,000	$12.00	$103,500,000	$12,012

(1)	Includes 1,125,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	The registration fee is equal to the sum of (a) the product of (i) the proposed maximum aggregate offering price of $100,000,000, as previously proposed on the initial filing of this Registration Statement on September 2, 2011 and (ii) the then-current statutory rate of $116.10 per $1,000,000 ($11,610 was previously paid) and (b) the product of (i) the marginal increase of $3,500,000 in the proposed maximum aggregate offering price hereunder and (ii) the current statutory rate of $114.60 per $1,000,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED JANUARY 9, 2012

Prospectus

7,500,000 Shares

Common Stock

This is the initial public offering of common stock of Guidewire Software, Inc. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $10.00 and $12.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “GWRE.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Guidewire Software, Inc., before expenses	$	$

We have granted the underwriters an option to purchase up to 1,125,000 additional shares of common stock to cover over-allotments.

Battery Ventures VIII, L.P., or Battery Ventures, an existing stockholder of Guidewire, has indicated an interest in purchasing up to 400,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Battery Ventures may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Battery Ventures. The underwriters will receive the same discount from any shares of our common stock purchased by Battery Ventures as they will from any other shares of our common stock sold to the public in this offering.

Investing in our common stock involves risks. See “Risk Factors ” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                    , 2012.

J.P. Morgan	Deutsche Bank Securities	Citigroup

Stifel Nicolaus Weisel	Pacific Crest Securities

                    , 2012

Guidewire InsuranceSuite™

PolicyCenter™
Underwriting and
Policy Management
ClaimCenter™
Claims Management
BillingCenter™
Billing
Unified Technology Platform

100+ Customers in 12 Countries

AMERICAN FAMILY INSURANCE

Amica AUTO HOME LIFE

CNA

the co-operators

The Hanover Insurance Group

MERCURY INSURANCE GROUP

Nationwide

QBE

ROSGOSSTRAKH

SENTRY INSURANCE

SUNCORP

TOKIO MARINE NICHIDO

You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                    , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Guidewire,” “we,” “us,” “the Company” and “our” in this prospectus to refer to Guidewire Software, Inc. and its subsidiaries. Our fiscal years ended July 31, 2009, 2010 and 2011 are referred to herein as fiscal year 2009, fiscal year 2010 and fiscal year 2011, respectively.

Overview

Guidewire Software is a leading provider of core system software to the global property and casualty, or P&C, insurance industry. Our solutions serve as the transactional systems-of-record for, and enable the key functions of, a P&C insurance carrier’s business: underwriting and policy administration, claims management and billing. Since our inception, our mission has been to empower P&C insurance carriers to transform and improve their businesses by replacing their legacy core systems with our innovative modern software platform.

We have developed an integrated suite of highly configurable applications that are delivered through a web-based interface and can be deployed either on-premise or in cloud environments. A key advantage of our architecture over that of legacy core systems is that our solutions enable extensive configurability of business rules, workflows and user interfaces without modification of the underlying code base, allowing customers to easily make changes in response to specific, evolving business needs. Our Guidewire InsuranceSuite includes Guidewire PolicyCenter, Guidewire ClaimCenter and Guidewire BillingCenter applications, which enable a broad range of core P&C insurance operations. According to Gartner, Inc., as of January 2011, ClaimCenter, our first application, is the P&C insurance industry’s most widely used web-based claims system.

Strong customer relationships are a key component of our success given the long-term nature of our contracts and the importance of customer references for new sales. Our customers range from some of the largest global insurance carriers or their subsidiaries such as Tokio Marine & Nichido Fire Insurance Co., Ltd. and Zurich Financial Services Group Ltd. to national carriers such as Nationwide Mutual Insurance Company to regional carriers such as AAA affiliates. As of October 31, 2011, we had 103 customers.

We primarily generate software license revenues through annual license fees that recur during the multi-year term of a customer’s contract. The average initial length of our contracts is approximately five years, and these contracts are renewable on an annual or multi-year basis. We typically bill our customers for license and maintenance fees annually in advance. We primarily derive our service revenues from implementation and training services performed for our customers. A significant majority of services are billed on a time and materials basis and recognized as revenues upon delivery of the services. We generated revenues of $144.7 million and $172.5 million in fiscal years 2010 and 2011, respectively, and $52.4 million for the three months ended October 31, 2011. We generated net income of $15.5 million and $35.6 million in fiscal years 2010 and 2011, respectively, including a benefit of $27.2 million related to the release of a significant portion of our tax valuation allowance during fiscal year 2011, and $4.8 million for the three months ended October 31, 2011.

Overview of the P&C Insurance Industry

The P&C insurance industry is large, fragmented, highly regulated and complex. In order to effectively manage their operations, P&C insurance carriers require IT systems that integrate with other internal systems, control workflow, enable extensive configurability and provide visibility to every user. According to Gartner, in 2010, P&C insurance carriers spent $4.0 billion on software and $10.5 billion on IT services, which encompasses outsourced custom development and maintenance.

Many P&C insurance carriers are experiencing increased operational risk and financial loss due to the inadequacy of their existing legacy core systems. The inherent functional and technical limitations of these systems have impeded carriers’ ability to grow profitability and adapt to the evolving expectations of consumer, commercial and government insurance customers. Key factors driving adoption of modern core system software include:

•

Aging IT infrastructure and increasing scarcity of experienced workforce.     P&C insurance carriers typically rely on legacy core systems that have often been in operation for 20 years or more, utilize outdated programming languages and are difficult to change, upgrade or integrate with modern infrastructure. Compounding the problem, specialized IT staff qualified to maintain these systems are retiring and hard to replace, leaving aging systems inadequately supported.

•

Increased business risk due to continued reliance on inefficient processes.    P&C insurance carriers’ reliance on a combination of inefficient and inflexible paper-based processes and legacy systems significantly hinders productivity and may result in mispricing of policies, incorrect claims payouts and inaccurate or incomplete customer records.

•

Financial loss due to fraud and error in the claims process.    P&C insurance carriers experience substantial financial losses each year due to claims leakage, where the amount paid on a claim exceeds the amount to which a claimant is entitled. Claims leakage, which includes fraud as well as system and human error, is often the result of ineffective business process controls in legacy systems. We believe, based upon our analysis and industry reports, that claims leakage costs the P&C insurance industry approximately $50.0 billion annually, including $30.0 billion related to fraud.

•

Changing insurance customer expectations.    P&C insurance carriers’ IT needs continue to change as their business models and insurance products evolve to meet the changing needs and behaviors of consumer, commercial and government insurance customers. For example, these purchasers and their agents increasingly compare insurance products and prices through Internet research, as well as through traditional phone and in-person channels. Processes that cannot accommodate multiple sales channels and insurance products may result in pricing confusion, poor customer service, information inconsistency and customer loss.

•

Continued pressure on underwriting margins.    Insurance product commoditization and declining investment returns have pressured P&C insurance carriers’ profitability. P&C insurance carriers’ reliance on legacy IT systems has limited their ability to offer new and differentiated products, effectively use the Internet to access a larger customer base and increase operational efficiencies, further pressuring pricing and margins.

Our Solutions

Our solutions are designed to provide P&C insurance carriers with the core system capabilities required to effectively manage their business and overcome critical industry challenges. The key benefits of our solutions include:

•

Integrated software suite for key processes of P&C insurance lifecycle.    Our integrated software suite addresses the key functional areas in insurance: underwriting and policy administration, claims management and billing. The comprehensive nature of our solutions enables P&C insurance carriers to migrate from many disparate, non-compatible systems to our unified technology platform and suite of applications.

•

Intelligent enforcement of best practices and controls.    Our solutions are designed to manage the large data sets and highly complex workflow decisions specific to P&C insurance, enabling P&C insurance carriers to implement and enforce best practices company-wide. The integration of disparate information and rule standardization provides managers the ability to better monitor, identify and react to trends in their business.

•

Improved operational productivity and visibility.    Our solutions automate and facilitate many of the manual tasks performed by employees of P&C insurance carriers, such as data entry, documentation, correspondence, records management and financial processing. Dashboards, customized searches and real-time analytics provide accurate and relevant information, while rule-based workflows allow for efficient intervention in the minority of situations that require human attention. As a result, our solutions enhance the productivity and decision-making of supervisors and senior managers.

•

Extensive configurability enabling business adaptation.    Our unified software platform gives customers the flexibility to easily configure key aspects of our solutions to meet their specialized needs. Relative to legacy system environments, our solutions enable our customers to capture significantly broader sets of data, design and modify business workflows more easily, change business rules more rapidly and adapt user interfaces for greater productivity. This flexibility enables P&C insurance carriers to respond more quickly to changing business demands and regulatory requirements.

•

Differentiated insurance offerings and customer services.     Our solutions are designed to enhance P&C insurance carriers’ growth and brand differentiation strategies. The flexibility of our solutions enables and accelerates the introduction of new insurance products, entry into new geographies, use of new distribution channels and delivery of additional differentiated services.

Our Growth Strategy

We intend to extend our leadership as a provider of core system software to the global P&C insurance industry. The key elements of our strategy include:

•

Continue to innovate and extend our technology leadership.    We intend to enhance the functionality of our industry-leading software for P&C insurance carriers through continued focus on product innovation and investment in research and development.

•

Expand our customer base.    We intend to continue to aggressively pursue new customers by specifically targeting key accounts, expanding our sales and marketing organization, leveraging current customers as references and extending our geographic reach. We target new customers with our complete InsuranceSuite solution or by selling one or more of our applications, based on their initial needs.

•

Upsell our existing customer base.    We intend to build upon our established customer relationships and track record of successful implementations to sell additional products into our existing customer base. Given our initial success with ClaimCenter, we believe there is a significant opportunity to upsell our PolicyCenter and BillingCenter applications into our existing customer base.

•

Deepen and expand strategic relationships with our system integration partners.    We will continue to collaborate with, and seek to increase the value that our solutions generate for, our strategic partners. We believe these efforts will encourage our partners to drive awareness and adoption of our software solutions throughout the P&C insurance industry.

•

Increase market awareness of our brand and solutions.    We intend to continue to use our key partnerships, customer references and marketing efforts to strengthen our brand and reputation, enhance market awareness of our PolicyCenter solution and our integrated InsuranceSuite and establish Guidewire as the leading provider of core system software to the P&C insurance industry.

Risks Affecting Us

Our business, financial condition, results of operations and prospects are subject to numerous risks. These risks include, among others, that:

•	our quarterly and annual results of operations are likely to vary significantly;

•	seasonal and other variations related to our revenue recognition may cause significant fluctuations in our results of operations and cash flows;

•	we rely on sales to and renewals from a relatively small number of large customers for a substantial portion of our revenues;

•

our services revenues produce lower gross margins than our license and maintenance revenues, and increases in services revenues as a percentage of total revenues could adversely affect our overall gross margins and profitability;

•	assertions by third parties that we violate their intellectual property rights could substantially harm our business;

•	we face intense competition in our market;

•	weakened global economic conditions may adversely affect the P&C insurance industry including the rate of information technology spending;

•	our product development and sales cycles are lengthy, and we may incur significant expenses prior to earning corresponding revenues; and

•

our two largest stockholders, U.S. Venture Partners and Bay Partners, will own 46.1% of our stock and will continue to have effective control over our management and affairs and other matters requiring stockholder approval after the completion of this offering.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there are numerous risks related to an investment in our common stock. You should carefully consider the risks described in “Risk Factors” and elsewhere in this prospectus.

Corporate History and Information

We were incorporated in Delaware in 2001. Our principal executive offices are located at 2211 Bridgepointe Parkway, San Mateo, California 94404, and our telephone number is (650) 357-9100. Our website address is www.guidewire.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

“Guidewire,” “Guidewire Software,” “Guidewire BillingCenter,” “Guidewire ClaimCenter,” “Guidewire PolicyCenter,” “Guidewire InsuranceSuite” and “Gosu” are registered or common law trademarks or service marks of Guidewire Software, Inc. This prospectus also contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

THE OFFERING

Common stock offered by us	7,500,000 shares

Common stock to be outstanding after this offering	47,542,951 shares

Over-allotment option offered by us	1,125,000 shares

Use of proceeds	We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital. We also intend to use certain of the net proceeds to satisfy tax withholding obligations related to the vesting of restricted stock units, or RSUs, held by current or former employees, which will begin to vest 180 days after the completion of this offering. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“GWRE”

Battery Ventures, one of our existing stockholders, has indicated an interest in purchasing up to 400,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Battery Ventures may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Battery Ventures. The underwriters will receive the same discount from any shares of our common stock purchased by Battery Ventures as they will from any other shares of our common stock sold to the public in this offering. Any shares purchased by Battery Ventures will be subject to lock-up restrictions described in “Shares Eligible for Future Sale.”

The number of shares of our common stock to be outstanding following this offering is based on 40,042,951 shares of our common stock outstanding as of October 31, 2011, assuming conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock, and excludes:

•	8,181,978 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2011, with a weighted average exercise price of $3.16 per share;

•	4,855,572 shares of common stock issuable upon the vesting of RSUs outstanding as of October 31, 2011;

•

69,529 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of October 31, 2011, assuming conversion of all outstanding shares of our convertible preferred stock, which we expect to occur immediately prior to the closing of this offering, with an exercise price of $5.03 per share; and

•

7,595,117 shares of our common stock reserved for future issuance under our stock-based compensation plans as of October 31, 2011, consisting of 25,168 shares of common stock reserved for issuance under our 2006 Stock Plan (on November 9, 2011 and January 3, 2012, our board of directors increased the shares available under the 2006 Stock Plan by 240,000 shares to 265,168 shares; options to purchase 235,000 shares and 30,000 shares were granted on November 11, 2011 and January 3, 2012, respectively), 521 shares of common stock reserved for issuance under our 2009 Stock Plan, 49,428 shares of common stock reserved for issuance under our 2010 Restricted Stock Unit Plan (on November 9, 2011, our board of directors increased the shares available under the 2010 Restricted Stock Unit Plan by 255,000 shares; 297,500 shares are subject to issuance upon vesting of RSUs granted on November 11, 2011) and, subject to and effective upon the closing of this offering, 7,500,000 shares of common stock reserved for issuance under our 2011 Stock Plan and any future increase in shares reserved for issuance under such plans.

Unless otherwise noted, the information in this prospectus (except for our historical financial statements) reflects and assumes the following:

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 25,357,721 shares of common stock, which we expect to occur immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the fiscal years ended July 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended October 31, 2010 and 2011 and our consolidated balance sheet data as of October 31, 2011 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, that management considers necessary to present fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended October 31, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending July 31, 2012 or any other future annual or interim period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands, except share and per share data)
Revenues:
License	$26,996	$60,315	$73,883	$10,153	$20,815
Maintenance	9,572	18,702	21,321	4,610	7,106
Services	48,177	65,674	77,268	19,907	24,459

Total revenues	84,745	144,691	172,472	34,670	52,380

Cost of revenues(1):
License	349	267	1,264	201	299
Maintenance	2,628	3,685	4,063	886	1,266
Services	38,679	51,519	63,017	14,105	17,925

Total cost of revenues	41,656	55,471	68,344	15,192	19,490

Gross profit:
License	26,647	60,048	72,619	9,952	20,516
Maintenance	6,944	15,017	17,258	3,724	5,840
Services	9,498	14,155	14,251	5,802	6,534

Total gross profit	43,089	89,220	104,128	19,478	32,890

Operating expenses:
Research and development(1)	22,356	28,273	34,773	7,519	10,959
Sales and marketing(1)	21,559	26,741	28,950	5,546	7,361
General and administrative(1)	9,646	16,192	23,534	4,628	6,438
Litigation provision	—	—	10,000	—	—

Total operating expenses	53,561	71,206	97,257	17,693	24,758

Income (loss) from operations	(10,472)	18,014	6,871	1,785	8,132
Interest income, net	27	95	156	37	40
Other income (expense), net	(123)	(391)	1,269	193	(316)

Income (loss) before provision for income taxes	(10,568)	17,718	8,296	2,015	7,856
Provision for (benefit from) income taxes	398	2,199	(27,262)	125	3,044

Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands, except share and per share data)
Net income (loss) per share(2):
Basic	$(0.83)	$0.32	$0.83	$0.03	$0.10

Diluted	$(0.83)	$0.30	$0.76	$0.03	$0.09

Shares used in computing net income (loss) per share(2):
Basic	13,284,938	13,535,736	14,064,055	13,873,022	14,554,428

Diluted	13,284,938	15,933,374	17,763,859	16,046,865	21,153,441

Pro forma net income per share (unaudited)(2):
Basic		$0.40	$0.90	$0.05	$0.12

Diluted		$0.38	$0.82	$0.05	$0.10

Shares used in computing pro forma net income per share (unaudited)(2):
Basic		38,893,457	39,421,776	39,230,743	39,912,149

Diluted		41,291,095	43,121,580	41,404,586	46,511,161

Other financial data:

Adjusted EBITDA(3) (unaudited)	$(6,377)	$22,744	$25,777	$3,050	$12,123

Operating cash flows	$11,379	$9,534	$27,686	$(13,099)	$(27,085	)(4)

(1)	Includes stock-based compensation as follows:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Cost of revenues	$780	$925	$1,384	$306	$758
Research and development	688	769	1,372	248	845
Sales and marketing	857	755	903	135	497
General and administrative	464	905	3,021	334	1,212

Total stock-based compensation	$2,789	$3,354	$6,680	$1,023	$3,312

(2)

See Note 9 to our audited consolidated financial statements for an explanation of the calculations of our actual basic and diluted and pro forma basic and diluted net income (loss) per share attributable to common stockholders. All shares to be issued in this offering were excluded from the unaudited pro forma basic and diluted net income per share calculation.

(3)

We define Adjusted EBITDA as net income (loss), plus provision for (benefit from) income taxes, other (income) expense, net, interest (income) expense, net, litigation provision, depreciation and amortization and stock-based compensation.

(4)	Includes $10.0 million litigation settlement payment.

Adjusted EBITDA

We believe Adjusted EBITDA, a non-GAAP measure, is useful, in addition to other financial measures presented in accordance with GAAP, in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance. We believe that:

•

Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•

it is useful to exclude non-cash charges, such as depreciation and amortization, stock-based compensation and one-time charges such as our litigation provision from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods.

We use Adjusted EBITDA in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors regarding our financial performance.

Adjusted EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
	(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812
Non-GAAP adjustments:
Provision for (benefit from) income taxes	398	2,199	(27,262)	125	3,044
Other (income) expense, net	123	391	(1,269)	(193)	316
Interest income, net	(27)	(95)	(156)	(37)	(40)
Litigation provision	—	—	10,000	—	—
Depreciation and amortization	1,306	1,376	2,226	242	679
Total stock-based compensation	2,789	3,354	6,680	1,023	3,312

Adjusted EBITDA	$(6,377)	$22,744	$25,777	$3,050	$12,123

The following table presents our summary consolidated balance sheet data as of October 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and all outstanding warrants to purchase convertible preferred stock into warrants to purchase common stock; and

•

on a pro forma as adjusted basis to give effect to the conversion described in the prior bullet and the sale by us of the shares of common stock offered by this prospectus at an initial public offering price of $11.00 per share, the midpoint of the price range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $7.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of October 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,171	$31,171	$104,869
Working capital	13,461	13,461	86,186
Total assets	102,795	102,795	175,520
Total liabilities	76,126	76,126	76,126
Convertible preferred stock	36,500	—	—
Total stockholders’ equity	26,669	26,669	99,394

(1)	We paid $973,000 of our initial public offering expenses as of October 31, 2011 in connection with the preparation of the registration statement of which this prospectus forms a part.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment. See “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Industry

We may experience significant quarterly and annual fluctuations in our results of operations due to a number of factors.

Our quarterly and annual results of operations may fluctuate significantly due to a variety of factors, many of which are outside of our control. This variability may lead to volatility in our stock price as research analysts and investors respond to quarterly fluctuations. In addition, comparing our results of operations on a period-to-period basis, particularly on a sequential quarterly basis, may not be meaningful. You should not rely on our past results as an indication of our future performance.

Factors that may affect our results of operations include:

•	structure of our licensing contracts;

•	the timing of new orders and revenue recognition for new and prior year orders;

•	seasonal buying patterns of our customers;

•	our ability to increase sales to and renew agreements with our existing customers, particularly larger customers, at comparable prices;

•	our ability to attract new customers, particularly larger customers, in both domestic and international markets;

•	our ability to enter into contracts on favorable terms, including terms related to price, payment timing and product delivery;

•	volatility in the sales of our products and timing of the execution of new and renewal agreements within such periods;

•	commissions expense related to large transactions;

•	the lengthy and variable nature of our product implementation cycles;

•	reductions in our customers’ budgets for information technology purchases and delays in their purchasing cycles, particularly in light of recent adverse global economic conditions;

•	our ability to control costs, including our operating expenses;

•	any significant change in our facilities-related costs;

•	the timing of hiring personnel and of large expenses such as those for trade shows and third-party professional services;

•	the timing and amount of an additional litigation settlement payment, if any;

•	stock-based compensation expenses, which vary along with changes to our stock price;

•	general domestic and international economic conditions, in the insurance industry in particular;

•	fluctuations in foreign currency exchange rates;

•	future accounting pronouncements or changes in our accounting policies; and

•

the impact of a recession or any other adverse global economic conditions on our business, including uncertainties that may cause a delay in entering into or a failure to enter into significant customer agreements.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly and annual results of operations. Any failure to adjust spending quickly enough to compensate for a revenues shortfall could magnify the adverse impact of such revenues shortfall on our results of operations. Failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

Seasonal and other variations related to our revenue recognition may cause significant fluctuations in our results of operations and cash flows and may prevent us from achieving our quarterly or annual forecasts, which may cause our stock price to decline.

We sign a significantly higher percentage of software license orders in the second and fourth quarters of each fiscal year. We generally see increased orders in our second fiscal quarter, which is the quarter ended January 31, due to customer buying patterns. We also see increased orders in our fourth fiscal quarter due to efforts by our sales team to achieve annual incentives. As a result, a significantly higher percentage of our annual license revenues have historically been recognized during those quarters. Since a substantial majority of our license revenues recur annually under our multi-year contracts, we expect to continue to experience this seasonality effect in subsequent years.

Notwithstanding the fact that we generally see increased orders in our second and fourth fiscal quarters, we expect to see additional quarterly revenue fluctuations that may, in some cases, mask the impact of these expected seasonal variations. Our quarterly growth in revenues also may not match up to new orders we receive in a given quarter. This mismatch is primarily due to the following reasons:

•	for the initial year of a multi-year term license, we generally recognize revenues when payment is due and payment may not be due until a subsequent fiscal quarter;

•	we may enter into license agreements with specified terms for product upgrades or functionality, which may require us to delay revenue recognition for the initial period; and

•	we may enter into license agreements with other contractual terms that may affect the timing of revenue recognition.

For example, we received new orders for both term and perpetual licenses in the fourth fiscal quarter of 2011 that committed future product functionality that was delivered in the first fiscal quarter of 2012. As a result, our license revenues in the first fiscal quarter of 2012 were $7.2 million higher than they would have been had the functionality been delivered in the fourth fiscal quarter of 2011 and we currently expect our revenues for the second and third fiscal quarters of 2012 to be down or flat as compared to the first fiscal quarter of 2012.

We generally charge annual software license fees for our multi-year term licenses and price our licenses based on the amount of direct written premiums, or DWP, that will be managed by our solutions. However, in certain circumstances we offer our customers the ability to purchase our products on a perpetual license basis, resulting in an acceleration of revenue recognition. In addition, certain of our multi-year term licenses provide the customer with the option to purchase a perpetual license at the end of the initial contract term, which we refer to as a perpetual buyout right. The mix of our contract terms for our licenses and the exercise of perpetual buyout rights at the end of the initial contract term by our customers may lead to variability in our results of operations. Increases in perpetual license sales and exercises of perpetual buyout rights by our customers may affect our ability to show consistent growth in license revenues in subsequent periods. For example, we received orders for two perpetual licenses pursuant to which we recognized revenues of $6.9 million in the first fiscal quarter of 2012. This caused our license revenues to increase significantly in the first fiscal quarter of 2012 from the first fiscal quarter of 2011. In addition, because we price our products based on the amount of DWP that will be managed by our solutions, license revenues from each customer may fluctuate up or down based upon insurance policies sold by the customer in the preceding year. Seasonal and other variations related to our revenue recognition may cause significant fluctuations in our results of operations and cash flows, may make it challenging for an investor to predict our performance on a quarterly basis and may prevent us from achieving our quarterly or annual forecasts or meeting or exceeding the expectations of research analysts or investors, which may cause our stock price to decline.

We have relied and expect to continue to rely on orders from a relatively small number of customers in the P&C insurance industry for a substantial portion of our revenues, and the loss of any of these customers would significantly harm our business, results of operations and financial condition.

Our revenues are dependent on orders from customers in the P&C insurance industry, which may be adversely affected by economic, environmental and world political conditions. A relatively small number of customers have historically accounted for a majority of our revenues. In fiscal years 2010 and 2011, our top 10 customers accounted for 48% and 41% of our revenues, respectively. We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our revenues for the foreseeable future. As a result, if we fail to successfully sell our products and services to one or more anticipated customers in any particular period or fail to identify additional potential customers or an anticipated customer purchases fewer of our products or services, defers or cancels orders, or terminates its relationship with us, our business, results of operations and financial condition would be harmed. Some of our orders are realized at the end of the quarter or are subject to delayed payment terms. As a result of this concentration and timing, if we are unable to complete one or more substantial sales or achieve any required performance or acceptance criteria in any given quarter, our quarterly results of operations may fluctuate significantly.

Our services revenues produce lower gross margins than our license or maintenance revenues, and an increase in services revenues as a percentage of total revenues could adversely affect our overall gross margins and profitability.

Our services revenues were 45% of total revenues for fiscal years 2010 and 2011. Our services revenues produce lower gross margins than our license revenues. The gross margin of our services revenues was 22% and 18% for fiscal years 2010 and 2011, respectively, while the gross margin for license revenues was 100% and 98% for the respective periods. An increase in the percentage of total revenues represented by services revenues could reduce our overall gross margins.

The volume and profitability of our services offerings depend in large part upon:

•	price charged to our customers;

•	the utilization rate of our services personnel;

•	the complexity of our customers’ information technology environments;

•	our ability to accurately forecast the time and resources required for each implementation project;

•	the resources directed by our customers to their implementation projects;

•	our ability to hire, train and retain qualified services personnel;

•	unexpected difficulty in projects which may require additional efforts on our part without commensurate compensation;

•	the extent to which system integrators provide services directly to customers; and

•	our ability to adequately predict customer demand and scale our professional services staff accordingly.

Any erosion in our services margins or any significant increase in services revenues as a percentage of total revenues would adversely affect our results of operations.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and divert the time and attention of our management and technical personnel.

We may incur additional future expenses in connection with the settlement of our litigation with Accenture.

In December 2007, we were sued by Accenture, a competitor, in the U.S. District Court for the District of Delaware, or the Delaware Court, over our alleged infringement of certain of their intellectual property rights. Two of the three patents that were the subject of these actions were dismissed by agreement of the parties, with prejudice, and the third patent was found invalid by the Delaware Court. Accenture appealed the judgment with respect to the third patent. In addition, we sued Accenture over its alleged infringement of certain of our intellectual property rights and Accenture counterclaimed that we infringe certain of their intellectual property rights. In October 2011, we agreed with Accenture to resolve all outstanding patent litigation concerning our respective insurance claims management software. In connection with the settlement, we paid $10.0 million to Accenture with a potential additional payment based on the final outcome of Accenture’s pending appeal of the Delaware Court’s ruling on the third patent, as referenced above. If Accenture is successful in its appeal, we have agreed to pay them a maximum of an additional $20.0 million. At any time prior to an initial determination by the appeals court, we may instead pay Accenture $15.0 million to discharge this potential obligation. If Accenture is not successful in its appeal, no further payments would be due in connection with the settlement. Our patent litigation with Accenture and the terms of the settlement are further described in “Business—Legal Proceedings.”

We face intense competition in our market, which could negatively impact our business, results of operations and financial condition and cause our market share to decline.

The market for our core insurance system software is intensely competitive. Our implementation cycle is lengthy, variable and requires the investment of significant time and expense by our customers. We compete with legacy systems, many of which have been in operation for decades. Maintaining these legacy systems may be so time consuming and costly for our customers that they do not have adequate resources to devote to the purchase and implementation of our products. We also compete against technology consulting firms that offer software and systems or develop custom, proprietary products for the P&C insurance industry. These consulting firms generally have greater name recognition, larger sales and marketing budgets and greater resources than we do and may have pre-existing relationships with our potential customers, including relationships with, and access to, key decision makers within these organizations. We also encounter competition from small independent firms that compete on the basis of price, custom developments or unique product features or functions and from vendors of software products that may be customized to address the needs of P&C insurance carriers.

We expect the intensity of competition to increase in the future as new companies enter our markets and existing competitors develop stronger capabilities. Increased competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which could harm our business, results of operations and financial condition. Our competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs and achieve wider market acceptance. We may not be able to compete effectively and competitive pressures may prevent us from acquiring and maintaining the customer base necessary for us to increase our revenues and profitability.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources, such as Accenture’s recent acquisition of Duck Creek Technologies, Inc. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Additionally, they may hold larger portfolios of patents and other intellectual property rights as a result of such acquisitions. If we are unable to compete effectively for a share of our market, our business, results of operations and financial condition could be materially and adversely affected.

Weakened global economic conditions may adversely affect the P&C insurance industry, including the rate of information technology spending, which could cause our customers to defer or forego purchases of our products or services.

Our business depends on the overall demand for information technology from, and on the economic health of, our current and prospective customers. In addition, the purchase of our products is discretionary and involves a significant commitment of capital and other resources. The United States and world economies currently face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Recently, the financial markets have been dramatically and adversely affected and many companies are either cutting back expenditures or delaying plans to add additional personnel or systems. Our customers may suffer from reduced operating budgets, which could cause them to defer or forego purchases of our products or services. Continued challenging global economic conditions, or a reduction in information technology spending even if economic conditions improve, could adversely impact our business, results of operations and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, material default rates among our customers, reduced sales of our products and services and lower or no growth.

Our sales cycle is lengthy and variable, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our products and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of employees in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our products. Customers typically undertake a significant evaluation process, which frequently involves not only our products, but also those of our competitors and can result in a lengthy sales cycle. Moreover, a purchase decision by a potential customer typically requires the approval of several senior decision makers, including the board of directors of our customers. Our sales cycle for new customers is typically one to two years and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, we sometimes commit to include specific functions in our base product offering at the request of a customer or group of customers and are unable to recognize license revenues until the specific functions have been added to our products. Providing this additional functionality may be time consuming and may involve factors that are outside of our control. The lengthy and variable sales cycle may also have a negative impact on the timing of our revenues, causing our revenues and results of operations to vary significantly from period to period.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenues and lower average selling prices and gross margins, all of which could harm our operating results.

Some of our customers are large P&C insurance carriers with significant bargaining power in negotiations with us. In fiscal years 2010 and 2011, our top 10 customers accounted for 48% and 41% of our revenues, respectively. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the products we sell to them. We have and may continue to be required to reduce the average selling price, or increase the average cost, of our products in response to these pressures. If we are unable to offset any reductions in our average selling prices or increases in our average costs with increased sales volumes and reduced costs, our results of operations could be harmed.

Our limited operating history and the evolving nature of the industry in which we operate may make it difficult to evaluate our business.

We were incorporated in 2001, and since that time have been developing products to meet the evolving demands of customers in the markets in which we operate. We sold the initial versions of ClaimCenter in 2003, PolicyCenter in 2004 and BillingCenter in 2006. This limited operating history makes financial forecasting and evaluation of our business difficult. Furthermore, because we depend in part on the market’s acceptance of our products, it is difficult to evaluate trends that may affect our business. We have limited historical financial data, and we operate in an evolving industry, and, as such, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable industry.

We have a history of significant net losses and may not be profitable in future periods.

Although we had a profit of $15.5 million in fiscal year 2010 and $35.6 million in fiscal year 2011, which included a benefit of $27.2 million related to a release of a significant portion of our tax valuation allowance during fiscal year 2011, we have incurred significant losses in prior years, including a net loss of $11.0 million in fiscal year 2009, a net loss of $16.9 million in fiscal year 2008 and a net loss of $28.5 million in fiscal year 2007. We expect that our expenses will increase in future periods as we implement initiatives designed to grow our business, including, among other things, improvement of our current products, development and marketing of new services and products, international expansion, investment in our infrastructure and increased general and administrative functions. If our revenues do not sufficiently increase to offset these expected increases in operating expenses, we will incur significant losses and will not be profitable. Our revenues growth in recent periods should not be considered indicative of our future performance. Any failure to continue profitability may materially and adversely affect our business, results of operations and financial condition.

Because we derive substantially all of our revenues and cash flows from our ClaimCenter, PolicyCenter, BillingCenter and InsuranceSuite products and related services, failure of any of these products or services to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derive substantially all of our revenues and cash flows from our ClaimCenter, PolicyCenter, BillingCenter and InsuranceSuite products and related services. We expect to continue to derive a substantial portion of our revenues from these products and related services. As such, the market acceptance of these products is critical to our continued success. Historically, we have derived a substantial majority of our revenues from our ClaimCenter product. As of July 31, 2011, 64% of the outstanding licenses for our products contain licenses for our ClaimCenter product. In addition, we continue to invest significant resources in the enhancement and sales of our PolicyCenter product. The failure of PolicyCenter, as well as our integrated InsuranceSuite, to achieve broader market acceptance would result in significant harm to our business, results of operations, financial condition and growth prospects. Demand for our products is affected by a number of factors beyond our control, including the timing of development and release of new products by us and our competitors, technological change, and growth or contraction in the worldwide market for technological solutions for the P&C insurance industry. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

Our business depends on customers renewing and expanding their license and maintenance contracts for our products. A decline in our customer renewals and expansions could harm our future results of operations.

Our customers have no obligation to renew their term licenses after their license period expires, and these licenses may not be renewed on the same or more favorable terms. Moreover, under certain circumstances, our customers have the right to cancel their license agreements before they expire. We have limited historical data with respect to rates of customer license renewals, upgrades and expansions so we may not accurately predict future trends in customer renewals. In addition, our term and perpetual license customers have no obligation to renew their maintenance arrangements after the expiration of the initial contractual period, which is typically one to three years. Our customers’ renewal rates may fluctuate or decline because of several factors, including their satisfaction or dissatisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels due to the macroeconomic environment or other factors. In addition, in some cases, our customers have a right to exercise a perpetual buyout of their term licenses at the end of the initial contract term. If our customers do not renew their term licenses for our solutions or renew on less favorable terms, our revenues may decline or grow more slowly than expected and our profitability may be harmed.

Our implementation cycle is lengthy and variable, depends upon factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The implementation and testing of our products by our customers lasts 6 to 24 months or longer, and unexpected implementation delays and difficulties can occur. Implementing our products typically involves integration with our customers’ systems, as well as adding their data to our system. This can be complex, time-consuming and expensive for our customers and can result in delays in the implementation and deployment of our products. Depending upon the nature and complexity of our customers’ systems and the time and resources that our customers are willing to devote to implementation of our products, the implementation and testing of our products may take significantly longer than 24 months. Historically, under the zero gross margin method, until the implementation project was completed, we recognized revenues in connection with implementing our products up to the corresponding costs of revenues and operating expenses. The lengthy and variable implementation cycle may also have a negative impact on the timing of our revenues, causing our revenues and results of operations to vary significantly from period to period.

Our product development cycles are lengthy, and we may incur significant expenses before we generate revenues, if any, from new products.

Because our products are complex and require rigorous testing, development cycles can be lengthy, taking us up to five years to develop and introduce new products. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Failure to meet customer expectations on the implementation of our products could result in negative publicity and reduced sales, both of which would significantly harm our business, results of operations, financial condition and growth prospects.

We provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Failing to meet these upfront estimates and the expectations of our customers for the implementation of our products could result in a loss of customers and negative publicity regarding us and our products and services, which could adversely affect our ability to attract new customers and sell additional products and services to existing customers. Such failure could result from our product capabilities or service engagements by us, our system integrator partners or our customers’ IT employees. The consequences could include, and have included: monetary credits for current or future service engagements, reduced fees for additional product sales, and a customer’s refusal to pay their contractually-obligated license, maintenance or service fees. In addition, time-consuming implementations may also increase the amount of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

If we are unable to maintain vendor specific objective evidence of fair value for any undelivered element of a software order from a customer, offer certain contractual provisions to our customers, such as delivery of specified functionality, or combine multiple arrangements signed in different periods, our revenues relating to the entire software order will be deferred and recognized over future periods, reducing the revenues we recognize on a significant portion of such order in a particular quarter.

In the course of our selling efforts, we typically enter into sales arrangements pursuant to which we license our software applications and provide maintenance support and professional services. We refer to each individual product or service as an “element” of the overall sales arrangement. These arrangements typically require us to deliver particular elements in a future period. We apply software revenue recognition rules and allocate the total revenues among elements based on the objective and reliable evidence of fair value, or vendor-specific objective evidence, VSOE, of fair value of each element. As we discuss further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition,” if we are unable to determine the VSOE of fair value of any undelivered elements, offer certain contractual provisions to our customers, such as delivery of specified functionality, or combine multiple arrangements signed in different periods, then we are required under U.S. generally accepted accounting principles, or GAAP, to defer additional revenues to future periods. If we are required to defer additional revenues to future periods for a significant portion of our sales, our revenues for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

Failure to protect our intellectual property could substantially harm our business and results of operations.

Our success depends in part on our ability to enforce and defend our intellectual property rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to do so.

We have filed, and may in the future file, patent applications related to certain of our innovations. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our patents and other intellectual property. Our existing patents, and any patents granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of the protection of these patents cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations; however, such patent protection could later prove to be important to our business.

We also rely on several registered and unregistered trademarks to protect our brand. We have registered the trademarks Guidewire, Guidewire PolicyCenter, Guidewire ClaimCenter and Guidewire BillingCenter in the United States and Canada. We also own a U.S. trademark registration, an International Registration (with protection extended to Australia and the European Community) and a Canada trademark for the Gosu trademark. Additionally, we own an Australia trademark registration, a Hong Kong trademark registration, and a pending Japan trademark application for the Guidewire trademark. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion in the marketplace. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

In addition, we attempt to protect our intellectual property, technology, and confidential information by generally requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements, all of which offer only limited protection. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our confidential information, intellectual property, and technology, unauthorized third parties may gain access to our confidential proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, any of which could materially harm our business and results of operations. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties. Existing U.S. federal, state and international intellectual property laws offer only limited protection. The laws of some foreign countries do not protect our intellectual property rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as governmental agencies and private parties in the United States. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition. If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

We and our customers rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

Catastrophes may adversely impact the P&C insurance industry, preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers are P&C insurance carriers which have experienced, and will likely experience in the future, catastrophe losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires. Moreover, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

There may be consolidation in the P&C insurance industry, which could reduce the use of our products and services and adversely affect our revenues.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

Real or perceived errors or failures in our products, or unsatisfactory performance of our products or services could adversely affect our reputation and the market acceptance of our products, and cause us to lose customers or subject us to liability for breach of warranty claims.

Because we offer complex products, undetected errors or failures may exist or occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Despite testing by us, we may not identify all errors, failures or bugs in new products or releases until after commencement of commercial sales or installation. In the past, we have discovered software errors, failures and bugs in some of our product offerings after their introduction.

Product errors will affect the performance of our products and could delay the development or release of new products or new versions of products, adversely affect our reputation and our customers’ willingness to buy products from us, and adversely affect market acceptance or perception of our products. In addition, because our software is used to manage functions that are critical to our customers, the licensing and support of our products involves the risk of product liability claims. We also may face liability for breaches of our product warranties, product failures or damages caused by faulty installation of our products. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable or otherwise ineffective.

Any errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance of our products or services could cause us to lose revenues or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant customers, harm our reputation, subject us to liability for breach of warranty claims or damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition.

We may be obligated to disclose our proprietary source code to our customers, which may limit our ability to protect our intellectual property and could reduce the renewals of our support and maintenance services.

Our software license agreements typically contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for our products in escrow with a third party. Under these escrow agreements, the source code to the applicable product may be released to the customer, typically for its use to maintain, modify and enhance the product, upon the occurrence of specified events, such as our filing for bankruptcy, discontinuance of our maintenance services and breaching our representations, warranties or covenants of our agreements with our customers. Additionally, in some cases, customers have the right to request access to our source code upon demand. Some of our customers have obtained the source code for our products by exercising this right, and others may do so in the future.

Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for that source code or the products containing that source code and may facilitate intellectual property infringement claims against us. It also could permit a customer to which a product’s source code is disclosed to support and maintain that software product without being required to purchase our support or maintenance services. Each of these could harm our business, results of operations and financial condition.

If our products experience data security breaches, and there is unauthorized access to our customers’ data, we may lose current or future customers and our reputation and business may be harmed.

Our products are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their businesses. Although we maintain security features in our products, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code, and other disruptions that may jeopardize the security of information stored in and transmitted by our products. A party that is able to circumvent our security measures in our products could misappropriate our or our customers’ proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems, and misuse any information that they misappropriate.

If any compromise of the security of our products were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed. In addition, if there is any perception that we cannot protect our customers’ proprietary and confidential information, we may lose the ability to retain existing customers and attract new customers and our revenues could decline.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Our products are complex and are deployed in a wide variety of network environments. The proper use of our products requires training of the customer. If our products are not used correctly or as intended, inadequate performance may result. Additionally, our customers or third-party partners may incorrectly implement or use our products. Our products may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our products. Similarly, our products are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our products, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our products, our failure to properly train customers on how to efficiently and effectively use our products, or our failure to properly provide implementation or maintenance services to our customers may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our products and services.

In addition, if there is substantial turnover of customer personnel responsible for implementation and use of our products, or if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. Further, if there is substantial turnover of the customer personnel responsible for implementation and use of our products, our ability to make additional sales may be substantially limited.

Our ability to sell our products is highly dependent on the quality of our professional services and technical support services and the support of our partners, and the failure of us or our partners to offer high-quality professional services or technical support services could damage our reputation and adversely affect our ability to sell our products and services to new customers and renew our licenses to existing customers.

If we or our partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. Once our products are deployed and integrated with our customers’ existing information technology investments and data, our customers may depend on our technical support services, and in some cases the support of our partners, to resolve any issues relating to our products. High-quality support is critical for the continued successful marketing and sale of our products. In addition, as we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Many enterprise customers require higher levels of support than smaller customers. If we fail to meet the requirements of our larger customers, it may be more difficult to increase our penetration with larger customers, which is key to the growth of our revenues and profitability. As a result, our failure to maintain high quality support services would have a material adverse effect on our business, results of operations, financial condition and growth prospects.

If we are unable to develop, introduce and market new and enhanced versions of our products, we may be put at a competitive disadvantage.

Our success depends on our continued ability to develop, introduce and market new and enhanced versions of our products to meet evolving customer requirements. However, we cannot assure you that this process can be maintained. If we fail to develop new products or enhancements to our existing products, our business could be adversely affected, especially if our competitors are able to introduce products with enhanced functionality. We plan to continue our investment in product development in future periods. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully introduce new, enhanced and competitive products to meet our customers’ and prospective customers’ needs on a timely basis. However, we cannot assure you that revenues will be sufficient to support the future product development that is required for us to be competitive. Although we may be able to release new products in addition to enhancements to existing products, we cannot assure you that our new or upgraded products will be accepted by the market, will not be delayed or canceled, will not contain errors or “bugs” that could affect the performance of the products or cause damage to users’ data, or will not be rendered obsolete by the introduction of new products or technological developments by others. If we fail to develop products that are competitive in technology and price and fail to meet customer needs, our market share will decline and our business and results of operations could be harmed.

We may be subject to significant liability claims if our core system software fails and the limitation of liability provided in our license agreements may not protect us, which may adversely impact our financial condition.

The license and support of our core system software creates the risk of significant liability claims against us. Our license agreements with our customers contain provisions designed to limit our exposure to potential liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be enforced as a result of international, federal, state and local laws or ordinances or unfavorable judicial decisions. Breach of warranty or damage liability or injunctive relief resulting from such claims could have a material and adverse impact on our results of operations and financial condition.

If we are unable to retain our personnel and hire and integrate additional skilled personnel, we may be unable to achieve our goals and our business will suffer.

Our future success depends upon our ability to continue to attract, train, integrate and retain highly skilled employees, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Each of our executive officers and other key employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. In addition, many of our senior management personnel are substantially vested in their stock option grants or other equity compensation. While we periodically grant additional equity awards to management personnel and other key employees to provide additional incentives to remain employed by us, employees may be more likely to leave us if a significant portion of their equity compensation is fully vested, especially if the shares underlying the equity awards have significantly appreciated in value. Our inability to attract and retain qualified personnel, or delays in hiring required personnel, may seriously harm our business, results of operations and financial condition.

We face intense competition for qualified individuals from numerous software and other technology companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Often, significant amounts of time and resources are required to train technical, sales and other personnel. We have a limited number of sales people. The loss of some of these sales people in a short period of time could have a negative impact on our sales efforts. Further, qualified individuals are in high demand. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. Because of the technical nature of our products and services and the dynamic market in which we compete, any failure to attract, integrate and retain qualified direct sales, professional services and product development personnel, as well as our contract workers, could have a material adverse effect on our ability to generate sales or successfully develop new products, customer and consulting services and enhancements of existing products. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Our ability to effectively use equity compensation to help attract and retain qualified personnel may be limited by our stockholders, and equity compensation arrangements may negatively impact our results of operations.

We intend to continue to issue stock options and restricted stock units as key components of our overall compensation and employee attraction and retention efforts. We may face pressure from stockholders, who must approve any increases in our equity compensation pool, to limit the use of equity-based compensation so as to minimize its dilutive effect on stockholders. In addition, we are required under GAAP to recognize compensation expense in our results of operations for employee share-based equity compensation under our equity grants, which may negatively impact our results of operations and may increase the pressure to limit equity-based compensation. These factors may make it more difficult or unlikely for us to continue granting attractive equity-based compensation packages to our employees, which could adversely impact our ability to attract and retain key employees. If we lose any senior executive or other key employee, our business and results of operations could be materially and adversely affected.

If we are unable to continue the successful development of our direct sales force and the expansion of our relationships with our strategic partners, sales of our products and services will suffer and our growth could be slower than we project.

We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large P&C insurance carriers, and to manage our existing customer base. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and may, in some cases, take more than a year before becoming productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our products and services will suffer and our growth will be impeded.

We believe our future growth also will depend on the expansion of successful relationships with system integrators. Our system integrators as channel partners help us reach additional customers. Our growth in revenues, particularly in international markets, will be influenced by the development and maintenance of this indirect sales channel. Although we have established relationships with some of the leading system integrators, our products and services compete directly against the products and services of other leading system integrators, including Accenture. We are unable to control the resources that our system integrator partners commit to implementing our products or the quality of such implementation. If they do not commit sufficient resources to these activities, our business and results of operations could fail to grow in line with our projections.

Failure to manage our rapid growth effectively and manage our headquarters transition could harm our business.

We have recently experienced, and expect to continue to experience, rapid growth in our number of employees and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. Furthermore, we have entered into a seven-year lease agreement to relocate our headquarters to Foster City, California commencing August 1, 2012. We expect to incur additional expense in connection with this relocation and our new headquarters lease. These efforts may also disrupt our operations and distract our management team. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We sell our products and services to customers located outside the United States and Canada, and we are continuing to expand our international operations as part of our growth strategy. In fiscal year 2011, 34% of our revenues were derived from outside of the United States and Canada. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	the need to localize our products and licensing programs for international customers;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	increased exposure to fluctuations in currency exchange rates;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

•	import and export license requirements, tariffs, taxes and other trade barriers;

•	increased financial accounting and reporting burdens and complexities;

•	weaker protection of intellectual property rights in some countries;

•	multiple and possibly overlapping tax regimes; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Certain of our software products may be deployed through cloud-based implementations, and if such implementations are compromised by data security breaches or other disruptions, our reputation could be harmed, and we could lose customers or be subject to significant liabilities.

Although our software products typically are deployed on our customers’ premises, our products may be deployed in our customers’ cloud-based environments, in which our products and associated services are made available using an Internet-based infrastructure. In cloud deployments, the infrastructure of third-party service providers used by our customers may be vulnerable to hacking incidents, other security breaches, computer viruses, telecommunications failures, power loss, other system failures and similar disruptions.

Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of the servers of third-party service providers’ used by our customers, and to the unauthorized use or access of our software and proprietary information and sensitive or confidential data stored or transmitted by our products. The inability of service providers used by our customers to provide continuous access to their hosted services, and to secure their hosted services and associated customer information from unauthorized use, access or disclosure, could cause us to lose customers and to incur significant liability, and could harm our reputation, business, financial condition and results of operations.

We may expand through acquisitions of and/or partnerships with other companies, which may divert our management’s attention and result in unexpected operating and technology integration difficulties, increased costs and dilution to our stockholders.

In the future, our business strategy may include acquiring complementary software, technologies, or businesses. Acquisitions may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties in assimilating or integrating the businesses, technologies, services, products, personnel or operations of the acquired companies, especially if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the existing customers or signing new customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business. We also may be required to use a substantial amount of our cash or issue equity securities to complete an acquisition, which could deplete our cash reserves and dilute our existing stockholders. Following an acquisition, we may be required to defer the recognition of revenues that we receive from the sale of products that we acquired, or from the sale of a bundle of products that includes products that we acquired, if we have not established VSOE for the undelivered elements in the arrangement. A delay in the recognition of revenues from sales of acquired products or bundles that include acquired products may cause fluctuations in our quarterly financial results and may adversely affect our operating margins.

Additionally, competition within our industry for acquisitions of businesses, technologies and assets has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, the target may be acquired by another company or we may otherwise not be able to complete the acquisition on commercially reasonable terms, if at all. Moreover, we cannot assure you that the anticipated benefits of any acquisition, including our revenues or return on investment assumptions, would be realized or that we would not be exposed to unknown liabilities.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Because our customer contracts are highly negotiated, they often include unique terms and conditions that require judgment with respect to revenue recognition. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, impose additional requirements on public companies, including specific corporate governance practices. For example, the listing requirements of the New York Stock Exchange require that we satisfy certain corporate governance requirements relating to independent directors, audit and compensation committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We may need additional financing to execute on our current or future business strategies, including to:

•	hire additional personnel;

•	develop new or enhance existing products and services;

•	enhance our operating infrastructure;

•	acquire businesses or technologies; or

•	otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we incur additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services, or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act requires, among other things, that as a publicly-traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective.

If a material misstatement occurs in the future, we may fail to meet our future reporting obligations, we may need to restate our financial results and the price of our common stock may decline. Any failure of our internal controls could also adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the rules of the SEC, under Section 404 of the Sarbanes-Oxley Act, become applicable to us beginning with the filing of our Annual Report on Form 10-K for the fiscal year ending July 31, 2013. Effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

If tax laws change or we experience adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters and the majority of our operations are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, results of operations and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, results of operations and financial condition would be adversely affected.

Risks Related to this Offering and Our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide our stockholders adequate liquidity.

There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiations between us and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering.

Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that research analysts publish about us and our business. If we do not establish and maintain adequate research coverage or if one or more analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of our management and affairs after the offering, and they can take actions that may be against your best interests.

Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of 61.4% of our outstanding common stock. Our two largest stockholders, U.S. Venture Partners and Bay Partners, will beneficially own an aggregate of 46.1% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with stockholders who own significant percentages of a company’s outstanding stock. Also, as a result, these stockholders, if they were to act together, may be able to control our management and affairs and other matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Participation in this offering by one of our existing stockholders would reduce the available public float for our shares.

Battery Ventures, one of our existing stockholders, has indicated an interest in purchasing up to 400,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Battery Ventures may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Battery Ventures. If Battery Ventures were to purchase all of these shares, it would beneficially own 6.7% of our outstanding common stock after this offering.

If Battery Ventures is allocated all or a portion of the shares in which it has indicated an interest in this offering and purchases any such shares, such purchase would reduce the available public float for our shares because Battery Ventures would be restricted from selling the shares by a lock-up agreement it has entered into with our underwriters. As a result, any purchase of shares by Battery Ventures in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Assuming completion of this offering, as of October 31, 2011, we would have had an aggregate of 47,542,951 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. The 7,500,000 shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering;

•

40,032,202 shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act; and

•	10,749 shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares.

The number of shares eligible for sale upon expiration of lock-up agreements assumes the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into an aggregate of 25,357,721 shares of common stock.

The lock-up agreements expire 180 days after the date of this prospectus, subject to potential extension in the event we release earnings results or material news or a material event relating to us occurs near the end of the lock-up period. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, may, in their discretion and at any time, release all or any portion of the securities subject to lock-up agreements. After the completion of this offering, we intend to register approximately 21,107,146 shares of our common stock that have been issued or reserved for future issuance under our stock incentive plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $8.92 per share in the price you pay for our common stock as compared to the pro forma as adjusted net tangible book value as of October 31, 2011. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Our management has broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not produce a positive rate of return.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering and cannot assure you that our management will apply the net proceeds from this offering in ways that improve our results of operations or increase the value of your investment. The failure by our management to apply these funds in a manner that produces a positive rate of return could adversely affect our ability to continue to maintain and expand our business, which could cause our stock price to decline.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be effective upon completion of this offering, contain provisions that could delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	providing for a classified board of directors with staggered three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

authorizing our board of directors to issue, without stockholder approval, preferred stock rights senior to those of common stock, which could be used to significantly dilute the ownership of a hostile acquiror;

•	prohibiting stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

limiting the persons who may call special meetings of stockholders, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

requiring advance notification of stockholder nominations and proposals, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

The affirmative vote of the holders of at least 66 2/3% of our shares of capital stock entitled to vote is generally necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated bylaws may only be amended or repealed by the affirmative vote of the holders of at least 50% of our shares of capital stock entitled to vote.

In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law upon completion of this offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. You can generally identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Gartner, Inc., IBISWorld Inc. or other publicly available information. This information involves a number of assumptions and limitations. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

All statements in this prospectus attributable to Gartner represent our interpretation of data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, and have not been reviewed by Gartner. Each of the Gartner publications described herein, “MarketScope for North American Property and Casualty Insurance Claims Management Modules” by Kimberly Harris-Ferrante, January 27, 2011; and “Enterprise IT Spending for the Insurance Market Worldwide 2009-2015” by Derry Finkeldey, August 15, 2011 speaks as of its original publication date (and not as of the date of this prospectus). The opinions expressed in Gartner publications are not representations of fact, and are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $72.7 million, or $84.2 million if the underwriters’ over-allotment option is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $7.0 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and to facilitate our access to public equity markets, as well as to obtain additional capital. Except as set forth in this section, we have no specific plans as to the use of a specific portion of the proceeds of this offering. However, we anticipate that we will use the net proceeds of this offering primarily for general corporate purposes, including working capital. We also intend to use certain of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs held by current or former employees, which will begin to vest 180 days after the completion of this offering. We do not currently know the amount of net proceeds that will be used to satisfy these tax withholding obligations because it will be dependent on a number of factors, including our stock price on the date of vesting and the number of shares underlying RSUs that vest on such date. Assuming a stock price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, 1,216,589 shares underlying RSUs vesting on such date and the statutory minimum income tax rate for our employees, we would use $4.8 million to satisfy these tax withholding obligations. A $1.00 increase (decrease) in the assumed price of our common stock on the date of vesting would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by $0.4 million.

In addition, we may use a portion of the net proceeds to acquire or invest in complementary companies, product lines, products or technologies. However, we have no understandings or agreements with respect to any such acquisition or investment.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of October 31, 2011 on:

•	an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock, which we expect to occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the conversion of our convertible preferred stock discussed in the prior bullet and our receipt of the net proceeds from our sale of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of October 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$31,171	$31,171	$104,869

Short-term and long-term debt	$—	$—	$—
Convertible preferred stock, $0.0001 par value: 25,643,493 shares authorized, 25,357,721 shares issued and outstanding, actual; no shares authorized, none issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	36,500	—	—
Common stock, $0.0001 par value; 55,000,000 shares authorized, 14,685,230 shares issued and outstanding, actual; 500,000,000 shares authorized, 40,042,951 shares issued and outstanding, pro forma; and 500,000,000 shares authorized, 47,542,951 shares issued and outstanding, pro forma as adjusted	1	4	5
Additional paid-in capital	23,945	60,442	133,166
Accumulated other comprehensive loss	(218)	(218)	(218)
Accumulated deficit	(33,559)	(33,559)	(33,559)

Total stockholders’ equity	26,669	26,669	99,394

Total capitalization	$26,669	$26,669	$99,394

(1)	We paid $973,000 of our initial public offering expenses as of October 31, 2011 in connection with the preparation of the registration statement of which this prospectus forms a part.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $7.0 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $10.2 million, assuming the initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding following this offering is based on 40,042,951 shares of our common stock outstanding as of October 31, 2011, assuming conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock, and excludes:

•	8,181,978 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2011, with a weighted average exercise price of $3.16 per share;

•	4,855,572 shares of common stock issuable upon the upon the vesting of RSUs outstanding as of October 31, 2011;

•

69,529 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of October 31, 2011, assuming conversion of all outstanding shares of our convertible preferred stock, which we expect to occur immediately prior to the closing of this offering, with an exercise price of $5.03 per share; and

•

7,595,117 shares of our common stock reserved for future issuance under our stock-based compensation plans as of October 31, 2011, consisting of 25,168 shares of common stock reserved for issuance under our 2006 Stock Plan (on November 9, 2011 and January 3, 2012, our board of directors increased the shares available under the 2006 Stock Plan by 240,000 shares; options to purchase 235,000 shares and 30,000 shares were granted on November 11, 2011 and January 3, 2012, respectively), 521 shares of common stock reserved for issuance under our 2009 Stock Plan, 49,428 shares of common stock reserved for issuance under our 2010 Restricted Stock Unit Plan (on November 9, 2011, our board of directors increased the shares available under the 2010 Restricted Stock Unit Plan by 255,000 shares; 297,500 shares are subject to issuance upon vesting of RSUs granted on November 11, 2011) and, subject to and effective upon the closing of this offering, 7,500,000 shares of common stock reserved for issuance under our 2011 Stock Plan and any future increase in shares reserved for issuance under such plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of October 31, 2011 was $26.0 million, or $1.77 per share. Our pro forma net tangible book value as of October 31, 2011 was $26.0 million, or $0.65 per share, based on the total number of shares of our common stock outstanding as of October 31, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock, which we expect to occur immediately prior to the closing of this offering.

After giving effect to our sale of 7,500,000 shares of common stock by us in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of October 31, 2011 will be $98.7 million, or $2.08 per share. This represents an immediate increase in net tangible book value of $1.43 per share to existing stockholders and an immediate dilution in net tangible book value of $8.92 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of October 31, 2011, before giving effect to this offering	$0.65
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.43

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.08

Dilution per share to investors in this offering		$8.92

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our pro forma as adjusted net tangible book value per share after giving effect to this offering by approximately $0.15 and would increase (decrease) dilution per share to new investors by approximately $0.15 assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

The following table presents on a pro forma basis as of October 31, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into common stock, which we expect to occur immediately prior to the closing of this offering, and assuming Battery Ventures does not elect to purchase shares of our common stock in this offering, the difference between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the value of any stock issued for services and the average price paid per share or to be paid to us at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	40,042,951	84.2%	$39,610,621	32.4%	$0.99
New investors	7,500,000	15.8	82,500,000	67.6	11.00

Totals	47,542,951	100.0%	$122,110,621	100.0%	$2.57

If the underwriters exercise their over-allotment option in full, and if Battery Ventures does not elect to purchase shares of our common stock in this offering, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 82.3% and will increase the number of shares held by our new investors to 8,625,000, or 17.7%.

The foregoing calculations are based on 40,042,951 shares of our common stock outstanding as of October 31, 2011 assuming conversion of all outstanding convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock, and exclude:

•	8,181,978 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2011, with a weighted average exercise price of $3.16 per share;

•	4,855,572 shares of common stock issuable upon the vesting of outstanding RSUs as of October 31, 2011;

•

69,529 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of October 31, 2011, assuming conversion of all outstanding shares of our convertible preferred stock, which we expect to occur immediately prior to the closing of this offering, with an exercise price of $5.03 per share; and

•

7,575,117 shares of common stock reserved for future issuance under our stock-based compensation plans as of October 31, 2011, consisting of 25,168 shares of common stock reserved for issuance under our 2006 Stock Plan (on November 9, 2011 and January 3, 2012, our board of directors increased the shares available under the 2006 Stock Plan by 240,000 shares; options to purchase 235,000 shares and 30,000 shares were granted on November 11, 2011 and January 3, 2012, respectively), 521 shares of common stock reserved for issuance under our 2009 Stock Plan, 49,428 shares of common stock reserved for issuance under our 2010 Restricted Stock Unit Plan (on November 9, 2011, our board of directors increased the shares available under the 2010 Restricted Stock Unit Plan by 255,000 shares; 297,500 shares are subject to issuance upon vesting of RSUs granted on November 11, 2011) and, subject to and effective upon the closing of this offering, 7,500,000 shares of common stock reserved for issuance under our 2011 Stock Plan and any future increases in shares reserved for issuance under such plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended July 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of July 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended October 31, 2010 and 2011 and the consolidated balance sheet data as of October 31, 2011 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations for the years ended July 31, 2007 and 2008 and the consolidated balance sheet data as of July 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements which are not included in this prospectus. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, that management considers necessary to present fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended October 31, 2011 are not necessarily indicative of results to be expected for the full year ending July 31, 2012 or any future annual or interim period. You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000
	Years Ended July 31,					Three Months Ended October 31,
	2007	2008	2009	2010	2011	2010	2011
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenues	$42,945	$70,656	$84,745	$144,691	$172,472	$34,670	$52,380
Total cost of revenues(1)	35,289	42,448	41,656	55,471	68,344	15,192	19,490

Total gross profit	7,656	28,208	43,089	89,220	104,128	19,478	32,890
Operating expenses:
Research and development(1)	16,108	21,162	22,356	28,273	34,773	7,519	10,959
Sales and marketing(1)	13,854	15,718	21,559	26,741	28,950	5,546	7,361
General and administrative(1)	6,170	8,506	9,646	16,192	23,534	4,628	6,438
Litigation provision	—	—	—	—	10,000	—	—

Total operating expenses	36,132	45,386	53,561	71,206	97,257	17,693	24,758

Income (loss) from operations	(28,476)	(17,178)	(10,472)	18,014	6,871	1,785	8,132
Interest income, net	107	443	27	95	156	37	40
Other income (expense), net	—	—	(123)	(391)	1,269	193	(316)

Income (loss) before provision for income taxes	(28,369)	(16,735)	(10,568)	17,718	8,296	2,015	7,856
Provision for (benefit from) income taxes	84	148	398	2,199	(27,262)	125	3,044

Net income (loss)	$(28,453)	$(16,883)	$(10,966)	$15,519	$35,558	$1,890	$4,812

Net income (loss) per share(2):
Basic	$(2.16)	$(1.28)	$(0.83)	$0.32	$0.83	$0.03	$0.10

Diluted	$(2.16)	$(1.28)	$(0.83)	$0.30	$0.76	$0.03	$0.09

	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000
	Years Ended July 31,					Three Months Ended October 31,
	2007	2008	2009	2010	2011	2010	2011
						(unaudited)
	(in thousands, except share and per share data)
Shares used in computing net income (loss)(2):
Basic	13,177,772	13,195,733	13,284,938	13,535,736	14,064,055	13,873,022	14,554,428

Diluted	13,177,772	13,195,733	13,284,938	15,933,374	17,763,859	16,046,865	21,153,441

Pro forma net income per share (unaudited)(2):
Basic				$0.40	$0.90	$0.05	$0.12

Diluted				$0.38	$0.82	$0.05	$0.10

Shares used in computing pro forma net income per share (unaudited)(2):
Basic				38,893,457	39,421,776	39,230,743	39,912,149

Diluted				41,291,095	43,121,580	41,404,586	46,511,161

Other Financial Data:

Adjusted EBITDA(3) (unaudited)	$(25,749)	$(12,869)	$(6,377)	$22,744	$25,777	$3,050	$12,123

Operating cash flows	$1,396	$(3,459)	$11,379	$9,534	$27,686	$(13,099)	$(27,085	)(4)

(1)	Includes stock-based compensation as follows:

	Years Ended July 31,					Three Months Ended October 31,
	2007	2008	2009	2010	2011	2010	2011
						(unaudited)
	(in thousands)
Cost of revenues	$428	$737	$780	$925	$1,384	$306	$758
Research and development	638	872	688	769	1,372	248	845
Sales and marketing	300	825	857	755	903	135	497
General and administrative	542	690	464	905	3,021	334	1,212

Total stock-based compensation	$1,908	$3,124	$2,789	$3,354	$6,680	$1,023	$3,312

(2)

See Note 9 to our consolidated financial statements for an explanation of the calculations of our actual basic and diluted and pro forma basic and diluted net income (loss) per share attributable to common stockholders. All shares to be issued in this offering were excluded from the unaudited pro forma basic and diluted net income per share calculation.

(3)

We define Adjusted EBITDA as net income (loss) plus provision for (benefit from) income taxes, other (income) expense, net, interest (income) expense, net, litigation provision, depreciation and amortization and stock-based compensation. See “—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)	Includes $10.0 million litigation settlement payment.

	As of July 31,					As of October 31, 2011
	2007	2008	2009	2010	2011
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,634	$17,699	$27,585	$37,411	$59,625	$31,171
Working capital (deficit)	(9,696)	(11,767)	(13,523)	(5,382)	12,541	13,461
Total assets	22,748	37,277	54,741	60,055	126,540	102,795
Convertible preferred stock	11,678	11,678	36,500	36,500	36,500	36,500
Total stockholders’ equity (deficit)	(41,488)	(36,775)	(44,648)	(25,145)	18,152	26,669

Adjusted EBITDA

We believe Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance. We believe that:

•

Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•

it is useful to exclude non-cash charges, such as depreciation and amortization, stock-based compensation and one-time charges such as our litigation provision from Adjusted EBITDA because the amount of such expense in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods.

We use Adjusted EBITDA in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Adjusted EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Years Ended July 31,					Three Months Ended October 31,
	2007	2008	2009	2010	2011	2010	2011
	(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(28,453)	$(16,883)	$(10,966)	$15,519	$35,558	$1,890	$4,812
Non-GAAP adjustments:
Provision for (benefit from) income taxes	84	148	398	2,199	(27,262)	125	3,044
Other (income) expense, net	—	—	123	391	(1,269)	(193)	316
Interest (income) expense, net	(107)	(443)	(27)	(95)	(156)	(37)	(40)
Litigation provision	—	—	—	—	10,000	—	—
Depreciation and amortization	819	1,185	1,306	1,376	2,226	242	679
Total stock-based compensation	1,908	3,124	2,789	3,354	6,680	1,023	3,312

Adjusted EBITDA	$(25,749)	$(12,869)	$(6,377)	$22,744	$25,777	$3,050	$12,123

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. Our fiscal year end is July 31 and our fiscal quarters end on October 31, January 31, April 30 and July 31. Our fiscal years ended July 31, 2009, 2010 and 2011 are referred to herein as fiscal year 2009, fiscal year 2010 and fiscal year 2011, respectively.

Overview

We are a leading provider of core system software to the global P&C insurance industry. Our solutions serve as the transactional systems-of-record for, and enable the key functions of, a P&C insurance carrier’s business: underwriting and policy administration, claims management and billing. Since our inception, our mission has been to empower P&C insurance carriers to transform and improve their businesses by replacing their legacy core systems with our innovative modern software platform.

We derive our revenues from licensing our software applications, providing maintenance support and providing professional services to the extent requested by our customers. Our license revenues are primarily generated through annual license fees that recur during the term of our multi-year contracts. These multi-year contracts have an average term of approximately five years and are renewed on an annual or multi-year basis. In certain cases, when required by a customer, we license our software on a perpetual basis. In addition, certain of our multi-year term licenses provide the customer with the option to purchase a perpetual license at the end of the initial contract term, which we refer to as a perpetual buyout right. We generally price our licenses based on the amount of direct written premiums, or DWP, that will be managed by our solutions. We typically invoice our customers annually in advance for both term license and maintenance fees, and we invoice our perpetual license customers either in full at contract signing or on an installment basis.

Since August 2010, our license revenues from new orders and subsequent annual payments have generally been recognized when payment is due from our customers. Historically, and to a lesser extent during fiscal year 2011, our license revenues from existing orders have been recognized under three methods: under the residual method when payment is due and payable from our customers, under the percentage-of-completion method as we complete customer implementations of our software or under the zero gross margin method as we complete customer implementations of our software. Our license revenues accounted for 32%, 42%, 43% and 40% of our total revenues during fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively.

Our maintenance revenues are generally recognized annually over the committed maintenance term. Our maintenance fees are typically priced as a fixed percentage of the associated license fees and generate lower gross margins than our license revenues. Our maintenance revenues accounted for 11%, 13%, 12% and 13% of our total revenues during fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively.

We charge services fees on a time and materials basis and revenues are typically recognized upon delivery of our services. We derive our services revenues primarily from implementation services performed for our customers, revenues related to reimbursable travel expenses and training fees. Our services revenues generate lower gross margins than our license and maintenance revenues and accounted for 57%, 45%, 45% and 47% of our total revenues during fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively.

We enter into multi-year renewable contracts to license our software. Regardless of contract length, we typically invoice our customers for annual amounts at the beginning of the corresponding period. Our deferred revenues consist only of amounts that have been invoiced, but not yet recognized as revenues. As a result, deferred revenues and change in deferred revenues are incomplete measures of the strength of our business and not necessarily indicative of our future performance.

We have historically experienced seasonal variations in our revenues as a result of increased customer orders in our second and fourth fiscal quarters and subsequent annual fees. We generally see increased orders in our second fiscal quarter, which is the quarter ended January 31, due to customer buying patterns. We also see increased orders in our fourth fiscal quarter due to efforts by our sales team to achieve annual incentives. As a result, a significantly higher percentage of our annual license fees are invoiced and recognized as revenues during those quarters at contract inception or in the subsequent quarter when the annual license payment is due and in subsequent years upon the anniversary of the contract date. We generally expect these seasonal trends to continue in the future, which may cause quarterly fluctuations in our results of operations and certain financial metrics.

Our quarterly growth in revenues may not match up to new orders we receive in a given quarter. This mismatch is primarily due to the following reasons:

•	for the initial year of a multi-year term license, we generally recognize revenues when payment is due and payment may not be due until a subsequent fiscal quarter;

•	we may enter into license agreements with specified terms for product upgrades or functionality, which may require us to delay revenue recognition for the initial period; and

•	we may enter into license agreements with other contractual terms that may affect the timing of revenue recognition.

For example, we received new orders for both term and perpetual licenses in the fourth fiscal quarter of 2011 that committed future product functionality that was delivered in the first fiscal quarter of 2012. As a result, our license revenues in the first fiscal quarter of 2012 were $7.2 million higher than they would have been had the functionality been delivered in the fourth fiscal quarter of 2011 and we currently expect our revenues for the second and third fiscal quarters of 2012 to be down or flat as compared to the first fiscal quarter of 2012.

We also see quarterly fluctuations in revenues related to large perpetual licenses that we enter into from time to time. These large perpetual licenses cause large one-time increases in revenues that do not recur in future quarters, which causes our quarterly revenues to fluctuate.

To extend our technology leadership position in our market, we intend to continue to focus on product innovation through research and development, aggressively pursue new customers and up-sell additional products within our existing customer base. This will require us to make continued investment in our research and development and sales and marketing functions to capitalize on opportunities for growth. We expect research and development and sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future to support this strategy. Research and development expenses are also expected to increase as a percentage of revenues in future periods as we focus on expanding our technological leadership.

We face a number of risks in the execution of our strategy, including reliance on sales to a relatively small number of large customers, variances in the mix amongst our components of revenues, which could result in lower gross margin from services revenues as compared to license and maintenance revenues, and the overall impact of weakening economic conditions on the insurance industry. We believe that our focus on continued product innovation and customer wins and renewals will support the expansion of our license sales and reduce the impact from weakened economic conditions.

We sell our core system software primarily through our direct sales force. Our sales cycle for new customers is typically 12 to 24 months. Product implementations, the primary driver of our services revenues, typically last 6 to 24 months and can take longer. For fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, no single customer accounted for more than 10% of our revenues, and our ten largest customers accounted for 42%, 48%, 41% and 51% of our total revenues, respectively. We count as customers distinct buying entities, which may include multiple national or regional subsidiaries of large, global P&C insurance carriers.

We generated revenues of $84.7 million, $144.7 million, $172.5 million and $52.4 million in fiscal years 2009, 2010, 2011 and the three months ended October 31, 2011, respectively. We generate the majority of our revenues in the United States and Canada. Our revenues from outside the United States and Canada as a percentage of total revenues were 16%, 30%, 34% and 29% during fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively. We experienced our first profit on a quarterly basis in the second quarter of fiscal year 2010 and generated a net loss of $11.0 million during fiscal year 2009 and net income of $15.5 million and $35.6 million in fiscal years 2010 and 2011, respectively, including a benefit of $27.2 million related to the release of a significant portion of our tax valuation allowance during fiscal year 2011, and $4.8 million in the three months ended October 31, 2011.

Key Business Metrics

We use certain key metrics to evaluate and manage our business, including rolling four-quarter recurring revenues from term licenses and total maintenance. In addition, we present select GAAP and non-GAAP financial metrics that we use internally to manage the business and we believe are useful for investors. These metrics include Adjusted EBITDA and operating cash flow.

Four-Quarter Recurring Revenues

We measure four-quarter recurring revenues by adding the total term license revenues and total maintenance revenues recognized in the preceding four quarters ended in the stated period and excluding perpetual license revenues, revenues from perpetual buyout rights and services revenues. This metric allows us to better understand the trends in our recurring revenues because it typically reduces the variations in any particular quarter caused by seasonality, the effects of the annual invoicing of our term licenses and certain effects of contractual provisions that may accelerate or delay revenue recognition in some cases. Our four-quarter recurring revenues for each of the six periods presented were:

	Four Quarters Ended
	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
	(unaudited) (in thousands)
Term license revenues	$47,933	$51,354	$53,121	$54,797	$60,541	$64,174
Total maintenance revenues	18,702	20,190	19,658	20,188	21,321	23,818

Total four-quarter recurring revenues	$66,635	$71,544	$72,779	$74,985	$81,862	$87,992

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus provision for (benefit from) income taxes, other (income) expense, net, interest (income) expense, net, litigation provision, depreciation and amortization and stock-based compensation. We believe Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. Adjusted EBITDA was $(6,377), $22,744, $25,777 and $12,123 for fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively. For a further discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see Footnote 3 to “Selected Consolidated Financial Data.”

Operating Cash Flows

We monitor our cash flows from operating activities, or operating cash flows, as a key measure of our overall business performance, which enables us to analyze our financial performance without the effects of certain non-cash items such as depreciation and amortization and stock-based compensation expenses. Additionally, operating cash flows takes into account the impact of changes in deferred revenues, which reflects the receipt of cash payment for products before they are recognized as revenues. Our operating cash flows are significantly impacted by changes in deferred revenues, timing of bonus payments and collections of accounts receivable. They were also impacted by the payment of a litigation settlement during the three months ended October 31, 2011. As a result, our operating cash flows fluctuate significantly on a quarterly basis. Operating cash flows were $11,379, $9,534, $27,686 and $(27,085) for fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively. For a further discussion of our operating cash flows, see “—Liquidity and Capital Resources—Cash Flows from Operating Activities.”

Components of Consolidated Statements of Operations

Revenues

We derive our revenues from licensing our software applications, providing maintenance support and providing professional services, principally consisting of implementation and training services. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition”, we recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable. Our sales arrangements require us to deliver multiple products or services (multiple-elements). Our customers license our software through master software licensing agreements and submit orders for specific software applications and related maintenance within a territory and/or line of business. Many of our customers also enter into services agreements and submit statements of work defining the scope and deliverables of each services engagement.

We apply software revenue recognition rules and allocate total revenues among elements based on the VSOE of fair value of each element. Beginning in fiscal year 2008, our license arrangements generally included stated annual renewal rates for maintenance, thereby establishing VSOE of fair value for maintenance services. Additionally, beginning in fiscal year 2008, we determined that implementation services generally were not essential to the functionality of ClaimCenter software primarily due to the availability of other third parties or system integrators who could implement ClaimCenter for our customers. Beginning in fiscal year 2011, we determined that implementation services were not essential to the functionality of PolicyCenter and BillingCenter software primarily due to the availability of other third parties or system integrators who could implement PolicyCenter or BillingCenter for our customers. For multiple-element arrangements originating prior to our establishment of VSOE and determination that our services are non-essential, our accounting treatment requires us to defer significant portions of revenues until our essential services are completed pursuant to the zero gross margin method. Under the zero gross margin method, we only recognize revenues to the extent of project costs during the project implementation and, upon completion of the project, all remaining revenues from the arrangement are recognized on a ratable basis over the remaining committed maintenance period. For multiple-element arrangements originating after we had established VSOE for maintenance and services, but prior to our determination that our services are non-essential, our accounting treatment requires us to recognize license and services on a percentage-of-completion basis over the implementation period. The establishment of VSOE of fair value and non-essential services over the last three years generally allows us to recognize license revenues as payments become due and payable, thereby deferring less revenues initially and recognizing revenues more consistently over the term of a contract.

Our total revenues are comprised of the following:

•

License revenues.    We license our software applications, PolicyCenter, ClaimCenter and BillingCenter, separately or combined as InsuranceSuite, to customers on either a multi-year renewable term basis with recurring annual billing periods or, to a limited extent, a perpetual basis when required by our customers. A portion of our term-based licenses contain a perpetual buyout right at the end of the initial contract term. Our pricing arrangements are based on the amount of DWP that will be managed by our solutions and may include beneficial volume-based pricing for customers managing a higher amount of DWP with our solutions. We expect that our annual license revenues will continue to grow in absolute dollars and as a percentage of total revenues on an annual basis. However, we expect volatility across quarters for our license revenues as a percentage of total revenues due to the timing of annual billings, timing of perpetual license sales and the exercise of perpetual buyout rights in term licenses.

•

Maintenance revenues.    We offer maintenance under renewable, fee-based contracts that include unspecified software updates and upgrades released when and if available, software patches and fixes and email and phone support. Maintenance contracts usually have a term of one to five years. We expect that our maintenance revenues will continue to grow along with the increase in the size and penetration of our customer base.

•

Services revenues.    Services revenues are primarily comprised of revenues from implementation, reimbursable travel expenses and training services. We bill for our services on a time and materials basis. We expect our services revenues to grow in absolute dollars but decrease as a percentage of total revenues as we continue to expand our network of third-party system integrators with whom our customers can contract for services related to our products.

Cost of Revenues and Gross Profit

Our cost of revenues and gross profit are variable and depend on the type of revenues earned in each period. Our cost of license revenues is primarily comprised of royalty fees paid to third parties. Our cost of maintenance revenues is comprised of personnel-related expenses for our technical support team, including stock-based compensation for our support engineers and allocated employee benefits and facility costs. Our cost of services revenues is primarily comprised of personnel-related expenses for our professional service employees and contractors, including stock-based compensation and allocated employee benefits and travel-related costs. We expect our cost of revenues to increase in absolute dollars as we continue to hire personnel to provide technical support and consulting services to our growing customer base.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. The largest components of our operating expenses are personnel-related expenses for our employees, including stock-based compensation, and, to a lesser extent, professional services costs, rent and facilities costs. Professional services costs consist primarily of fees for outside legal, accounting and tax services. We expect our operating expenses to continue to grow in absolute dollars in the near term due to projected increases in facilities costs, although these expenses are likely to fluctuate on a quarterly basis as a percentage of revenues.

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff as well as professional services costs, facilities and engineering costs. We expense all of our software development costs as incurred. Our research and development efforts are focused primarily on enhancing and extending the functionality of our products. Because our products are complex and require extensive testing, development cycles can be lengthy. We expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial internal resources to develop, improve and expand the functionality of our solutions.

Sales and Marketing

Our sales and marketing expenses consist primarily of costs incurred for personnel-related expenses for our sales and marketing employees as well as commission payments to our sales employees, facilities costs, sales travel expenses and professional services for marketing costs. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we increase the number of our sales and marketing employees to support the growth in our business and as we incur additional external marketing communication costs.

General and Administrative

Our general and administrative expenses consist primarily of personnel-related expenses as well as professional services and facilities costs related to our executive, finance, human resources, information technology and legal functions. We also expect to incur significant additional stock-based compensation expense in future periods. Following the completion of this offering, we expect to incur significant additional accounting and legal costs related to compliance with rules and regulations enacted by the SEC, including the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act, as well as additional insurance, investor relations and other costs associated with being a public company.

Other Income (Expense)

Interest Income (Expense), Net

Interest income represents interest earned on our cash, cash equivalents and short-term investments. We expect income will vary each reporting period depending on our average investment balances during the period and market interest rates.

Interest expense consists of interest accrued or paid on letters of credit held by certain of our customers. Interest expense was not significant in our prior periods; however, we recently recognized interest expense related to a letter of credit issued during fiscal year 2011. Therefore, we expect interest expense to increase in the near term.

Other Income (Expense), Net

Other income (expense), net consists primarily of fluctuations in foreign exchange rates on receivables and payables denominated in currencies other than the U.S. dollar.

Provision for Income Taxes

We are subject to taxes in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. We record interest and penalties related to unrecognized tax benefits in our provision for income taxes.

As of July 31, 2010, we recorded a full valuation allowance on our deferred tax assets. During fiscal year 2011, based on an accumulation of positive evidence such as cumulative profits over the prior three years and projections for future growth, management determined that it is more likely than not that the benefits of our deferred tax assets will be realized, and a significant portion of the tax valuation allowance was removed.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Revenues:
License	$26,996	$60,315	$73,883	$10,153	$20,815
Maintenance	9,572	18,702	21,321	4,610	7,106
Services	48,177	65,674	77,268	19,907	24,459

Total revenues	84,745	144,691	172,472	34,670	52,380

Cost of revenues:
License	349	267	1,264	201	299
Maintenance	2,628	3,685	4,063	886	1,266
Services	38,679	51,519	63,017	14,105	17,925

Total cost of revenues	41,656	55,471	68,344	15,192	19,490

Gross profit:
License	26,647	60,048	72,619	9,952	20,516
Maintenance	6,944	15,017	17,258	3,724	5,840
Services	9,498	14,155	14,251	5,802	6,534

Total gross profit	43,089	89,220	104,128	19,478	32,890

Operating expenses:
Research and development	22,356	28,273	34,773	7,519	10,959
Sales and marketing	21,559	26,741	28,950	5,546	7,361
General and administrative	9,646	16,192	23,534	4,628	6,438
Litigation provision	—	—	10,000	—	—

Total operating expenses	53,561	71,206	97,257	17,693	24,758

Income (loss) from operations	(10,472)	18,014	6,871	1,785	8,132
Interest income, net	27	95	156	37	40
Other income (expense), net	(123)	(391)	1,269	193	(316)

Income (loss) before provision for income taxes	(10,568)	17,718	8,296	2,015	7,856
Provision for (benefit from) income taxes	398	2,199	(27,262)	125	3,044

Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(percent of total revenues)
Revenues:
License	32%	42%	43%	29%	40%
Maintenance	11	13	12	13	13
Services	57	45	45	58	47

Total revenues	100	100	100	100	100

Total cost of revenues	49	38	40	44	37

Total gross profit	51	62	60	56	63

Operating expenses:
Research and development	26	20	20	22	21
Sales and marketing	25	18	17	16	14
General and administrative	12	11	13	13	12
Litigation provision	—	—	6	—	—

Total operating expenses	63	49	56	51	47

Income (loss) from operations	(12)	12	4	5	16
Interest income, net	—	—	—	—	—
Other income (expense), net	—	—	1	1	(1)

Income (loss) before provision for income taxes	(12)	12	5	6	15
Provision for (benefit from) income taxes	1	1	(16)	—	6

Net income (loss)	(13)%	11%	21%	6%	9%

Comparison of the Three Months Ended October 31, 2010 and 2011

Revenues

	Three Months Ended October 31,
	2010		2011		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Revenues:
License	$10,153	29%	$20,815	40%	$10,662	105%
Maintenance	4,610	13	7,106	13	2,496	54
Services	19,907	58	24,459	47	4,552	23

Total revenues	$34,670	100%	$52,380	100%	$17,710	51%

License Revenues

The $10.7 million increase in license revenues was primarily driven by continued adoption of our ClaimCenter software and increased sales and marketing efforts in the United States, Canada and Australia.

	Three Months Ended October 31,
	2010		2011		Change
	Amount	% of License revenues	Amount	% of License revenues	($)	(%)
	(unaudited)
	(in thousands, except percentages)
License revenues:
Term	$8,726	86%	$12,358	59%	$3,632	42%
Perpetual	1,427	14	8,457	41	7,030	493

Total license revenues	$10,153	100%	$20,815	100%	$10,662	105%

The $3.6 million increase in term license revenues was primarily driven by $1.5 million of revenues recognized from new orders during the three months ended October 31, 2011 and $2.4 million of revenues recognized upon attainment of the required revenue recognition criteria related to prior year orders during the three months ended October 31, 2011, which included $1.8 million of revenues recognized upon delivery of specified upgrades and $0.6 million of revenues recognized when VSOE of fair value of maintenance was established for an arrangement with a customer.

The $7.0 million increase in perpetual license revenues was primarily driven by $6.9 million of revenues recognized upon attainment of the required revenue recognition criteria related to prior year orders during the three months ended October 31, 2011 and $0.7 million of revenues recognized from new orders during the three months ended October 31, 2011. These increases were partially offset by a decrease of $0.6 million of revenues recognized in the three months ended October 31, 2010 for existing orders entered into in prior fiscal years.

Our perpetual license revenues are not consistent from quarter to quarter. We do not expect perpetual license revenues to be as high in the quarter ended January 31, 2012 as they were in the quarter ended October 31, 2011 so we may not experience sequential license revenues growth in the upcoming quarter.

Maintenance Revenues

The $2.5 million increase in maintenance revenues was primarily driven by $1.6 million of revenues recognized from new orders during the three months ended October 31, 2011 and $0.9 million of revenues recognized upon attainment of the required revenue recognition criteria related to prior fiscal year orders during the three months ended October 31, 2011.

Services Revenues

The $4.6 million increase in service revenues was primarily driven by an additional $4.5 million revenues related to implementation of our software. Included in this increase is $1.5 million of revenues recognized from project implementations pursuant to the zero gross margin method during three months ended October 31, 2011 and $1.1 million of revenues recognized when VSOE of fair value of maintenance was established for one customer during three months ended October 31, 2011.

Deferred Revenues

	As of
	July 31, 2011	October 31, 2011	Change
	Amount	Amount	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Deferred revenues:
Deferred license revenues	$41,248	$31,838	$(9,410)	(23)%
Deferred maintenance revenues	18,719	16,566	(2,153)	(12)
Deferred services revenues	13,828	11,229	(2,599)	(19)

Total deferred revenues	$73,795	$59,633	$(14,162)	(19)%

The $9.4 million decrease in deferred license revenues was primarily driven by $10.3 million of revenues recognized from existing orders entered into in prior fiscal years where we attained the required revenue recognition criteria during the three months ended October 31, 2011, partially offset by $0.8 million of revenues deferred for billings of new orders during the three months ended October 31, 2011.

The $2.2 million decrease in deferred maintenance revenues was primarily driven by a $1.4 million decrease resulting from the timing of annual maintenance billings for new and existing orders during the three months ended October 31, 2011 and $0.9 million of revenues recognized from existing orders entered into in prior fiscal years upon attainment of the required revenue recognition criteria during the three months ended October 31, 2011.

The $2.6 million decrease in deferred services revenues was primarily driven by $1.5 million of revenues recognized pursuant to the zero gross margin method during the three months ended October 31, 2011 and $1.1 million of revenues recognized when VSOE of fair value of maintenance was established for one customer during the three months ended October 31, 2011.

Cost of Revenues and Gross Profit

	Three Months Ended October 31,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Cost of revenues:
License	$201	$299	$98	49%
Maintenance	886	1,266	380	43
Services	14,105	17,925	3,820	27

Total cost of revenues	$15,192	$19,490	$4,298	28%

Includes stock-based compensation of:
Cost of revenues	$306	$758	$452

The $4.3 million increase in cost of revenues was primarily due to an increase of $2.3 million in personnel-related expenses as a result of 40 additional employees mainly to provide implementation services to our customers, a $1.5 million increase in billable and non-billable travel related expenses, administrative expenses and professional services and a $0.5 million increase in stock-based compensation.

	Three Months Ended October 31,
	2010		2011		Change
	Amount	Margin %	Amount	Margin %	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Gross profit:
License	$9,952	98%	$20,516	99%	$10,564	106%
Maintenance	3,724	81	5,840	82	2,116	57
Services	5,802	29	6,534	27	732	13

Total gross profit	$19,478	56%	$32,890	63%	$13,412	69%

Gross profit increased by $13.4 million primarily reflecting increased license revenues during the three months ended October 31, 2011. Gross margin improved from 56% to 63% for the three months ended October 31, 2010 and 2011, respectively, primarily due to the increase in higher gross margin license revenue.

Operating Expenses

	Three Months Ended October 31,
	2010		2011		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Operating expenses:
Research and development	$7,519	22%	$10,959	21%	$3,440	46%
Sales and marketing	5,546	16	7,361	14	1,815	33
General and administrative	4,628	13	6,438	12	1,810	39
Litigation provision	—	—	—	—	—	—

Total operating expenses	$17,693	51%	$24,758	47%	$7,065	40%

Includes stock-based compensation of:
Research and development	$248		$845		$597
Sales and marketing	135		497		362
General and administrative	334		1,212		878

Total	$717		$2,554		$1,837

The $7.1 million increase in operating expenses was primarily driven by increased personnel-related and operational expenses as a result of 70 additional employees in these functional areas, higher stock-based compensation, professional services costs including accounting and legal services, travel-related costs and marketing programs. We expect all of our operating expense line items to increase in absolute dollars in future periods to support our future growth strategy.

Research and Development

The $3.4 million increase in research and development expenses was primarily due to an increase of $2.2 million in personnel-related expenses as a result of 39 additional employees, a $0.6 million increase in stock-based compensation and a $0.6 million increase in administrative and other professional services expenses.

Sales and Marketing

The $1.8 million increase in sales and marketing expenses was primarily due to an increase of $0.8 million in employee travel costs, marketing programs and other expenses, an increase of $0.6 million in personnel-related expenses as a result of 14 additional employees and an increase of $0.4 million in stock-based compensation.

General and Administrative

The $1.8 million increase in general and administrative expenses was primarily due to a $0.9 million increase in stock-based compensation, a $0.5 million increase in personnel-related expenses as a result of 17 additional employees and a $0.4 million increase in professional services costs including accounting and legal services. These higher costs primarily supported the growth of our business and preparation for our initial public offering process.

Other Income (Expense)

	Three Months Ended October 31,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(unaudited)
	(in thousands, except percentages)
Interest income (expense), net	$37	$40	$3	*
Other income (expense), net	193	(316)	(509)	*

Total	$230	$(276)	$(506)	*

*	Not meaningful

Interest Income, Net

Interest income and interest expense remained relatively flat during the three months ended October 31, 2011 and consistent with the prior year’s period.

Other Income (Expense), Net

Other expense increased by $0.5 million primarily due to higher currency exchange losses resulting from the U.S. dollar strengthening against the Canadian dollar, Australia dollar and Euro during the three months ended October 31, 2011 compared to the prior year’s period.

Provision for (Benefit From) Income Taxes

We recognized an income tax provision of $3.0 million for the three months ended October 31, 2011 compared to an income tax provision of $0.1 million for the three months ended October 31, 2010. The change was primarily due to no valuation allowance as of October 31, 2011 compared to a full valuation allowance as of October 31, 2010. In addition, the increase in profitability resulted in additional foreign and U.S. federal and state taxes during the three months ended October 31, 2011.

Comparison of the Years Ended July 31, 2010 and 2011

Revenues

	Years Ended July 31,
	2010		2011		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(in thousands, except percentages)
Revenues:
License	$60,315	42%	$73,883	43%	$13,568	22%
Maintenance	18,702	13	21,321	12	2,619	14
Services	65,674	45	77,268	45	11,594	18

Total revenues	$144,691	100%	$172,472	100%	$27,781	19%

License Revenues

The $13.6 million increase in license revenues was primarily driven by continued adoption of our ClaimCenter software and increased sales and marketing efforts in the United States and Canada.

	Years Ended July 31,
	2010		2011		Change
	Amount	% of License revenues	Amount	% of License revenues	($)	(%)

	(in thousands, except percentages)
License revenues:
Term	$47,933	79%	$60,541	82%	$12,608	26%
Perpetual	12,382	21	13,342	18	960	8

Total license revenues	$60,315	100%	$73,883	100%	$13,568	22%

The $12.6 million increase in term license revenues was driven by $14.9 million of revenues recognized during fiscal year 2011 from new orders and $1.5 million due to the attainment of revenue recognition criteria related to prior years orders. The $1.5 million change due to attainment of revenue recognition criteria included $0.4 million recognized upon completion of project implementations and $0.5 million recognized upon release of a contractual contingency. The increase was partially offset by $3.8 million recognized in fiscal year 2010 upon delivery of product functionality for orders entered into prior to fiscal year 2010.

The $1.0 million increase in perpetual license revenues was primarily driven by $9.5 million of revenues recognized during fiscal year 2011 from new orders, partially offset by $8.7 million recognized in fiscal year 2010 due to attainment of revenue recognition criteria related to orders entered into prior to fiscal year 2010.

Maintenance Revenues

The $2.6 million increase in maintenance revenues was primarily driven by $4.1 million of revenues recognized during fiscal year 2011 associated with new orders, partially offset by $1.8 million recognized upon completion of project implementations during fiscal year 2010 pursuant to the zero gross margin method.

Services Revenues

The $11.6 million increase in services revenues was primarily driven by an additional $9.7 million related to implementation of our software, an additional $1.5 million related to reimbursable travel expenses that were recognized as revenues and an additional $0.4 million related to training revenues.

Deferred Revenues

	As of
	July 31, 2010	July 31, 2011	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Deferred revenues:
Deferred license revenues	$33,968	$41,248	$7,280	21%
Deferred maintenance revenues	13,629	18,719	5,090	37
Deferred services revenues	12,552	13,828	1,276	10

Total deferred revenues	$60,149	$73,795	$13,646	23%

The $7.3 million increase in deferred license revenues was due to $15.6 million of new orders during fiscal year 2011 and $2.5 million of additional billings related to existing orders in prior fiscal years where revenue recognition criteria was not met in fiscal year 2011. These increases were partially offset by $10.8 million of revenues recognized from existing orders entered into during a prior fiscal year where we attained the required revenue recognition criteria during fiscal year 2011.

The $5.1 million increase in deferred maintenance revenues was primarily due to $5.8 million of revenues deferred for billing of new orders during fiscal year 2011, partially offset by $0.7 million of revenues recognized upon attainment of the required revenue recognition criteria during fiscal year 2011.

The increase in deferred services revenues of $1.3 million was due to $5.6 million of services revenues that were deferred for ongoing project implementations as of July 31, 2011 pursuant to the zero gross margin method and those deals where we did not attain the required revenue recognition criteria during fiscal year 2011, offset by $4.3 million of deferred services revenues recognized pursuant to the zero gross margin method when we completed project implementations during fiscal year 2011.

Cost of Revenues and Gross Profit

	Years Ended July 31,		Change
	2010	2011
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Cost of revenues:
License	$267	$1,264	$997	373%
Maintenance	3,685	4,063	378	10
Services	51,519	63,017	11,498	22

Total cost of revenues	$55,471	$68,344	$12,873	23%

Includes stock-based compensation of:
Cost of revenues	$925	$1,384	$459

The $12.9 million increase in cost of revenues was primarily the result of an additional $9.6 million of personnel-related expenses due to an increase in our headcount to provide implementation services to our customers, a $2.2 million increase in travel expenses related to billable projects, a $1.4 million increase in bonus expense, a $0.7 million amortization expense related to the acquisition of certain patents during the fourth quarter of fiscal year 2011 and $0.5 million in stock-based compensation. These increases were partially offset by a $0.8 million decrease in third-party contractor costs and a $0.7 million compensation cost savings from a holiday shut down in December 2010.

	Years Ended July 31,				Change
	2010		2011
	Amount	Margin %	Amount	Margin %	($)	(%)
	(in thousands, except percentages)
Gross profit:
License	$60,048	100%	$72,619	98%	$12,571	21%
Maintenance	15,017	80	17,258	81	2,241	15
Services	14,155	22	14,251	18	96	1

Total gross profit	$89,220	62%	$104,128	60%	$14,908	17%

Gross profit increased by $14.9 million reflecting the general growth and profitability of our business during fiscal year 2011, especially in license revenues, while gross margin declined slightly from 62% to 60% for fiscal years 2010 and 2011, respectively, due to increases in services costs described above.

Operating Expenses

	Years Ended July 31,
	2010		2011		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(in thousands, except percentages)
Operating expenses:
Research and development	$28,273	20%	$34,773	20%	$6,500	23%
Sales and marketing	26,741	18	28,950	17	2,209	8
General and administrative	16,192	11	23,534	13	7,342	45
Litigation provision	—	—	10,000	6	10,000	*

Total operating expenses	$71,206	49%	$97,257	56%	$26,051	37%

Includes stock-based compensation of:
Research and development	$769		$1,372		$603
Sales and marketing	755		903		148
General and administrative	905		3,021		2,116

Total	$2,429		$5,296		$2,867

*	Not meaningful

The $26.1 million increase in operating expenses was primarily driven by the litigation provision, increased personnel-related expenses in our research and development and general and administrative functions, and professional services costs in legal, accounting and other professional services and stock-based compensation. We expect all of our operating expense line items to increase in future periods to support our future growth strategy.

Research and Development

The $6.5 million increase in research and development expenses was primarily due to an increase of $5.4 million in personnel-related expenses as a result of 42 additional research and development employees, a $0.6 million increase in stock-based compensation and a $0.5 million increase in bonus expense.

Sales and Marketing

The $2.2 million increase in sales and marketing expenses was primarily the result of a $1.3 million increase in variable sales compensation expense and a $0.9 million increase in marketing programs and other related marketing expenses.

General and Administrative

The $7.3 million increase in general and administrative expenses was primarily due to higher personnel-related expenses of $2.9 million for 22 additional general and administrative employees to support the growth of our business and preparation for our initial public offering process, a $2.1 million increase in stock-based compensation, a $1.3 million increase in professional services costs related to accounting and tax services and other professional services, a $0.4 million increase in other general and administrative costs and a non-recurring prior year benefit of $0.4 million that reduced our allowance for doubtful accounts due to a late collection from a customer.

Litigation Provision

We agreed to resolve all outstanding patent litigation with Accenture concerning our respective insurance claims management software. In connection with the settlement, we paid $10.0 million to Accenture in October 2011.

Other Income (Expense)

	Years Ended July 31,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Interest income, net	$95	$156	$61	*
Other income (expense), net	(391)	1,269	1,660	*

Total	$(296)	$1,425	$1,721	*

*	Not meaningful

Interest Income (Expense), Net

Interest income increased by $0.1 million primarily due to higher average cash balances held during fiscal year 2011. Interest expense remained flat at $0.1 million.

Other Income (Expense), Net

Other income (expense), net improved by $1.7 million primarily resulting from foreign exchange gains as the U.S. dollar weakened during fiscal year 2011, primarily against the Canadian and Australian dollars.

Provision for (Benefit From) Income Taxes

We recognized an income tax benefit of $27.3 million for fiscal year 2011 compared to an income tax provision of $2.2 million for fiscal year 2010. This change was primarily due to the income tax benefit of $27.2 million from the release of a significant portion of our tax valuation allowance on our U.S. and state deferred tax assets in fiscal year 2011.

During fiscal year 2011, based on an accumulation of positive evidence such as cumulative profits over the prior three years and projections for future growth, management determined that it is more likely than not that the benefits of our deferred tax assets will be realized and a significant portion of the valuation allowance was released. As a result, we released $27.2 million of our tax valuation allowance during fiscal year 2011.

Comparison of the Years Ended July 31, 2009 and 2010

Revenues

	Years Ended July 31,
	2009		2010		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(in thousands, except percentages)
Revenues:
License	$26,996	32%	$60,315	42%	$33,319	123%
Maintenance	9,572	11	18,702	13	9,130	95
Services	48,177	57	65,674	45	17,497	36

Total revenues	$84,745	100%	$144,691	100%	$59,946	71%

License Revenues

The $33.3 million increase in license revenues was primarily driven by continued sales of our ClaimCenter application.

	Years Ended July 31,
	2009		2010		Change
	Amount	% of License revenues	Amount	% of License revenues	($)	(%)
	(in thousands, except percentages)
License revenues:
Term	$20,964	78%	$47,933	79%	$26,969	129%
Perpetual	6,032	22	12,382	21	6,350	105

Total license revenues	$26,996	100%	$60,315	100%	$33,319	123%

The $27.0 million increase in term license revenues was driven by $15.0 million of revenues during fiscal year 2010 from new orders and $12.0 million due to attainment of revenue recognition criteria during fiscal year 2010 related to prior years orders, including $4.8 million recognized upon delivery of product functionality and $1.2 million recognized when VSOE of fair value of maintenance was established for one customer during fiscal year 2010.

The $6.4 million increase in perpetual license revenues was primarily driven by $8.4 million of revenues related to attainment of revenue recognition criteria during fiscal year 2010 on prior years orders, including $4.4 million recognized upon completion of a project implementation for one customer pursuant to the zero gross margin method and $1.5 million recognized upon establishing reliable estimates of implementation work to be performed for one customer during fiscal year 2010. This was partially offset by $2.0 million in perpetual license revenues recognized during fiscal year 2009.

Maintenance Revenues

The $9.1 million increase in maintenance revenues was primarily driven by $3.4 million of revenues recognized during fiscal year 2010 from new orders and $5.5 million related to attainment of revenue recognition criteria during fiscal year 2010 on existing orders from prior fiscal years, including $4.0 million recognized upon completion of project implementations pursuant to the zero gross margin method and $1.0 million recognized upon delivery of product functionality.

Services Revenues

The $17.5 million increase in services revenues was driven by an additional $13.1 million related to implementation of our software, including a net increase of $2.4 million recognized upon completion of project implementations pursuant to the zero gross margin method, an additional $2.8 million related to reimbursable travel expenses that we recognized as revenues and an additional $1.6 million related to training revenues.

Deferred Revenues

	As of July 31,
	2009	2010	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Deferred revenues:
Deferred license revenues	$49,475	$33,968	$(15,507)	(31)%
Deferred maintenance revenues	14,231	13,629	(602)	(4)
Deferred services revenues	14,975	12,552	(2,423)	(16)

Total deferred revenues	$78,681	$60,149	$(18,532)	(24)%

The $15.5 million decrease in deferred license revenues was driven by $17.9 million of revenues recognized from existing orders entered into in prior fiscal years where we attained the required revenue recognition criteria during fiscal year 2010, partially offset by $2.4 million of revenues deferred for initial billings of new orders during fiscal year 2010.

The $0.6 million decrease in deferred maintenance revenues was driven by $1.8 million of revenues recognized from existing orders entered into in prior fiscal years upon attainment of the required revenue recognition criteria during fiscal year 2010, partially offset by $1.2 million of revenues deferred for the annual billing of maintenance for new and existing orders.

The $2.4 million decrease in deferred services revenues was driven by $6.3 million of deferred services profit margin from the zero gross margin method that was recognized upon completion of project implementations during fiscal year 2010, partially offset by $3.9 million of services profit margin that was deferred for ongoing project implementations as of July 31, 2010.

Cost of Revenues and Gross Profit

	Years Ended July 31,
	2009	2010	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Cost of revenues:
License	$349	$267	$(82)	(23)%
Maintenance	2,628	3,685	1,057	40
Services	38,679	51,519	12,840	33

Total cost of revenues	$41,656	$55,471	$13,815	33%

Includes stock-based compensation of:
Cost of revenues	$780	$925	$145

The $13.8 million increase in cost of revenues was primarily due to higher personnel-related expenses of $9.9 million related to 74 additional employees, hired to provide implementation services to our customers, a $2.7 million increase in travel expenses related to billable projects, a $1.4 million increase in non-billable travel and other employee-related expenses and a $0.7 million increase in bonus expense, partially offset by a $0.9 million decrease in third-party contractor expenses.

	Years Ended July 31,
	2009		2010		Change
	Amount	Margin %	Amount	Margin %	($)	(%)
	(in thousands, except percentages)
Gross profit:
License	$26,647	99%	$60,048	100%	$33,401	125%
Maintenance	6,944	73	15,017	80	8,073	116
Services	9,498	20	14,155	22	4,657	49

Total gross profit	$43,089	51%	$89,220	62%	$46,131	107%

Gross profit increased by $46.1 million and gross margin increased from 51% to 62%, primarily as a result of increased license and maintenance revenues, which have higher gross margins than services revenues.

Maintenance gross profit increased by $8.1 million and gross margin increased from 73% to 80%, primarily as a result of our commencement of revenue recognition on existing orders where we had already been expensing the related support costs as incurred.

Operating Expenses

	Years Ended July 31,
	2009		2010		Change
	Amount	% of Total revenues	Amount	% of Total revenues	($)	(%)
	(in thousands, except percentages)
Operating expenses:
Research and development	$22,356	26%	$28,273	20%	$5,917	26%
Sales and marketing	21,559	25	26,741	18	5,182	24
General and administrative	9,646	12	16,192	11	6,546	68

Total operating expenses	$53,561	63%	$71,206	49%	$17,645	33%

Includes stock-based compensation of:
Research and development	$688		$769		$81
Sales and marketing	857		755		(102)
General and administrative	464		905		441

Total	$2,009		$2,429		$420

The $17.6 million increase in operating expenses was primarily driven by increased personnel-related expenses and professional services costs. As a percentage of total revenues, operating expenses decreased from 63% during fiscal year 2009 to 49% during fiscal year 2010 primarily driven by the increase in our license revenues, which grew more quickly than our operating expenses.

Research and Development

The $5.9 million increase in research and development expenses primarily resulted from higher personnel-related expenses of $5.0 million due to 36 additional research and development employees and a $0.9 million increase in recruiting, travel and other administrative expenses.

Sales and Marketing

The $5.2 million increase in sales and marketing expenses primarily resulted from higher employee compensation and benefit expenses of $3.0 million due to 19 additional sales and marketing employees, a $1.3 million increase in variable sales compensation expenses and a $0.6 million increase in marketing programs.

General and Administrative

The $6.5 million increase in general and administrative expenses primarily resulted from higher professional services costs of $4.8 million, including a $2.4 million increase in legal expenses related to litigation and a $2.4 million increase in additional tax and accounting services and higher personnel-related expenses of $2.0 million due to 18 additional general and administrative employees to support our global expansion and growing employee base.

Other Income (Expense)

	Years Ended July 31,
	2009	2010	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Interest income (expense), net	$27	$95	$68	*
Other income (expense), net	(123)	(391)	(268)	*

Total	$(96)	$(296)	$(200)	*

*	Not meaningful

Interest Income, Net

Interest income decreased by $0.2 million primarily due to lower average interest rates during fiscal year 2010. Interest expense decreased by $0.2 million primarily due to the timing of transfers of our outstanding letters of credit during the respective periods.

Other Income (Expense), Net

Other expense increased by $0.3 million primarily due to higher unrealized currency exchange losses of $0.2 million during fiscal year 2010.

Provision for Income Taxes

Income tax expense increased from $0.4 million during fiscal year 2009 to $2.2 million during fiscal year 2010 primarily as a result of an increase in foreign and U.S. state taxes due to increased profitability.

Geographic Breakdown of Revenues

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
United States	$57,755	$85,680	$89,714	$20,220	$32,397
Canada	13,402	15,333	24,632	3,949	4,616
Australia	5,134	7,066	17,388	3,355	6,668
United Kingdom	2,125	14,190	17,362	3,760	3,231
Other	6,329	22,422	23,376	3,386	5,468

Total	$84,745	$144,691	$172,472	$34,670	$52,380

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters ended October 31, 2011. In management’s opinion, the data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following two tables present our unaudited quarterly consolidated statements of operations data first in dollars and then as a percentage of total revenues for the periods presented:

	Three Months Ended
	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
	(unaudited)
	(in thousands)
Revenues:
License	$6,358	$17,847	$14,933	$21,177	$10,153	$20,000	$17,737	$25,993	$20,815
Maintenance	3,122	5,742	5,070	4,768	4,610	5,210	5,600	5,901	7,106
Services	12,820	14,693	18,324	19,837	19,907	17,127	21,121	19,113	24,459

Total revenues	22,300	38,282	38,327	45,782	34,670	42,337	44,458	51,007	52,380

Cost of revenues:
License	77	96	58	36	201	131	109	823	299
Maintenance	851	875	1,065	894	886	1,014	950	1,213	1,266
Services	10,825	12,329	13,618	14,747	14,105	15,276	16,815	16,821	17,925

Total cost of revenues(1)	11,753	13,300	14,741	15,677	15,192	16,421	17,874	18,857	19,490

Gross profit:
License	6,281	17,751	14,875	21,141	9,952	19,869	17,628	25,170	20,516
Maintenance	2,271	4,867	4,005	3,874	3,724	4,196	4,650	4,688	5,840
Services	1,995	2,364	4,706	5,090	5,802	1,851	4,306	2,292	6,534

Total gross profit	10,547	24,982	23,586	30,105	19,478	25,916	26,584	32,150	32,890

Operating expenses:
Research and development(1)	6,183	6,688	7,730	7,672	7,519	8,212	8,973	10,069	10,959
Sales and marketing(1)	6,490	6,133	6,489	7,629	5,546	7,056	6,713	9,635	7,361
General and administrative(1)	3,791	4,447	4,667	3,287	4,628	5,204	6,237	7,465	6,438
Litigation provision	—	—	—	—	—	—	—	10,000	—

Total operating expenses	16,464	17,268	18,886	18,588	17,693	20,472	21,923	37,169	24,758

Income (loss) from operations	(5,917)	7,714	4,700	11,517	1,785	5,444	4,661	(5,019)	8,132
Interest income (expense), net	(13)	(6)	2	112	37	75	(12)	56	40
Other income (expense), net	(138)	(410)	148	9	193	(9)	1,037	48	(316)

Profit before provision for income taxes	(6,068)	7,298	4,850	11,638	2,015	5,510	5,686	(4,915)	7,856
Provision for (benefit from) income taxes	19	126	549	1,505	125	74	(23,714)	(3,747)	3,044

Net income (loss)	$(6,087)	$7,172	$4,301	$10,133	$1,890	$5,436	$29,400	$(1,168)	$4,812

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
	(unaudited)
	(in thousands)
Cost of revenues	$207	$257	$231	$230	$306	$330	$363	$385	$758
Research and development	149	198	218	204	248	322	373	429	845
Sales and marketing	151	204	204	196	135	208	287	273	497
General and administrative	141	224	270	270	334	600	805	1,282	1,212

Total employee stock-based compensation	$648	$883	$923	$900	$1,023	$1,460	$1,828	$2,369	$3,312

	Three Months Ended
	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
	(unaudited)
	(percent of total revenues)
Revenues:
License	29%	47%	39%	46%	29%	47%	40%	51%	40%
Maintenance	14	15	13	11	13	12	13	12	14
Services	57	38	48	43	58	41	47	37	46

Total revenues	100	100	100	100	100	100	100	100	100

Total cost of revenues	53	35	38	34	44	39	40	37	37
Total gross profit(1)	47	65	62	66	56	61	60	63	63
Operating expenses:
Research and development	28	17	20	17	22	19	20	20	21
Sales and marketing	29	16	17	17	16	17	15	19	14
General and administrative	17	12	12	7	13	12	14	15	12
Litigation provision	—	—	—	—	—	—	—	20	—

Total operating expenses	74	45	49	41	51	48	49	73	47

Income (loss) from operations	(27)	20	12	25	5	13	11	(10)	16
Interest income (expense), net	—	—	—	—	—	—	—	—	—
Other income (expense), net	—	(1)	1	—	1	—	2	—	(1)

Profit before provision for income taxes	(27)	19	13	25	6	13	13	(10)	15
Provision for (benefit from) income taxes	—	—	2	3	—	—	(53)	(8)	6

Net income (loss)	(27)%	19%	11%	22%	6%	13%	66%	(2)%	9%

(1)	The table below shows gross profit as a percentage of each component of revenues, referred to as gross margin:

	Three Months Ended
	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
	(unaudited)
Gross Margin by Component of Revenues
Gross margin:
License	99%	99%	100%	100%	98%	99%	99%	97%	99%
Maintenance	73	85	79	81	81	81	83	79	82
Services	16	16	26	26	29	11	20	12	27
Total gross margin	47%	65%	62%	66%	56%	61%	60%	63%	63%

Quarterly Trends

In general, our year-over-year quarterly revenues have increased as a result of an increase in the number of customers licensed to use our products as well as purchases of additional licenses by our existing customers. We have historically experienced seasonal variations in our revenues as a result of increased customer orders in our second and fourth fiscal quarters and subsequent annual fees and as a result of attainment of revenue recognition criteria related to orders from prior periods. We generally see increased orders in our second fiscal quarter, which is the quarter ended January 31, due to customer buying patterns. We also see increased orders in our fourth fiscal quarter due to efforts by our sales team to achieve annual incentives. Notwithstanding the fact that we generally see increased orders in our second and fourth fiscal quarters, we expect to see additional quarterly revenue fluctuations that may, in some cases, mask these expected seasonal variations. Our quarterly growth in revenues may not match up to new orders we receive in a given quarter. This mismatch is primarily due to the following reasons:

•	for the initial year of a multi-year term license, we generally recognize revenues when payment is due and payment may not be due until a subsequent fiscal quarter;

•	we may enter into license agreements with specified terms for product upgrades or functionality, which may require us to delay revenue recognition for the initial period; and

•	we may enter into license agreements with other contractual terms that may affect the timing of revenue recognition.

For example, we received new orders for both term and perpetual licenses in the fourth fiscal quarter of 2011 that committed future product functionality that was delivered in the first fiscal quarter of 2012. As a result, our license revenues in the first fiscal quarter of 2012 were $7.2 million higher than they would have been had the functionality been delivered in the fourth fiscal quarter of 2011 and we currently expect our revenues for the second and third fiscal quarters of 2012 to be down or flat as compared to the first fiscal quarter of 2012.

We also see quarterly fluctuations in revenues related to large perpetual licenses that we enter into from time to time. These large perpetual licenses cause one-time increases in revenues that do not recur in future quarters, which causes our quarterly revenues to fluctuate. For example, we recognized revenues of $6.9 million in the first fiscal quarter of 2012 related to two perpetual licenses we entered into in prior periods. This caused our license revenues to increase in the first fiscal quarter of 2012 to a level higher than we would expect in our quarter ended October 31, which is generally a slower quarter for growth in license revenues. As a result, we may not experience sequential growth in license revenues in our upcoming quarter ending January 31, 2012. From time to time, we may also experience fluctuations in revenues related to the exercise of a perpetual buyout right.

Our services revenues are also subject to seasonal fluctuations, though to a lesser degree than our license revenues. Our services revenues are impacted by the number of professional days in a given fiscal quarter. The quarter ended January 31 usually has fewer professional days due to the impact of the Thanksgiving, Christmas and New Year’s holidays. Because we pay our services professionals the same amounts throughout the year, our gross margins on our services revenues are lower in the quarter ended January 31.

Our gross profit in absolute dollars increased year-over-year in all quarters. Our cost to maintain our infrastructure is generally fixed within a given quarter. Therefore, when applied against our generally fixed costs, higher revenues in a quarter result in higher overall gross profits.

In most of the quarters presented, our operating expenses increased as a result of an increase in the number of total employees. From July 31, 2009 to October 31, 2011, we have added 288 additional employees in order to drive our sales efforts and increase our technical support, services, research and development and administrative personnel to support our growth.

Research and development expenses in absolute dollars increased sequentially in every quarter presented except for the quarters ended July 31, 2010 and October 31, 2010. Increases were primarily a result of increasing headcount to maintain and improve the functionality of our software products. Research and development expenses varied as a percentage of revenues throughout the periods presented primarily due to the timing of revenues recognized but generally increased year-over-year as we continued to invest in our software development. We expect to increase research and development expenses in absolute dollars and as a percentage of revenues on an annual basis as we expect to increase our investment in our software development in our ongoing efforts to ensure we maintain our technology leadership position.

Sales and marketing expenses in absolute dollars varied from quarter-to-quarter in the quarters presented. Increases were primarily a result of increasing headcount in our direct sales teams, as well as increased marketing programs and events and timing of the programs. Sales and marketing expenses as a percentage of revenues varied from quarter-to-quarter primarily due to the timing of revenues recognized, marketing programs and commissions earned and expensed, but generally stayed stable year-over-year as sales and marketing expenses grew along with our revenues.

General and administrative expenses in absolute dollars increased sequentially in every quarter presented except for the quarters ended July 31, 2010 and October 31, 2011. Increases were primarily a result of increasing headcount to support the growth of our business. General and administrative expenses varied as a percentage of revenues due to the timing of revenues recognized and the timing of professional service fees.

During the quarter ended April 30, 2011, we recorded an income tax benefit primarily resulting from the release of a significant portion of our tax valuation allowance for our U.S. deferred tax assets. The valuation allowance was partially released due to a change in management’s assessment of our ability to realize these tax assets due to our historical and expected future profitability. During the quarter ended July 31, 2011, we recorded an income tax benefit primarily resulting from the income tax impact from the litigation provision.

Our quarterly results of operations may fluctuate significantly due to a variety of factors, many of which are outside of our control, making our results of operations variable and difficult to predict. Such factors include those discussed above and those set forth in “Risk Factors—We may experience quarterly and annual fluctuations in our results of operations due to a number of factors” and “—Seasonal and other variations related to our revenue recognition may cause significant fluctuations in our results of operations and cash flows.” One or more of these factors may cause our results of operations to vary widely. As such, we believe that our quarterly results of operations may vary significantly in the future and that sequential quarterly comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

To date, we have substantially satisfied our capital and liquidity needs through private placements of convertible preferred stock and, more recently, cash flows from operations. Since our inception, we have received gross proceeds from convertible preferred stock issuances in an aggregate amount of $36.6 million. We also had cash flows from operations of $11.4 million, $9.5 million and $27.7 million during fiscal years 2009, 2010 and 2011. Cash flows used in operations were $13.1 million and $27.1 million during the three months ended October 31, 2010 and 2011, respectively. The three months ended October 31, 2011 included a $10.0 million litigation settlement payment. We had capital expenditures of $1.2 million, $2.2 million, $2.8 million, $0.6 million and $0.5 million for the fiscal years

2009, 2010 and 2011 and the three months ended October 31, 2010 and 2011, respectively. Our capital expenditures consisted of purchases of property and equipment, primarily consisting of computer hardware, software and leasehold improvements. As of July 31, 2010 and 2011 and October 31, 2011, we had $37.4 million, $59.6 million and $31.2 million of cash and cash equivalents, respectively, and negative working capital of $5.4 million and positive working capital of $12.5 million and $13.5 million, respectively.

We have experienced positive cash flows from operations during fiscal years 2009, 2010 and 2011 and negative cash flows in the three months ended October 31, 2010 and 2011. We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. In particular, we typically use more cash during the first fiscal quarter ended October 31, as we generally pay cash bonuses to our employees for the prior fiscal year during that period and pay seasonally higher sales commissions from increased orders in our fourth fiscal quarter. As such, we believe that our existing cash and cash equivalents and sources of liquidity will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenues growth, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following summary of cash flows for the periods indicated has been derived from our consolidated financial statements included elsewhere in this prospectus:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$11,379	$9,534	$27,686	$(13,099)	$(27,085)
Net cash provided by (used in) investing activities	(1,020)	(1,040)	(8,310)	(587)	(490)
Net cash provided by (used in) financing activities	66	785	931	227	(571)

Cash Flows from Operating Activities

We experienced positive cash flows from operating activities during fiscal years 2009, 2010 and 2011 primarily as a result of increased revenues and the resulting reduction of our net loss or increase in net income during these periods.

Net cash used by operating activities during the three months ended October 31, 2011 was primarily attributable to an increase in accounts receivable of $7.7 million as our revenues increased, a decrease in deferred revenues of $13.8 million primarily due to achieving revenue recognition on fiscal year 2011 orders, a decrease in accrued employee compensation of $9.0 million due to timing of bonus payments and a decrease in other liabilities of $10.4 million primarily due to the payment of a litigation settlement. This was partially offset by our net income of $4.8 million and non-cash charges for depreciation and amortization of $0.7 million, stock-based compensation of $3.3 million and a decrease in deferred tax assets of $2.8 million and a $1.5 million decrease in prepaid and other assets.

Net cash provided by operating activities during fiscal year 2011 was primarily attributed to our net income of $35.6 million increased by non-cash charges for depreciation and amortization of $2.2 million and stock-based compensation of $6.7 million, partially offset by a $28.1 million increase in deferred tax assets primarily associated with the reversal of a significant portion of our tax valuation allowance. Additionally, changes in operating assets and liabilities totaled $11.3 million, which was primarily a result of an $11.8 million increase in deferred revenues mainly due to an increase in our license and maintenance deferred revenues and a $7.5 million increase in other liabilities primarily related to our $10.0 million litigation provision, partially offset by a $6.3 million increase in accounts receivable from billings to customers and a $2.7 million increase in other assets primarily due to the purchase of patents and increased prepaid expense.

Net cash provided by operating activities during fiscal year 2010 of $9.5 million reflects net income of $15.5 million increased by non-cash charges of $1.4 million for depreciation and $3.4 million for stock-based compensation. The net change in our operating assets and liabilities of $10.3 million was primarily a result of a $19.3 million decrease in deferred revenues due to the timing of completion of certain projects partially offset by a $5.0 million decrease in accounts receivable, a $3.5 million increase for accrued employee compensation from an increase in headcount and a $0.4 million increase in accounts payable due to timing of payments.

Net cash provided by operating activities during fiscal year 2009 of $11.4 million reflects the net loss of $11.0 million increased by a reversal of $0.7 million for bad debt expense recovery partially offset by non-cash charges of $1.3 million for depreciation and $2.8 million for stock-based compensation. The net change in our operating assets and liabilities of $18.9 million was primarily the result of a $15.6 million increase in deferred revenues from increased demand in licenses and maintenance and $8.9 million increase in accrued employee compensation arising mainly from increased headcount. These were partially offset by $6.3 million increase in accounts receivable due to increase in revenues and timing of customer payments during the economic slowdown.

Cash Flows from Investing Activities

Our investing activities consist primarily of capital expenditures to purchase property and equipment, sales of short-term investments and changes in our restricted cash. In the future, we expect we will continue to invest in capital expenditures to support our expanding operations.

During the three months ended October 31, 2011, cash used in investing activities of $0.5 million was due to capital expenditures during the period.

During fiscal year 2011, cash used in investing activities of $8.3 million was primarily attributable to an increase in our restricted cash of $5.5 million for certain customer contract commitments and $2.8 million in capital expenditures during the period.

During fiscal year 2010, cash used in investing activities of $1.0 million was primarily attributable to $2.2 million in capital expenditures which were partially offset by a $1.2 million decrease in restricted cash requirements.

During fiscal year 2009, cash used in investing activities of $1.0 million was primarily attributable to $1.2 million in capital expenditures which were partially offset by a $0.1 million decrease in restricted cash that was released during the year.

Cash Flows from Financing Activities

Prior to fiscal year 2009, we financed our operations primarily with proceeds from the sale of our convertible preferred stock. Commencing in fiscal year 2009, we have financed our operations primarily from our operating cash flows.

During the three months ended October 31, 2011, cash used in financing activities was $0.6 million, which consisted of $1.0 million in costs paid in connection with our anticipated initial public offering partially offset by $0.4 million in proceeds received from the exercise of stock options during the period.

During fiscal year 2011, cash provided by financing activities was $0.9 million, which consisted of proceeds received from the exercise of stock options during the period.

During fiscal year 2010, cash provided by financing activities was $0.8 million, which consisted of proceeds received from the exercise of stock options during the year.

During fiscal year 2009, cash provided by financing activities was $0.1 million, which consisted of proceeds received from the exercise of stock options during the year.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States and include our accounts and the accounts of our wholly-owned subsidiaries. The preparation of our consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosures for contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We enter into multiple-element arrangements where we are obligated to deliver multiple products and/or services. We apply software revenue recognition rules and allocate the total revenues among elements based on the VSOE of fair value of each element. We enter into agreements to license our software products and provide maintenance and may sell professional service, to the extent requested by our customers.

We recognize revenues when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a written contract signed by both the customer and management prior to the end of the period.

•

Delivery or performance has occurred.    Our software is delivered electronically to the customer. Delivery is considered to have occurred when we provide the customer access to the software along with login credentials.

•

Fees are fixed or determinable.    Arrangements where a significant portion of the fee is due beyond 90 days from delivery are not considered to be fixed or determinable. Revenues from such arrangements is recognized as payments become due, assuming all other revenue recognition criteria have been met. Fees from our term licenses are generally due in equal annual installments over the term of the agreement beginning on the effective date of the license. Accordingly, we do not consider fees from our term licenses to be fixed or determinable until they become due.

•

Collectability is probable.    Collectability is assessed on a customer-by-customer basis. We assess collectability based primarily on creditworthiness as determined by credit checks and analysis, as well as our payment history with the customer. Payment terms generally range from 30 to 90 days from invoice date. If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

VSOE of fair value does not exist for software licenses; therefore, we allocate revenues to software licenses using the residual method. Under the residual method, the total VSOE of fair value of the undelivered elements is deferred and the difference between the total arrangement fee and the deferred amount for the undelivered elements is recognized as revenues for the delivered software licenses.

The VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately. VSOE of fair value for maintenance is established using the stated maintenance renewal rate in the customer’s contract. VSOE of fair value for services is established if a substantial majority of historical stand-alone selling prices for a service fall within a reasonably narrow price range. For term licenses with a duration of one year or less, no VSOE of fair value for maintenance exists.

If VSOE of fair value for one or more undelivered elements does not exist, the total arrangement fee is deferred and recognized when delivery of those elements occurs or when VSOE of fair value can be established. If the undelivered elements are all service elements and VSOE of fair value does not exist for one or more service element, the total arrangement fee is recognized ratably over the longest service period starting at software delivery, assuming all the related services have been made available to the customer.

When implementation services are sold with a license arrangement, we evaluate whether those services are essential to the functionality of the software. Prior to fiscal year 2008, we determined that all of our implementation services were essential to the software because the implementation services were generally not available from other third-party vendors. By the beginning of fiscal year 2008, third-party vendors were providing implementation services for ClaimCenter, and we concluded that implementation services generally were not essential to the functionality of our ClaimCenter software. By the beginning of fiscal year 2011, third-party vendors were providing implementation services for PolicyCenter and BillingCenter, and we concluded that implementation services were no longer essential to the functionality of our PolicyCenter and BillingCenter software.

For multiple-element arrangements originating prior to fiscal year 2008, we did not have objective and reliable evidence of fair value of the maintenance. Accordingly, the total consideration in such arrangements is deferred and recognized ratably over the contractual maintenance term beginning at the time the software is delivered. When the arrangement includes implementation services that we deem essential to the functionality of the software and it is reasonably assured that no loss will be incurred under the arrangement, revenues are recognized pursuant to the zero gross margin method, whereby revenues recognized are limited to the costs incurred for the implementation services. As a result, license and maintenance fees and the profit margin on the professional services are generally deferred until the essential services are completed and then recognized over the remaining term of the maintenance period.

In cases where professional services are deemed to be essential to the functionality of the software and VSOE exists for the maintenance element, the arrangement is accounted for using contract accounting until the essential services are complete. If we can make reliable estimates of total project costs and the extent of progress toward completion, we apply the percentage-of-completion method in recognizing the arrangement fee. We measure percentage toward completion using the ratio of service billings to date compared to total estimated services billings for the consulting services. For term licenses with license fees due in equal installments over the term, the license revenues subject to percentage of completion recognition include only those payments that are due and payable within the reporting period. The fees related to maintenance are recognized over the period the element is provided.

If we cannot make reliable estimates of total project implementation but it is reasonably assured that no loss will be incurred under the arrangement, the zero gross margin method is applied. The percentage-of-completion method is applied when project estimates become reliable, resulting in the recognition of deferred license revenues to the extent of progress toward completion.

Stock-Based Compensation

We recognize compensation expense related to stock options and RSUs granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The RSUs are subject to time-based vesting, which generally occurs over a period of four years, and a performance-based condition, which will be satisfied upon the first to occur of the sale of our company or 180 days after our initial public offering. If an employee terminates employment prior to the occurrence of the performance-based condition, the employee does not forfeit the RSUs to the extent the time-based vesting requirements were satisfied prior to termination. The awards expire 10 years from the grant date. We estimate the grant date fair value, and the resulting stock-based compensation expense, of our stock options using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized using the accelerated multiple option approach over the requisite service period, which is generally the vesting period of the respective awards. Compensation cost for RSUs is recognized over the time-based vesting period regardless of the occurrence of the performance-based condition since this condition is not subject to employment.

The fair value of the awards granted during fiscal years 2009, 2010, and 2011 and the three months ended October 31, 2010 and 2011 was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010(1)	2011
				(unaudited)
Expected term (in years)	6.08	6.08	6.03	—	5.90 - 6.02
Risk-free interest rate	2.2% - 3.5%	2.7% - 3.1%	1.9%	—	1.1% - 1.2%
Expected volatility	48.5% - 52.3%	50.3% - 54.4%	46.1%	—	44.5%
Expected dividend rate	0%	0%	0%	—	0%

(1)	No options were issued during the three months ended October 31, 2010.

The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include:

Expected Term.    The expected term represents the period that the stock-based awards are expected to be outstanding. For our option grants, we used the simplified method to determine the expected term as provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. We used the simplified method to determine our expected term because of our limited history of stock option exercise activity.

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the expected term of the awards.

Expected Volatility.    The expected volatility is derived from historical stock volatilities of several publicly listed peer companies over a period approximately equal to the expected term of the award because we have limited information on the volatility of our common stock since we have no trading history. The peer companies used in the volatility calculation and the valuations of our common stock were selected because they have similar term license or recurring fee models and also have a similar mix between software license, maintenance and services revenues. The primary limitation or uncertainty over comparability with these companies is that they are in different vertical markets.

Expected Dividend.    The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model as well as estimating the fair value of our RSUs. The fair value of the common stock underlying our stock-based awards was estimated on each grant date by our board of directors, with input from management. We believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations;

•	prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	illiquidity of stock-based awards involving securities in a private company;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

Information regarding stock-based awards to our employees from April 30, 2010 to December 31, 2011 is summarized in the following table:

Grant Date	Options or RSUs	Number of Awards Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
May 5, 2010	Options	1,500	$4.50	$4.50	$ 3,000
July 22, 2010	RSUs	105,231	N/A	4.50	474,000
October 13, 2010	RSUs	354,065	N/A	3.75	1,328,000
December 8, 2010	RSUs	1,809,515	N/A	4.04	7,310,000
March 9, 2011	RSUs	1,162,020	N/A	5.72	6,647,000
April 29, 2011	RSUs	114,900	N/A	7.50	862,000
July 21, 2011	Options	500,000	7.50	7.50	1,732,000
July 21, 2011	RSUs	853,400	N/A	7.50	6,401,000
September 14, 2011	Options	205,000	8.65	8.65	764,000
September 14, 2011	RSUs	597,595	N/A	8.65	5,169,000
November 11, 2011	Options	235,000	10.00	10.00	1,034,000
November 11, 2011	RSUs	297,500	N/A	10.00	2,975,000

The aggregate intrinsic value of vested and unvested stock options and vested and unvested RSUs as of November 30, 2011, based on an initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus, was $49.2 million, $10.6 million, $6.7 million and $49.7 million, respectively.

In valuing our common stock, the board of directors determined the equity value of our business by taking a combination of the income and market approaches.

The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in the company achieving these estimated cash flows.

We have utilized two different market approaches in performing our valuations, specifically the publicly-traded comparable method and the prior sales of stock method. The publicly-traded comparable method estimates the enterprise value of a company by applying market multiples of comparable publicly-traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly-traded companies. As of July 31, 2010, October 31, 2010 and January 31, 2011, we analyzed the financial and market performance of the same eight publicly-traded companies that were utilized to determine expected volatility. As of September 14, 2011, for the first application of the PWERM method we analyzed the financial and market performance of thirteen different publicly-traded companies. These companies were selected by management because they have a similar term license or recurring fee models and also have a similar mix between software license, maintenance and services revenues. The primary limitation or uncertainty over comparability with these companies is that they are in different vertical markets. The prior sales of stock method considers prior arm’s-length sales of the subject company’s equity based on the size and amount of equity sold; the relationship of the parties involved, the timing compared to the valuation date; and the financial condition and structure of the subject company at the time of the sale.

The enterprise values determined by the income and market approaches are then allocated to the common stock using either the Option Pricing Method, or OPM, or the Probability Weighted Expected Return Method, or PWERM.

The OPM treats common stock and convertible preferred stock as call options on a company’s enterprise value, with exercise prices based on the liquidation preferences of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event such as a merger, sale or initial public offering, or IPO. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to determine the price of the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. We utilized an OPM for the July 31 and October 31, 2010 and January 31, 2011 valuations.

The PWERM involves a forward-looking analysis of the possible future outcomes of a company. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair value of the enterprise determined using the IPO and non-IPO scenarios will be weighted according to the board of directors’ estimate of the probability of each scenario. We transitioned from OPM to PWERM starting with the September 14, 2011 valuation as a result of the increasing likelihood of the occurrence of certain discrete events, including an initial public offering, as a result of our improved results of operations, improving market conditions and receptivity of the market to initial public offerings.

We did not need to allocate an enterprise value to determine the per share value of the common stock as of April 30, 2011 and July 31, 2011 because this valuation was based on a stock sale with third parties, which was based on the per share price of the stock. The November 11, 2011 valuation by the board of directors was based on a preliminary price range for our offering provided by representatives of the managing underwriters. As a result, the April 30, 2011, July 31, 2011 and November 11, 2011 valuations did not utilize either the OPM or PWERM.

Summary of Valuations

July 31, 2010 Valuation

As of July 31, 2010, our board of directors determined the fair value of the common stock to be $3.65 per share. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming our business was in the bridge stage of development. We were classified as bridge stage because we were earning positive net income and expected revenues and profits to grow faster than our peer group of companies.

This valuation was, in part, based on cash flow projections for the year ending July 31, 2011 through the year ending July 31, 2017. These estimated cash flows were discounted based on a weighted average cost of capital, or WACC, of 13.0%. The estimated future cash flows and residual value were then discounted back to their present values using a risk-adjusted discount rate of 45.0%. The risk adjusted discount rate was comprised of historical expected rates of return of 35% for late stage development companies plus 10% incremental company-specific risk associated with litigation.

In applying the publicly-traded comparables method of the market approach, we analyzed the financial performance of eight publicly-traded companies in the Internet-based software platform space. The resulting enterprise value was then reduced by a non-marketability discount of 18.0%.

Based on the processes described above, our board of directors determined that it had equal confidence in both the income and market approaches so it weighted them equally to determine an aggregate enterprise value. This enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.75 years, a risk-free rate of 0.8%, dividend yield of 0% and volatility of 50% over the time to a liquidity event. As a result, the fair value of the common stock was determined to be $3.65 per share.

Just prior to the date of this valuation, we granted 105,231 RSUs on July 22, 2010. Since this valuation was prepared after the grant date, we utilized a fair value of $4.50 per share as determined in a valuation dated January 31, 2010 to calculate the related stock-based compensation.

October 31, 2010 Valuation

As of October 31, 2010, our board of directors determined the fair value of the common stock to be $3.75 per share. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming our business was in the bridge stage of development.

This valuation was, in part, based on cash flow projections for the year ending July 31, 2011 through the year ending July 31, 2017. These estimated cash flows were discounted based on a WACC of 13.0%. The estimated future cash flows and residual value were then discounted back to their present values using a risk-adjusted discount rate of 47.5%. The risk adjusted discount rate was comprised of historical expected rates of return of 32.5% for late stage development companies plus 15% incremental company-specific risk associated with litigation. In applying the publicly-traded comparables method of the market approach, we analyzed the financial performance of the same eight peer companies utilized in the July 31, 2010 valuation. The resulting enterprise value was then reduced by a non-marketability discount of 18.0%.

Based on the processes described above, our board of directors determined that it had equal confidence in both the income and market approaches so it weighted them equally to determine an aggregate enterprise value. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.5 years, a risk-free rate of 0.4%, dividend yield of 0% and volatility of 50% over the time to a liquidity event. As a result, the fair value of the common stock was determined to be $3.75 per share.

Just prior to the date of this valuation, we granted 354,065 RSUs on October 13, 2010 and used the fair value of $3.75 per share from the October 31, 2010 valuation to calculate the related stock-based compensation.

January 31, 2011 Valuation

As of January 31, 2011, our board of directors determined the fair value of the common stock to be $4.45 per share. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming our business was in the bridge stage of development.

This valuation was, in part, based on cash flow projections for the year ending July 31, 2012 through the year ending July 31, 2017. These estimated cash flows were discounted based on a WACC of 14.0%. The estimated future cash flows and residual value were then discounted back to their present values using a risk-adjusted discount rate of 45.0%. The risk adjusted discount rate was comprised of historical expected rates of return of 30% for late stage development companies plus 15% incremental company-specific risk associated with litigation. In applying the publicly-traded comparables method of the market approach, we analyzed the financial performance of the same eight peer companies utilized in the October 31, 2010 valuation. The resulting enterprise value was then reduced by a non-marketability discount of 18.0%.

Based on the processes described above, our board of directors determined that it had equal confidence in both the income and market approaches so it weighted them equally to determine an enterprise value. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.25 years, a risk-free rate of 0.7%, dividend yield of 0% and volatility of 45% over the time to a liquidity event. As a result, the fair value of the common stock was determined to be $4.45 per share.

Prior to the date of this valuation, we granted 1,809,515 RSUs on December 8, 2010 and used the fair value of $4.04 per share to calculate the related stock-based compensation. The fair value of the RSUs granted in December 2010 was determined using a straight-line methodology, with the benefit of hindsight, between the fair value determined in the October 31, 2010 valuation of $3.75 per share and the fair value determined in this valuation as of January 31, 2011 of $4.45 per share. Management determined that the straight-line methodology would provide the most reasonable conclusion for the valuation for the RSUs on this interim date between valuations because there was no single event or series of events that occurred during this interim period that resulted in the increase in fair value but rather a series of events related to general improvements in the eight peer companies’ market valuations and our profitability, growth in revenues, continued positive cash flow and forecasts of these trends continuing in future periods.

April 30, 2011 Valuation

As of April 30, 2011, our board of directors determined the fair value of our common stock to be $7.50 per share. This contemporaneous valuation was primarily based on a secondary market transaction that closed in May and June 2011 in which the three primary venture capital funds which own shares of our outstanding convertible preferred stock purchased 839,000 shares of common stock and 107,075 shares of Series A convertible preferred stock at $7.50 per share from individual stockholders. Two of the venture capital funds hold board seats while the third has observer status. As a result of the board status for each of the purchasers, this secondary market transaction was used to determine the fair value of our common stock. Our board of directors did not perform a valuation to determine the fair value as of April 30, 2011 and instead used the fair value of $7.50 per share determined in the transaction discussed above.

Prior to the date of this valuation, we granted 1,162,020 and 114,900 RSUs on March 9 and April 29, 2011, respectively, and used the fair value of $5.72 and $7.50 per share to calculate the related stock-based compensation for each respective grant. The fair value used for the April 29, 2011 grants was consistent with the April 30, 2011 valuation. However, the fair value of the RSUs granted on March 9, 2011 was determined using a straight-line methodology, with the benefit of hindsight, between the fair value determined in the January 31, 2011 valuation of $4.45 per share and the fair value determined in this valuation as of April 30, 2011 of $7.50 per share. Our board and management determined that the straight-line methodology would provide the most reasonable conclusion for the valuation for the RSUs on this interim date between valuations because there was no single event or series of events that occurred during this interim period that resulted in the increase in fair value but rather a series of events related to general improvements in the eight peer companies’ market valuation and our financial position and results of operations. The improvement in our financial performance was evidenced by the 23% increase in revenues and the 83% increase in income from operations in the nine months ended April 30, 2011, as compared to the nine months ended April 30,

2010, the release of a significant portion of our tax valuation allowance on our U.S. and state deferred tax assets and positive developments in our then existing litigation with Accenture since the prior valuation, which are further described in “Business—Legal Proceedings”.

July 21, 2011 Valuation

As of July 21, 2011, our board of directors determined the fair value of our common stock to be $7.50 per share. This contemporaneous valuation was primarily based on a secondary market transaction that closed in May and June 2011 in which the three primary venture capital funds which own shares of our outstanding convertible preferred stock purchased 839,000 shares of common stock and 107,075 shares of Series A convertible preferred stock at $7.50 per share from individual stockholders. Two of the venture capital funds hold board seats while the third has observer status. As a result of the board status for each of the purchasers, this secondary market transaction was used to determine the fair value of our common stock. As of July 21, 2011, our board of directors did not perform a valuation and instead used the fair value of $7.50 per share determined in the secondary market transaction discussed above. Our board of directors evaluated the previously discussed secondary market transaction and determined that there should not be any change to the fair value of the common stock from when this secondary market transaction occurred to July 21, 2011. Even though we were achieving our forecasted growth in sales, revenues and income, the capital markets were extremely volatile during the quarter, which our board of directors believed would have offset any improvements in the results of the business from a valuation perspective. After assessing the above information, as well as taking into consideration the close proximity of the last secondary market transaction on June 27, 2011 and the July 21, 2011 grant date, our board of directors determined that there were no subsequent events that would indicate that the fair value of our common stock should have materially changed.

On the date of this valuation, we granted 500,000 options and 853,400 RSUs and used the fair value of $7.50 per share to calculate the related stock-based compensation for each respective grant.

September 14, 2011 Valuation

As of September 14, 2011, our board of directors determined the fair value of our common stock to be $8.65 per share. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming our business was in the Bridge/IPO stage of development.

This valuation was in part based upon the PWERM approach instead of an OPM approach as applied previously. Subsequent to July 31, 2011, the range of discrete events, specifically IPO and non-IPO scenarios, became fairly well established; therefore, PWERM was utilized to estimate the fair value of our common stock during this period. The expected outcomes were weighted as follows: (1) 54% towards IPO scenarios occurring during late 2011 through 2012, valued using the market approach; (2) 14% towards non-IPO scenarios such as a merger or acquisition, valued using the market approach; (3) 32% to remaining a private company, valued using the income approach; and (4) 0% towards non-IPO scenarios such as a dissolution, valued using the income approach. The valuation of the enterprise under each of these scenarios was, in part, based on cash flow projections for the fiscal years ending July 31, 2012 through 2018. These estimated cash flows were discounted based on a weighted average cost of capital, or WACC, of 21.0% which was determined to be appropriate given our Bridge/IPO stage of development and inherent risks. The risk adjusted discount rate was comprised of historical expected rates of return of 11% for similar stage development companies plus 10% incremental company-specific risk associated with litigation. The results from the PWERM allocation were then reduced by a non-marketability discount of 7% to 8% to determine the fair value of our common stock to be $8.65 per share as of September 14, 2011. The increase in fair value from July 21, 2011 was due to our filing for an initial public offering as well as our increased profitability, growth in revenues, continued positive cash flow and forecasts of these trends continuing in future periods. The primary factor contributing to the increase in fair value is the increased likelihood of an IPO outcome as evidenced by an organizational meeting in July 2011 and the filing of a registration on Form S-1 on September 2, 2011.

On the date of this valuation, we granted 205,000 options and 597,595 RSUs, and used the fair value of $8.65 per share to calculate the related stock-based compensation for each respective grant.

November 11, 2011 Valuation

As of November 11, 2011, our board of directors determined the fair value of our common stock to be $10.00 per share.

Representatives of the managing underwriters attended a portion of the meeting of our board of directors held on November 9, 2011 and discussed the current state of the capital markets and the challenges and risks associated with pursuing an initial public offering in late 2011 or early 2012. At that meeting, representatives of the managing underwriters recommended a preliminary price range for the Company’s offering, subject to fluctuation based on market conditions. The preliminary price range considered various market multiples of historical and projected revenue, EBITDA, free cash flow and earnings for a substantially similar set of comparable companies used in our September 14, 2011 valuation.

In light of our financial results for the three months ended July 31, 2011, we updated our financial outlook for fiscal year 2012, including an increase in revenues and Adjusted EBITDA, and provided it to the board of directors on November 9, 2011. Additionally, we settled our litigation with Accenture on October 13, 2011. The board of directors believed these events had positive impacts on the common stock fair value and, in combination with the market conditions at the time, would lead to a shortened timeframe for completing our IPO. The board of directors considered these factors, including the recommended preliminary price range from managing underwriters, to determine the fair value of our common stock to be $10.00 per share, representing a 16% increase in the estimated common stock fair value from September 14, 2011. Also, this value excludes any marketability or illiquidity discount for our common stock and assumes the successful completion of a public offering, both of which further contribute to an increased common stock valuation as compared to the prior valuation.

On the date of this valuation, we granted 235,000 options and 297,500 RSUs and used the fair value of $10.00 per share to calculate the related stock-based compensation for each respective grant.

Stock-Based Compensation

Stock-based compensation expense included in results of operations amounted to approximately $2.8 million, $3.4 million, $6.7 million, $1.0 million and $3.3 million during fiscal years 2009, 2010 and 2011 and the three months ended October 31, 2010 and 2011, respectively, and was included in cost of revenues and in operating expenses as follows:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Cost of revenues	$780	$925	$1,384	$306	$758
Research and development	688	769	1,372	248	845
Sales and marketing	857	755	903	135	497
General and administrative	464	905	3,021	334	1,212

Total employee stock-based compensation	$2,789	$3,354	$6,680	$1,023	$3,312

As of July 31, 2011 and October 31, 2011, total unrecognized compensation cost, adjusted for estimated forfeitures, was as follows:

	As of July 31, 2011		As of October 31, 2011
	Unrecognized expense	Average expected recognition period	Unrecognized expense	Average expected recognition period
			(unaudited)
	(in thousands)	(in years)	(in thousands)	(in years)
Stock options	$2,092	3.3	$2,209	3.1
Restricted stock units	11,880	3.7	13,967	3.5

Total unrecognized stock-based compensation expense	$13,972		$16,176

In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees. The unrecognized stock-based compensation expense related to the RSUs and options granted on November 11, 2011, adjusted for estimated forfeitures, is $3.4 million.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans.

Income tax expense or benefit is recognized for the amount of taxes payable or refundable for the current year, and for deferred tax assets and liabilities for the tax consequences of events that have been recognized in an entity’s financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision (benefit) for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our deferred tax assets. Our judgments, assumptions and estimates relating to the current provision (benefit) for income taxes include the geographic mix and amount of income (loss), our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Our judgments also include anticipating the tax positions we will take on tax returns before actually preparing and filing the tax returns. Changes in our business, tax laws or our interpretation of tax laws, and developments in current and future tax audits, could significantly impact the amounts provided for income taxes in our results of operations, financial position or cash flows.

A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of a deferred tax asset will not be realized. Realization of a deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character (e.g., ordinary income, capital gain income) in the period during which deductible temporary differences reverse or within the carryforward periods available under the tax law. In assessing the need for, or the sufficiency of, a valuation allowance we evaluate all available evidence, both negative and positive. If, based on the weight of available evidence, it is more likely than not that deferred tax assets will not be realized, we record a valuation allowance.

The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence in the form of recent cumulative losses. During the nine months ended

April 30, 2011 the objective negative evidence in the form of cumulative losses over the prior three years was no longer present and management was able to consider positive evidence, including projections for future growth, and, based on this evidence, a significant portion of the valuation allowance was removed. Prior to that, our deferred tax assets were subject to a valuation allowance based on the level of historical income and projections over the periods for which the deferred tax assets were deductible.

We regularly review our tax positions and for benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Our policy is to recognize interest and penalties related to income tax matters as income tax expense.

Contractual Obligations

The following summarizes our contractual obligations as of July 31, 2011:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations(1)	$2,573	$204	$142	$—	$2,919

Total	$2,573	$204	$142	$—	$2,919

(1)	Operating lease agreements primarily represent our obligations to make payments under our non-cancelable lease agreement for our corporate headquarters through 2012. During fiscal year 2011, we made regular lease payments of $2.8 million under the operating lease agreements and did not enter into any new lease agreements. On December 5, 2011, we entered into a seven-year lease for a facility to serve as our corporate headquarters commencing August 1, 2012.

As of July 31, 2011, we had unrecognized tax benefits of $1.4 million associated with our U.S. federal and California research and development tax credits.

Off-Balance Sheet Arrangements

Through October 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents and restricted cash as we do not have any short-term investments or outstanding debt as of July 31, 2011 and October 31, 2011. Our cash and cash equivalents and restricted cash as of July 31, 2011 and October 31, 2011 were $65.7 million and $37.2 million, respectively, and consisted primarily of cash, money market funds and certificates of deposit with maturities of up to two years from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of our interest-bearing securities, a ten percent change in market interest rates would not be expected to have a material impact on our consolidated financial condition or results of operations.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar, Australian dollar, Euro and British pound. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We believe our operating activities act as a natural hedge for a substantial portion of our foreign currency exposure because we typically collect revenues and incur costs in the currency in the location in which we provide our application. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to transactions denominated in currencies other than the U.S. dollar, we believe that a 10% change in foreign exchange rates would not have a material impact on our results of operations. To date, we have entered into one foreign currency hedging contract, but may consider entering into more such contracts in the future. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Recent Accounting Pronouncements

Comprehensive Income

In June 2011, authoritative guidance that addresses the presentation of comprehensive income in interim and annual reporting of financial statements was issued. The guidance is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. Such changes in stockholders’ equity will be required to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively for all periods presented. Early adoption is permitted. This new guidance impacts how we report our comprehensive income only, and will have no effect on our results of operations, financial position or liquidity upon our required adoption of this guidance on August 1, 2012.

BUSINESS

Overview

We are a leading provider of core system software to the global P&C insurance industry. Our solutions serve as the transactional systems-of-record for, and enable the key functions of, a P&C insurance carrier’s business: underwriting and policy administration, claims management and billing. Since our inception, our mission has been to empower P&C insurance carriers to transform and improve their businesses by replacing their legacy core systems with our innovative modern software platform. We believe our solutions enhance our customers’ ability to respond to evolving market needs, while improving the efficiency of their core operations, thereby increasing their revenues and reducing their costs.

P&C insurance carriers still typically rely on legacy core systems that are decades old and utilize programming languages and architectures that are no longer well supported. These systems lack flexibility and often require resource-intensive, custom coding to address even minor changes in their processes and insurance products. These systems often impede key business imperatives, such as improving underwriting accuracy, launching new products, expanding geographically and driving customer acquisition and retention. In addition, the cost to maintain legacy systems is often high and the number of IT professionals with requisite knowledge to support these systems is declining. We believe that, in light of these limitations, P&C insurance carriers relying on legacy systems must replace their core systems in order to remain competitive in today’s marketplace.

We have developed an integrated suite of highly configurable applications that support our customers’ most fundamental business processes. Doing this effectively requires levels of scalability, flexibility and collaboration that are best delivered by modern software architectures. A key advantage of our architecture over that of legacy core systems is that it enables extensive configurability of business rules, workflows and user interfaces without modifications to the underlying code base. This approach allows our customers to easily make changes in response to specific, evolving business needs.

Our solutions are delivered through a web-based interface and can be deployed either on-premise or in cloud environments. Our customers typically choose to deploy our solutions on-premise due to security requirements and numerous integration points with other systems. To support the global operations of our customers, our software has been localized for use in a variety of international regulatory, language and currency environments.

Our Guidewire InsuranceSuite enables core P&C insurance operations and is comprised of:

•	Guidewire PolicyCenter—A flexible underwriting and policy administration application that serves as a comprehensive system-of-record for policies and supports the entire policy lifecycle;

•	Guidewire ClaimCenter—An end-to-end claims management application for claim intake, assessment, settlement and processing of related financial transactions; and

•	Guidewire BillingCenter—A comprehensive billing and receivables application that enables flexible billing, payment and commission options.

Strong customer relationships are a key component of our success given the long-term nature of our contracts and importance of customer references for new sales. Our customers range from some of the largest global insurance carriers or their subsidiaries such as Tokio Marine & Nichido Fire Insurance Co., Ltd. and Zurich Financial Services Group Ltd. to national carriers such as Nationwide Mutual Insurance Company to regional carriers such as AAA affiliates. As of October 31, 2011, we had 103 customers.

We began our principal business operations in 2001 and sold the initial versions of ClaimCenter in 2003, PolicyCenter in 2004 and BillingCenter in 2006. We primarily generate software license revenues through annual license fees that recur during the multi-year term of a customer’s contract. The average initial length of our contracts is approximately five years, and these contracts are renewable on an annual or multi-year basis. We typically bill our customers for license and maintenance fees annually in advance. We primarily derive our services revenues from implementation and training services performed for our customers. A significant majority of services are billed on a time and materials basis and recognized as revenues upon delivery of the services. We generated revenues of $144.7 million and $172.5 million in fiscal years 2010 and 2011, respectively, and $52.4 million for the three months ended October 31, 2011. We generated net income of $15.5 million and $35.6 million in fiscal years 2010 and 2011, respectively, including a benefit of $27.2 million related to a release of a significant portion of our tax valuation allowance during fiscal year 2011 and $4.8 million for the three months ended October 31, 2011.

Overview of the P&C Insurance Industry

The P&C insurance industry is large, fragmented, highly regulated and complex. P&C insurance protects policyholders against a range of losses on items of value including homes, vehicles, jewelry and commercial property, as well as from unforeseen events including burglary, bodily injury, natural disaster and litigation. P&C insurance is pervasive and is purchased by nearly all businesses and individuals. While some forms of P&C insurance are optional, others, such as automobile insurance, workers’ compensation insurance and medical malpractice insurance, are obligatory. The P&C insurance industry is highly competitive and carriers compete primarily on the following factors: product differentiation, pricing options, customer service, marketing and advertising, affiliate programs and channel strategies.

The key functional areas in P&C insurance are underwriting and policy administration, claims management and billing. Underwriting and policy administration are the cornerstone functions of all P&C insurance carriers’ operations. These processes involve collecting information from potential policyholders, determining appropriate coverage and terms, pricing the policy, issuing the policy and updating and maintaining the policy over its lifetime. Claims management includes loss report intake, investigation and evaluation of incidents, claims negotiation, payment processing and litigation management. Billing includes account creation, policyholder invoicing, payment collection, commission calculation and disbursement. Each of these functions involves multiple touch points and information exchanges between individuals and systems.

Total premiums collected by insurance carriers, known as Direct Written Premiums, or DWP, are a key industry metric used in sizing the insurance market. According to IBISWorld Inc., a global market research firm, DWP for P&C insurance was approximately $1.2 trillion in 2010. P&C insurance is a global industry, with North America and Europe accounting for approximately 43% and 37%, respectively, of DWP in 2010. We believe there are approximately 7,000 P&C insurance carriers globally and approximately 2,300 within the United States. Regulation of carriers varies considerably across countries, provinces and states; for instance, each carrier within the United States is regulated on a state-by-state basis.

Effective policy management requires IT systems that integrate with other internal systems and have the ability to control workflow, enable extensive configurability and provide visibility to every user. The varying regulatory requirements of each region requires customization of data and business rules, rendering the design of comprehensive IT solutions on a regional, national and global basis a major challenge for IT providers serving this industry. Additionally, stringent archiving and audit requirements, along with frequent changes in regulatory policy, have imposed a significant burden on IT systems and staff, which struggle to adequately support such requirements in IT environments dominated by legacy core systems.

P&C insurance carriers spend considerable amounts of time and capital on software to maintain and attempt to improve legacy systems, manage workflows in highly distributed environments and respond to changing and interrelated customer and employee needs. According to Gartner, in 2010, P&C insurance carriers spent $4.0 billion on software and $10.5 billion on IT services, which encompasses outsourced custom development and maintenance.

Critical Challenges Facing P&C Insurance Carriers

Many P&C insurance carriers are experiencing increased operational risk and financial loss due to the inadequacy of their existing legacy core systems. The inherent functional and technical limitations of these systems have impeded carriers’ ability to grow profitability and adapt to the evolving expectations of consumer, commercial and government insurance customers. Key factors driving adoption of modern core system software include:

•

Aging IT infrastructure and increasing scarcity of experienced workforce.    P&C insurance carriers typically rely on legacy core systems that have often been in operation for 20 years or more, were designed using outdated programming languages, such as COBOL, and run on outdated hardware. These aging systems are difficult to change, upgrade or integrate with modern infrastructure, which often results in a number of systems simultaneously in use. Compounding the problem, many specialized IT staff qualified to maintain these systems are retiring and hard to replace, leaving aging systems inadequately supported. We believe that the pervasiveness of inadequately supported systems is making the transition to modern software solutions necessary.

•

Increased business risk due to continued reliance on inefficient processes.    P&C insurance carriers have traditionally managed workflows through a combination of inefficient and inflexible paper-based processes and legacy systems, significantly hindering productivity. Underwriting and policy administration, claims management and billing involve multiple information exchanges and significant integration with other internal systems. Paper-based processes are prone to error and often require P&C professionals to manually re-enter data, reconcile information between disparate systems and interface with multiple applications before making a decision. Legacy systems lack critical workflow and business automation tools required to manage complicated, multi-year and international transactions. These system inadequacies may result in mispricing of policies, incorrect claims payouts and inaccurate or incomplete customer records.

•

Financial loss due to fraud and error in the claims process.    P&C insurance carriers experience substantial financial losses due to claims leakage, where the amount paid on a claim exceeds the amount to which a claimant is entitled. We believe, based on our analysis and industry reports, that claims leakage accounts for 4-6% of claims payments and 10-12% of costs associated with investigating and adjusting claims, referred to as loss adjustment expense. This amounts to four to five percentage points of a P&C insurance carrier’s operating income — or approximately $50.0 billion annually, including $30.0 billion related to fraud, for the P&C insurance industry in total. This loss, which includes fraud and human error, is often the result of inadequate data capture and ineffective process controls in legacy systems, which fail to detect and correct these preventable events.

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Changing insurance customer expectations.    P&C insurance carriers’ IT needs continue to change as their business models and insurance products evolve to meet the changing needs and behaviors of consumer, commercial and government insurance customers. For example, these purchasers and their agents increasingly compare insurance products and prices through Internet research, as well as through traditional phone and in-person channels. P&C insurance carriers require systems that can accommodate these additional touch points and provide a more complete view of customer interaction. For example, many customers view products online and then call an agent to purchase insurance, requiring seamless movement between online and traditional channels. Processes that cannot accommodate multiple sales channels and insurance products may result in pricing confusion, poor customer service, information inconsistency and customer loss.

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Continued pressure on underwriting margins.    Insurance product commoditization and declining investment returns have pressured P&C insurance carriers’ profitability. Insurance customers’ ability to compare quotes over the Internet has provided pricing transparency that was previously unavailable, forcing P&C insurance carriers to seek new methods of product and service differentiation. While customers have benefited from this trend, P&C insurance carriers’ reliance on legacy IT systems has limited their ability to offer new and differentiated products, effectively use the Internet to access a larger customer base and increase operational efficiencies, further pressuring pricing and margins.

Our Solutions

Our solutions are designed to provide P&C insurance carriers with the core system capabilities required to effectively manage their businesses and overcome critical industry challenges. We believe the combination of our singular focus on the development of innovative solutions for the P&C insurance industry and our modern software engineering approach differentiates our product offering from competitors, while helping our customers transform and improve their businesses. The key benefits of our solutions include:

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Integrated software suite for key processes of P&C insurance lifecycle.    InsuranceSuite, our integrated software suite, addresses the key functional areas in insurance: underwriting and policy administration, claims management and billing. The comprehensive nature of our solutions enables P&C insurance carriers to migrate from many disparate, incompatible systems to our unified technology platform and suite of applications. Our modular product design enables our applications to be deployed concurrently or sequentially depending on the adoption strategy of our customers. Historically, most of our customers started with the ClaimCenter product and have deployed or can deploy PolicyCenter and BillingCenter in the future.

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Intelligent enforcement of best practices and controls.    We have designed our applications based on our in-depth understanding of the P&C insurance industry. Our solutions are designed to manage the large data sets and highly complex workflow decisions specific to P&C insurance. This enables P&C insurance carriers to implement and enforce best practices company-wide, particularly for key underwriting and claim decisions. In addition, the integration of disparate information and rule standardization provides managers the ability to better monitor, identify and react to trends in their business.

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Improved operational productivity and visibility.    Our solutions automate and facilitate many of the manual tasks performed by employees of P&C insurance carriers, such as data entry, documentation, correspondence, records management and financial processing. Dashboards, customized searches and real-time analytics provide accurate and relevant information, while rule-based workflows allow for efficient intervention in the minority of situations that require human attention. This results in reduced operational costs and faster response times to customers and partners. As a result, our solutions enhance the productivity of supervisors and senior managers, whose accurate decision-making and oversight are critical to effective claims and underwriting operations.

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Extensive configurability enabling business adaptation.    Our unified software platform gives customers the flexibility to easily configure key aspects of our solutions to meet their specialized needs. Relative to legacy system environments, our solutions enable our customers to capture significantly broader sets of data, design and modify business workflows more easily, change business rules more rapidly and adapt user interfaces for greater productivity. This flexibility enables P&C insurance carriers to respond more quickly to changing business demands and regulatory requirements. Our technology enables us to provide updates and enhancements to existing customers with minimal impact to prior customer configurations.

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Differentiated insurance offerings and customer services.    Our solutions are designed to enhance P&C insurance carriers’ growth and brand differentiation strategies. The flexibility of our solutions enables and accelerates the introduction of new insurance products, entry into new geographies, use of new distribution channels and delivery of additional differentiated services.

Our Growth Strategy

We intend to extend our leadership as a provider of core system software to the global P&C insurance industry. The key elements of our strategy include:

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Continue to innovate and extend our technology leadership.    Our long-term vision is to be the leading end-to-end software platform for all core processes of P&C insurance carriers. We intend to enhance the functionality of our industry-leading software through continued focus on product innovation and continued investment in research and development. For example, we continue to invest significant resources in enhancing and broadening our PolicyCenter product to establish it as the leading underwriting and policy administration product in the industry. In addition, we will continue to leverage the insights and best practices drawn from our large, multinational customer base of insurance carriers to further improve the functionality of our solutions.

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Expand our customer base.    We intend to continue to aggressively pursue new customers by specifically targeting key accounts, expanding our sales and marketing organization and leveraging current customers as references. We target new customers with our complete InsuranceSuite solution or by selling one or more of our applications, based on their initial needs. We believe that there is considerable opportunity to expand our customer base within the United States and Canada, and also to increase our presence within our current international markets, such as Europe and Asia-Pacific, as well as to extend our geographic reach.

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Upsell our existing customer base.    We intend to increase revenues from existing customers by selling additional products, targeting additional business units and pursuing broad enterprise deployments of our solutions. For example, since our ClaimCenter application was our initial product release and has seen strong customer adoption, we believe there is a significant opportunity to upsell our PolicyCenter and BillingCenter applications into our existing customer base. We intend to build upon our strong customer relationships and track record of successful implementations to sell additional products and to sell our products to additional business units within our customer base.

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Deepen and expand strategic relationships with our system integration partners.    We maintain relationships with most of the leading system integration providers, such as Capgemini Group, Ernst & Young Global Limited, IBM Global Services and PricewaterhouseCoopers LLP, to help accelerate the adoption of our software solutions and help us grow our business more efficiently. We intend to deepen and expand strategic relationships with our network of system integration partners. We will continue to collaborate with, and seek to increase the value that our solutions generate for, our strategic partners. We believe these efforts will encourage our partners to drive awareness and adoption of our software solutions throughout the P&C insurance industry.

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Increase market awareness of our brand and solutions.    We intend to continue to use our key partnerships, customer references and marketing efforts to strengthen our brand and reputation, enhance market awareness of our PolicyCenter solution and integrated InsuranceSuite and establish ourselves as the leading provider of core system software to the P&C insurance industry. For example, our annual user conference, Connections, provides us an opportunity to discuss the benefits of our solutions with existing and potential customers and partners.

Our Products

We provide an integrated suite of software applications built on a unified platform that address the core processes for P&C insurance carriers: underwriting and policy administration, claims management and billing. We offer our solutions on-premise and, if required by a customer, they can be deployed in a cloud environment. Our customers buy our software applications separately or in combination as a suite.

Guidewire InsuranceSuite

Guidewire InsuranceSuite includes each of our individual applications: PolicyCenter, ClaimCenter and BillingCenter. We have built our suite of applications on a unified technology platform, providing enhanced workflow and functionality between applications. Our application suite is designed for personal, commercial and workers’ compensation insurance.

Guidewire PolicyCenter

Guidewire PolicyCenter is our flexible underwriting and policy administration application that serves as a comprehensive system-of-record that supports the entire policy lifecycle, including product definition, underwriting, quoting, binding, issuances, endorsements, audits, cancellations and renewals.

PolicyCenter integrates the underwriting process of evaluating risks and establishing the appropriate policy terms and pricing. By improving access to information, automating low-level tasks and enforcing consistent adherence to underwriting guidelines, we believe PolicyCenter enables P&C insurance carriers to reduce underwriting costs while also improving the quality of the risks they insure. PolicyCenter provides visibility into the policy portfolio, enabling P&C insurance carriers to proactively manage their business mix, increase communication with channel partners and improve responsiveness to agents. This, in turn, enables underwriters to shift their time from low-value tasks to managing portfolio relationships.

We believe PolicyCenter enables our customers to more effectively meet the needs of their customers and channel partners with products tailored to specific market segments. With the ability to make rapid changes to insurance products, PolicyCenter helps our customers respond to evolving market demand and new regulatory requirements. PolicyCenter supports the entire policy lifecycle for the range of P&C insurance products, enabling cost savings by consolidating multiple business processes and replacing disparate legacy systems with our unified application.

Guidewire ClaimCenter

Guidewire ClaimCenter is our claims management application for claim intake, assessment, settlement and processing of claim-related financial transactions. According to Gartner, as of January 2011, ClaimCenter is the P&C insurance industry’s most widely used web-based claims system. ClaimCenter enables claims lifecycle management improvements including dynamic, intuitive loss report intake, advanced adjudication processes and integrated operational reporting. ClaimCenter provides P&C insurance carriers with modern productivity tools built within a sophisticated business rules-based claims application.

ClaimCenter’s flexibility to manage all aspects of the claims lifecycle enables P&C insurance carriers to more effectively and efficiently execute the complex multi-party interactions required to resolve claims. By allowing adjusters to focus on evaluation and negotiation activities, ClaimCenter enables claims operations to realize quantifiable reductions in claims payments, which are the largest outflow for P&C insurance carriers, and we believe often represent over 60 cents of every premium revenue dollar. This reduction in claims leakage translates into improved profitability for our customers.

We have continually expanded the functional footprint of ClaimCenter through seven major releases since 2003. Capabilities such as Claims Performance Monitoring provide actionable information that enables better decision-making with automatic risk indicators on individual claims, while configurable business rules evaluate claims for fraud potential. Another key ClaimCenter feature area is proactive catastrophe management, allowing P&C insurance carriers to visualize the scope and severity of natural disasters and to respond more quickly during these crises. ClaimCenter also assists claims departments in avoiding and managing litigation costs through litigation-specific calendars and workflows and by accelerating claim resolution. ClaimCenter’s automated rules and tracking help P&C insurance carriers increase funds recovered from other insurers, reinsurers and third parties to offset loss payments.

Guidewire BillingCenter

Guidewire BillingCenter is our billing and receivables management application. It automates the billing lifecycle, enables the design of a wide variety of billing and payment plans, manages agent commissions and integrates with external payment systems. BillingCenter handles direct and agency billing for all P&C insurance lines of business, and its dual-entry accounting core integrates with a P&C insurance carrier’s general ledger to ensure accurate records.

BillingCenter enhances P&C insurance carriers’ flexibility to provide greater options to their customers, such as letting them choose their payment schedule and how they receive and pay their bills, such as combining invoices across multiple policies or distributing invoices to disparate locations covered by a single policy. We believe this flexibility is critical to offer to policyholders, whose billing preferences are highly varied based on their personal or business requirements. BillingCenter also manages the collection of delinquent payments and communicates with other systems. For example, BillingCenter communicates with PolicyCenter, allowing policies to be automatically cancelled if invoices are not paid.

BillingCenter includes sophisticated tools that enable customer service representatives to quickly investigate and address policyholders’ issues. Because BillingCenter was designed specifically to address the needs of P&C insurance carriers, it efficiently handles the unique complexities of billing through agents or brokers, as well as mortgage-holders and groups.

InsuranceSuite Add-on Modules

We also offer the following add-on modules for InsuranceSuite:

Guidewire Rating Management.    Guidewire Rating Management enables P&C insurance carriers to manage the pricing of their insurance products. Rating Management supports the highly complex pricing calculations required in policy transactions, while also enabling business users to readily implement the most common types of pricing changes.

Guidewire Reinsurance Management.    Guidewire Reinsurance Management enables P&C insurance carriers to execute their reinsurance strategy through their underwriting and claims processes. Reinsurance Management provides rule-based business logic to ensure appropriate risk management and processes to recover reinsurers’ portions of claim payments. Reinsurance Management provides structured, automated processes to enforce consistency and reduce errors in this complex and traditionally highly-manual area.

Guidewire Client Data Management.    Guidewire Client Data Management helps P&C insurance carriers capitalize on customer information more coherently, overcoming traditional siloed practices that impair efficiency and customer service. The integrated customer view and information form the foundation for P&C insurance carriers’ cross-sell and upsell initiatives.

Our Technology

We developed our suite of applications on our unified technology platform, which combines standards-based elements and proprietary components. We based our platform on the most common software industry standard, Java EE, to provide flexibility and deployability into P&C insurance carrier enterprise environments worldwide. P&C insurance carrier IT departments can manage and administer our applications through their development, test and production environments by leveraging the broad set of supporting infrastructure and proprietary tools we have built around the Java EE framework. Our unified technology platform design enables our applications to be deployed concurrently or sequentially depending on the adoption strategy of our customers.

Java EE alone is not sufficient to support core insurance systems of the caliber that our customers demand. Our customers need software that is scalable, reliable, flexible, integratable and secure. We have invested significantly in the development of our platform so that it may deliver each of these requirements while permitting a clean technical separation between our solutions and the configuration changes tailoring them to each of our customers’ specific needs.

Because our extensive, specialized platform components are built on top of the Java EE framework, our software is readily deployable into the high-reliability environments that most P&C insurance carriers manage and maintain today. Most of our customers own and administer their own deployments within their existing infrastructure. In the event that our customers seek to shift their enterprise environments to a cloud infrastructure in the future, our technology will accommodate this transition. In addition, our technology platform includes a broad set of APIs that can be used to enable access to our applications through mobile devices supporting HTML5 and AJAX enhancements.

Our customers can configure many dimensions of our solutions, from the underlying data models and the business rules and workflows to the design of their policy products, claims handling strategies and billing procedures to the user interfaces presented to their users and end customers. By maintaining a single code base, we are able to support this level of configurability in conjunction with an upgrade process for our software that generally allows our customers to preserve their specific configuration changes to our applications.

Our Services

We provide implementation and integration services to help our customers realize benefits from our software solutions. Guidewire implementation teams assist customers in building implementation plans, integrating our software solutions with their existing systems and defining business rules and specific requirements unique to each customer and installation. Typically, we deploy a dedicated two to six person implementation team. We also partner with several leading system integration consulting firms, certified on our software, to achieve scalable, cost-effective implementations for our customers.

Our services team is comprised of Guidewire product specialists with technical and functional expertise and strong industry credentials, averaging over ten years of experience in one or more of insurance, enterprise software and financial services systems. We have developed an efficient, repeatable methodology that is closely aligned with the unique capabilities of our solutions. This methodology applies our experience from nearly a decade of successful implementations of our solutions to better predict the time and cost associated with our implementations. Our ability to establish expectations and meet those commitments has created strong customer relationships and references from our customers.

The transfer of knowledge to our customers is at the core of our services approach. We work side-by-side with customer teams throughout the implementation process to enable our customers to become self-sufficient in system administration, reducing their need for long-term support. This approach increasingly helps us develop strategic relationships with our customers, enhances information exchange and deepens our understanding of the needs of companies within the P&C insurance industry. For our customers, this reduces future costs associated with servicing and maintaining our software by limiting the need for consultants post-implementation and reducing system down-time.

Our Customers

We market and sell our products to a wide variety of global P&C insurance carriers ranging from some of the largest global insurers to national carriers to regional carriers. We believe strong customer relationships are a key component of our success given the long-term nature of our contracts and importance of customer references for new sales. We focus on developing and maintaining our customer relationships through customer service and account management. As of October 31, 2011, we had 103 customers in 12 countries using one or more of our products. We count as customers distinct buying entities, which in a few cases includes multiple national or regional subsidiaries of large, global

P&C insurance carriers. For the years ended July 31, 2009, 2010 and 2011, no single customer, separately or combined with its affiliates, accounted for more than 10% of our revenues.

The following is a select list of our top customers by aggregate revenues for the years ended July 31, 2009, 2010 and 2011:

• American Family Mutual Insurance Company • The Amica Mutual Insurance Company • Continental Casualty Company • The Co-operators Group Limited • The Hanover Insurance Company

•   Mercury Casualty Company

•    QBE Management Services (UK) Limited

•    Rosgosstrakh Limited Company

•    Sentry Insurance a Mutual Company

•    Suncorp-Metway Ltd.

•    Tokio Marine and Nichido Fire Insurance Co., Ltd.

The following case studies illustrate how our customers have benefited from the use of our products:

Amica

The Amica Mutual Insurance Company is the oldest mutual insurer of automobiles in the United States. Amica initially contacted us because it wanted to move from a paper-based claims system in order to improve its claims handling process. Amica deployed our ClaimCenter application to upgrade its technology foundation and claims handling capabilities. With our ClaimCenter solution in place, Amica has reported to us that it has:

•	simplified its loss reporting process;

•	eliminated redundant data entry processes;

•	improved workflow routing between staff and branches;

•	enhanced customer service capabilities; and

•	increased visibility into its claims operation.

Based on the initial success experienced with ClaimCenter, Amica decided to expand its relationship with us and implement our PolicyCenter solution. Amica is currently implementing PolicyCenter and expects that it will allow them to:

•	more easily complete customer applications over the phone;

•	reduce customer service training times;

•	make product changes more quickly; and

•	capture higher-quality data to allow it to make improved underwriting decisions.

Mercury

Mercury General Corporation, the parent entity of our customer Mercury Casualty Company, is a leading regional underwriter of automobile and homeowners insurance, with almost two million customers across 13 states. Mercury became interested in our solution because its legacy system did not possess the flexibility required to allow Mercury to expand its product offerings and more into new geographic regions on a cost-effective basis. Mercury selected our InsuranceSuite solution in July 2009 as its new system environment for underwriting and policy administration, claim management and billing solution. Mercury began with its homeowners insurance business and was able to deploy our entire suite for the first state in 13 months. Mercury reported the following key benefits associated with our InsuranceSuite solution:

•	improved ability to expand geographically and introduce new products;

•	reduction in underwriting time and effort;

•	operational efficiency gain in claims handling;

•	improvement in data quality and integrity;

•	increased flexibility and ease-of-use for agents;

•	improved utilization of IT professionals as a result of our common technology platform;

•	quicker response times to business requests; and

•	reduced maintenance costs.

Zurich

Zurich Financial Services Group Ltd., the parent entity of our customers Zurich Japan, Zurich Canada and Zurich UK, is one of the world’s largest insurance groups, serving customers in more than 170 countries worldwide. Through its general insurance segment, Zurich provides a variety of automobile, home and commercial products and services for individuals, as well as for small and large businesses. Zurich sought a solution for more efficient claims handling in several of its geographies. Zurich Japan and Zurich Canada implemented our ClaimCenter solution in 2008 and 2010, respectively. Zurich has reported the following key benefits associated with our ClaimCenter solution:

•	faster claims settlement;

•	improved customer service; and

•	lower total cost of ownership.

Recently, Zurich decided to implement ClaimCenter for its U.K. operating unit.

Suncorp

Suncorp-Metway Ltd. is Australia’s largest P&C insurance carrier. Suncorp identified the need to migrate from 11 disparate legacy claims systems to a single common claims platform. Suncorp selected our ClaimCenter solution in 2006 in its transition from legacy systems and processes across its 25 brands to a single claims solution across P&C insurance. Suncorp has reported the following key benefits associated with our ClaimCenter solution:

•	significant cost savings as Suncorp consolidated its core systems;

•	improved customer service;

•	increased simplicity across the organization; and

•	configurability of the solution to meet the varied needs of Suncorp’s diverse operations.

Our Strategic Relationships

We have extensive relationships with system integration, consulting and industry partners. Our network of partners has expanded as the interest in and adoption of our solutions has grown. We focus on enabling our partners to realize new economic opportunities through the implementation and integration of our solutions as well as by providing related consulting services. Our customers’ implementations of our solutions generally coincide with broader business process and IT transformation initiatives within our customers, which represent a significant economic opportunity for our partners. As our partners develop practices around our solutions, they can help us add customers and expand our solutions within our existing customer base.

We encourage our partners to co-market, pursue joint sales initiatives and drive broader adoption of our technology, helping us grow our business more efficiently and enabling us to focus our engineering resources on continued innovation and further enhancement of our solutions. We partner with system integrators including Capgemini, Ernst & Young, IBM Global Services and PricewaterhouseCoopers. Some of our system integrator partners have representatives who have been certified as Guidewire experts and have formed specific practices devoted to implementing our solutions for their insurance customers. This has led to a significant increase in the number of partner-led implementations over the last two years. The endorsement of and collaboration with our partners have further enhanced the awareness, reputation and adoption of our software solutions.

Sales and Marketing

Consistent with our industry focus and the mission-critical needs our solutions address, our sales and marketing efforts are tailored to communicate effectively to senior executives within the P&C industry. Our sales, marketing, and executive teams work together to cultivate long-term relationships with our current and prospective customers in each of the geographies in which we are active.

As of October 31, 2011, we employed 20 direct sales representatives with, on average, over 20 years of experience in software sales or the insurance industry, organized by geographic region across the U.S., Canada, U.K., France, Germany, Australia, Japan and Hong Kong. This team serves as both our exclusive sales channel and our account management function. We augment our sales professionals with a pre-sales team possessing insurance domain and technical expertise, who engage customers in sessions to understand their specific business needs and then represent our products through demonstrations tailored to address those needs. We formally analyze the operations of prospective customers through focused engagements that provide business insight prior to an official vendor selection process. Our assessments are differentiated by quantitative benchmarks built on comparative data obtained from our installed customers with their permission.

Our marketing team, based in San Mateo, California, supports sales with competitive analysis and sales tools, while investing to strengthen our brand name and reputation. We participate at industry conferences, are published frequently in the industry press and have active relationships with all of the major industry analysts. We also host Connections, an annual user conference where customers both participate in and deliver programs on a host of Guidewire and insurance technology topics. We invite potential customers and partners to our user conference, as we believe customer references are a key component of driving new sales.

Our strong relationships with leading system integrators, including Capgemini, Ernst & Young, IBM Global Services and PricewaterhouseCoopers, enhance our direct sales through co-marketing efforts and providing additional market validation of our products’ distinctiveness and quality.

Research and Development

Our solutions serve as the transactional systems-of-record for our customers. As a result, our research and development efforts reflect the extensive IT needs of P&C insurance carriers. These systems are required to perform millions of complex transactions that must balance on a daily basis. This accuracy must be maintained not only during normal business operations, but also during extraordinary events such as catastrophes, which may result in extremely high transaction volume in a short period of time. We spend considerable resources ensuring that our platform is scalable, flexible and reliable.

We entered the P&C insurance industry software market ten years ago in the belief that the industry was being poorly served by legacy technology providers and a lack of innovation. Our research and development efforts focus on enhancing our solutions to meet the increasingly complex requirements of P&C insurance carriers and broadening our suite of applications to form an end-to-end software solution for P&C insurance carriers. Our investment in developing our applications has enabled us to expand our reach into customer organizations and manage the entire policy lifecycle, creating long-term customer relationships. We are committed to creating innovative products that combine modern software development tools with deep customer and industry knowledge.

As of October 31, 2011, our research and development department had 214 employees. We incurred $22.4 million, $28.3 million and $34.8 million in research and development expenses for the fiscal years 2009, 2010 and 2011, respectively.

Competition

The market to provide core system software to the P&C insurance industry is highly competitive and fragmented. This market is subject to changing technology, shifting client needs and introductions of new products and services. Our competitors vary in size and in the breadth and scope of the products and services offered. Our current principal competitors include:

Internally developed software . . . .	Many large insurance companies have sufficient IT resources to maintain and augment their own proprietary internal systems, or consider developing new custom systems;

IT services firms . . . . . . . . . . . . .	Firms such as Accenture, Computer Sciences Corporation, MajescoMastek and Tata Consultancy Services Limited offer software and systems or develop custom, proprietary solutions for the P&C insurance industry;

P&C insurance software vendors . . .	Vendors such as AQS, Inc., Duck Creek Technologies (recently acquired by Accenture), OneShield, Inc. and StoneRiver, Inc. provide software solutions that are specifically designed to meet the needs of P&C insurance carriers; and

Horizontal software vendors . . . . .	Vendors such as Oracle Corporation, Pegasystems Inc. and SAP AG offer software that can be customized to address the needs of P&C insurance carriers.

The principal competitive factors in our industry include total cost of ownership, product functionality, flexibility and performance, customer references and in-depth knowledge of the P&C insurance industry. We believe that we compete favorably with our competitors on the basis of each of these factors. However, many of our current or potential competitors have greater financial and other resources, greater name recognition and longer operating histories than we do.

Intellectual Property

Our success and ability to compete depend in part upon our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To accomplish these objectives, we rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections.

As of October 31, 2011, we owned six issued U.S. patents. Our issued patents are scheduled to expire between 2013 and 2026. Four of these patents are subject to an option in favor of the party from which we purchased such patents; these patents can be re-purchased from us during a 60-day period starting December 14, 2011. On December 22, 2011, we received written notice from the party from which we purchased such patents of its intent to repurchase the four patents during the 60-day period. In connection with the repurchase, we will retain a license to such patents and immunity from suit by the repurchasing party in connection with such patents. Accordingly, we believe the repurchase will not have a material effect on our intellectual property position.

We have also filed 18 U.S. patent applications. Our patents and patent applications generally apply to our suite and applications. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our patents and other intellectual property. Our existing patents, and any patents granted to us or that we otherwise acquire in the future may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of the protection of these patents cannot be predicted with certainty. We anticipate continuing to file patent applications to protect our rights in our proprietary technologies, and will pursue such applications, as well as applications for registrations for other intellectual property rights in the future. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations; however, such patent protection could later prove to be important to our business.

We also rely on several registered and unregistered trademarks to protect our brand. We have registered the trademarks Guidewire, Guidewire PolicyCenter, Guidewire ClaimCenter and Guidewire BillingCenter in the United States and Canada. We also own a U.S. trademark registration, an International Registration (with protection extended to Australia and the European Community) and a Canada trademark for the Gosu trademark. Additionally, we own an Australia trademark registration, a Hong Kong trademark registration, and a pending Japan trademark application for the Guidewire trademark. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion in the marketplace. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

In addition, we seek to protect our intellectual property rights by generally requiring our employees and independent contractors involved in development to enter into agreements acknowledging that all inventions, trade secrets, works of authorship, developments, concepts, processes, improvements and other works generated by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim in those works.

Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our confidential information and proprietary technology. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties. We cannot assure you that the steps taken by us will prevent misappropriation of our trade secrets or technology. In addition, the laws of some foreign countries do not protect our intellectual property rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors’ obtainment of our trade secrets or independent development of unpatented technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office, or USPTO, or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, and trade secrets and to determine the validity and scope of the intellectual property rights of others. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in substantial costs and diversion of resources and management time, and could substantially harm our results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the software industry have extensive patent portfolios. From time-to-time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us or our customers. In this regard, we were previously sued by Accenture, a competitor, in the U.S. District Court for the District of Delaware. Our patent litigation with Accenture has been settled and is further described in “—Legal Proceedings.” Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services or require us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. Even if third parties may offer a license to their technology or intellectual property rights, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business.

Employees

As of October 31, 2011, we had 684 employees, including 103 in sales and marketing, 302 in services and support, 214 in research and development and 65 in a general and administrative capacity. As of October 31, 2011, we had 544 employees in the United States and 140 employees internationally. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located in San Mateo, California, where we currently lease approximately 102,045 square feet of space under lease agreements that expire on July 31, 2012. On December 5, 2011, we entered into a new 7-year lease for a facility to serve as our corporate headquarters, located in Foster City, California, for approximately 97,674 square feet of space commencing August 1, 2012. We also lease facilities for our distributed sales and international operations in Dublin, Ireland; Edina, Minnesota; London, United Kingdom; Mississauga, Ontario, Canada; Munich, Germany; Paris, France; Sydney, Australia and Tokyo, Japan.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

In December 2007, Accenture Global Services GmbH and Accenture LLP, a competitor, filed a lawsuit against us in the U.S. District Court for the District of Delaware, or the Delaware Court (Accenture Global Services GmbH and Accenture LLP v. Guidewire Software, Inc., Case No 07-826-SLR). Accenture alleged infringement of U.S. Patent No. 7,013,284, or the ‘284 patent, among others, by our products; trade-secret misappropriation; and tortious interference with business relations. Accenture sought damages and an injunction. We denied Accenture’s claims, and we asserted counterclaims seeking a declaration that our products do not infringe the patents, that the patents are invalid and that the ’284 patent is unenforceable. We also asserted counterclaims against Accenture for breach of contract and trade secret misappropriation.

In March 2011, the USPTO granted a third re-examination against the ‘284 patent, after having rejected all claims in the ‘284 patent on two prior re-examinations. On May 31, 2011, the Delaware Court granted our motion for summary judgment finding that Accenture’s ‘284 patent is invalid. In July 2011, Accenture filed an appeal to the Federal Circuit Court of Appeals of the Delaware Court’s judgment of invalidity of the ‘284 patent. We believe that the Delaware Court was correct in finding the ‘284 patent invalid and we intend to vigorously defend the Delaware Court’s judgement in the appeal. However, at this time, we are unable to predict the likelihood of success of Accenture’s appeal.

In October 2011, we agreed with Accenture to resolve all outstanding patent litigation concerning our respective insurance claims management software. In connection with the settlement, we paid $10.0 million to Accenture with a potential additional payment based on the final outcome of Accenture’s pending appeal regarding the validity of its ‘284 patent. If Accenture is successful in its appeal, we have agreed to pay them an additional $20.0 million. At any time prior to an initial determination by the appeals court, we may instead pay Accenture $15.0 million to discharge this potential obligation. If Accenture is not successful in its appeal, no further payments would be due in connection with the settlement. As part of the settlement, we have also agreed to a cross license of all current patents and patent applications with Accenture.

In addition to the matters described above, from time-to-time, we are involved in various other legal proceedings arising from the normal course of business activities.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of November 30, 2011:

Name	Age	Position
Marcus S. Ryu	38	President, Chief Executive Officer, Co-Founder and Director

Karen Blasing	55	Chief Financial Officer

John True	47	Senior Vice President, Field Operations

Jeremy Henrickson	37	Vice President, Product Development

Alexander C. Naddaff	56	Vice President, Professional Services

Kenneth W. Branson	39	Director of Product Strategy, Co-Founder and Director

Craig Conway(1)(2)(3)	57	Director, Executive Chairman

Neal Dempsey(2)	70	Director

Steven M. Krausz(1)(3)	57	Director

Craig Ramsey(2)	65	Director

Clifton Thomas Weatherford(1)(3)	65	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Marcus S. Ryu co-founded Guidewire and has served as our President and Chief Executive Officer since 2010 and as a member of our board of directors since 2001. Prior to that, he served as our Vice President of Products from 2008 to 2010 and our Vice President of Strategy from 2001 to 2008. Prior to founding Guidewire, from 2000 to 2001, Mr. Ryu was Vice President of Strategy at Ariba, Inc., a software-as-a-service provider of collaborative business commerce solutions for buying and selling goods and services. Mr. Ryu also worked as an Associate and Engagement Manager at McKinsey & Company from 1998 until 2000. Mr. Ryu holds an A.B. from Princeton University and a B.Phil. from New College, Oxford University.

The board of directors believes that Mr. Ryu is qualified to serve as a director based on his experience as Co-Founder, President and Chief Executive Officer of Guidewire and his extensive service across a broad spectrum of Guidewire functions, including strategy, business development, operations, engineering and marketing.

Karen Blasing has served as our Chief Financial Officer and Treasurer since 2009. Prior to joining Guidewire, from 2006 to 2009, Ms. Blasing was Chief Financial Officer at Force10 Networks, Inc., a network solutions provider recently acquired by Dell Inc. From 2002 to 2005, Ms. Blasing was Chief Financial Officer at Nuance Communications, Inc., a speech and imaging software developer. Ms. Blasing holds a B.A. in Economics and a B.A. in Business Administration, Finance from the University of Montana and an M.B.A. from the University of Washington.

John True has served as our Senior Vice President of Field Operations since November 2011. Prior to joining Guidewire, from 2008 to 2011, Mr. True was Chief Operating Officer at Fortify Software, a software security assurance company acquired by Hewlett-Packard Company in 2010. From 2007 to 2008, Mr. True was a Vice President of Sales at EqualLogic, a storage area network solutions provider acquired by Dell Inc. in 2008. From 2006 to 2008, Mr. True served as Chief Executive Officer of Agilis Systems, a mobile resource management company. Mr. True currently serves as a director of Agilis. Mr. True holds a B.S. in Computer Science from the University of Missouri-Rolla.

Jeremy Henrickson has served as our Vice President of Product Development since 2008. Prior to that, he served as our Director of Product Management and Program Manager from 2006 to 2008 and our Senior Product Manager from 2003 to 2005. He was also a founding member of our European sales team. Prior to joining Guidewire, Mr. Henrickson was Director of Technology Services at Reactivity, Inc., a developer of XML processing applications. Mr. Henrickson holds a B.S. and an M.S. in Computer Science from Stanford University.

Alexander C. Naddaff has served as our Vice President of Professional Services since 2002. Prior to joining Guidewire, from 1998 to 2002, Mr. Naddaff worked as Vice President of Claims Technology at The Hartford Insurance Company. Mr. Naddaff holds a B.S. in Accounting from Wagner College.

Kenneth W. Branson co-founded Guidewire and has served as our Director of Product Strategy and on our board of directors since 2010. Prior to that, from 2008 until 2010, Mr. Branson served as our Functional Architect, from 2003 to 2008, as our Vice President of Product Development and, from 2001 to 2003, as our Director of Product Management. Mr. Branson also served as our Treasurer from 2001 until 2009. Mr. Branson holds a B.S. in Electrical Engineering from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

The board of directors believes that Mr. Branson is qualified to serve as a director based on his experience as a Co-Founder of Guidewire and his responsibility for directing its product strategy, which affords him a unique understanding of Guidewire’s customers, products and plans.

Craig Conway has served as the executive chairman of our board of directors since 2010. From 1999 to 2004, Mr. Conway served as President and Chief Executive Officer of PeopleSoft, Inc., an enterprise application software company. Mr. Conway also served as President and Chief Executive Officer of One Touch Systems, Inc., a virtual distance learning provider, and TGV Software, Inc., a web applications developer. Mr. Conway currently serves as a director of salesforce.com, inc. and Advanced Micro Devices, Inc. During the past five years, Mr. Conway has served as a director of Pegasystems Inc. and Unisys Corporation. Mr. Conway holds a B.S. in Computer Science and Mathematics from the State University of New York at Brockport.

The board of directors believes that Mr. Conway is qualified to serve as a director based on his extensive and broad background in business management, including his experience as president and chief executive officer of three technology companies, as well as his service on the boards of other publicly held companies.

Neal Dempsey has served on our board of directors since 2006. Mr. Dempsey has held various roles at venture capital firm Bay Partners since 1989 and is currently a General Partner. Prior to joining Bay Partners, Mr. Dempsey was the Chief Executive Officer of Qubix Graphics Systems, a technical illustration manufacturer, and Envision Technology, a text-to-speech software developer. In addition to his service on our board, Mr. Dempsey was a director of Brocade Communications Systems, Inc., from 1996 until 2007. Mr. Dempsey currently sits on the boards of numerous private companies. He holds a B.S. in General Business from the University of Washington.

The board of directors believes that Mr. Dempsey is qualified to serve as a director based on his prior service as a chief executive officer of two technology companies, service on public and private company boards, and knowledge of the software industry.

Steven M. Krausz has served on our board of directors since 2010. Since 1985, Mr. Krausz has held various roles at venture capital firm U.S. Venture Partners, or USVP, and is currently a Managing Member. Prior to joining USVP, Mr. Krausz held various operating roles at BTI Computers, Inc., Daisy

Systems Corporation, Direct Inc. and NASA. Mr. Krausz currently serves as a member of the board of directors of Imperva, Inc. From 2000 to 2011, Mr. Krausz served on the board of directors of Occam Networks, Inc., until its acquisition by Calix, Inc. Mr. Krausz is also currently a director for a number of private companies. Mr. Krausz holds a B.S. in Electrical Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

The board of directors believes that Mr. Krausz is qualified to serve as a director based on his prior service on public and private company boards and extensive financial knowledge and expertise.

Craig Ramsey has served on our board of directors since 2005. From 2003 to 2004, Mr. Ramsey served as Chief Executive Officer of Solidus Networks. From 1995 until 2000, Mr. Ramsey served as Senior Vice President of Worldwide Sales at Siebel Systems, Inc., a provider of eBusiness applications. Prior to that, Mr. Ramsey held various positions with nCube Corporation, Oracle Corporation, Amdahl Corporation and IBM. Mr. Ramsey currently serves as a member of the board of directors of salesforce.com, inc. He also currently serves as a director of the Glide Memorial Foundation. Mr. Ramsey received a B.A. in Economics and Communications from Denison University.

The board of directors believes that Mr. Ramsey is qualified to serve as a director based on his prior executive leadership roles, sales and marketing experience, and service on public and private company boards.

Clifton Thomas Weatherford has served on our board of directors since 2007. Since 2003, Mr. Weatherford has served as a board member and financial consultant to several companies. From 1997 until 2003, he was Executive Vice President and Chief Financial Officer of Business Objects S.A., a provider of business intelligence software. Mr. Weatherford currently serves on the board of directors and is the chair of the audit committee of each of Mellanox Technologies, Ltd., Tesco Corporation, and Spansion, Inc., and has served as a member of the SEC Advisory Committee on Accounting Standards. Within the past five years, Mr. Weatherford has also served on the board of directors of Advanced Analogic Technologies, Inc., InfoGroup, Inc., SMART Modular Technologies, Inc., Synplicity Inc., Saba Software, Inc. and ILOG S.A. Mr. Weatherford holds a B.B.A. from the University of Houston.

The board of directors believes that Mr. Weatherford is qualified to serve as a director based on his service on other public company boards and audit committees, broad industry expertise, extensive financial leadership experience, and insight into SEC reporting and compliance.

Board Composition

Upon completion of this offering, our board of directors will be composed of seven members. Five of our directors are independent within the meaning of the independent director guidelines of the New York Stock Exchange. Our amended and restated certificate of incorporation, which will be effective immediately prior to the closing of this offering, will provide for a classified board of directors divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the first annual meeting of stockholders to be held after the completion of this offering for the Class I directors, the second annual meeting of stockholders to be held after the completion of this offering for the Class II directors and the third annual meeting of stockholders to be held after the completion of this offering for the Class III directors.

•	Our Class I directors will be Messrs. Branson, Ramsey and Ryu.

•	Our Class II directors will be Messrs. Dempsey and Krausz.

•	Our Class III directors will be Messrs. Conway and Weatherford.

Our amended and restated certificate of incorporation and bylaws will also provide that the number of our directors shall be fixed from time-to-time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Director Independence

Upon the completion of this offering, our common stock will be listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time following the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In September 2011, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Conway, Dempsey, Krausz, Ramsey and Weatherford, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. Our board of directors also determined that Messrs. Conway, Krausz and Weatherford, who comprise our audit committee, Messrs. Conway, Dempsey and Ramsey, who comprise our compensation committee, and Messrs. Conway, Krausz and Weatherford, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of the New York Stock Exchange. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors and has the composition and the responsibilities described below.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	appointing, compensating and overseeing the work of our independent auditors;

•	approving engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent auditors;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our financial statements and reviewing our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls; and

•	reviewing and discussing with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

The members of our audit committee are Messrs. Conway, Krausz and Weatherford. Mr. Weatherford is our audit committee chairman, and our board of directors has designated Mr. Weatherford as an “audit committee financial expert,” as defined under the rules of the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of the New York Stock Exchange. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of the New York Stock Exchange and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the New York Stock Exchange and SEC rules and regulations.

Compensation Committee. Our compensation committee oversees our corporate compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and approving compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•	evaluating the performance of our executive officers in light of established goals and objectives; and

•	administering our equity compensations plans for our employees and directors.

The members of our compensation committee are Messrs. Conway, Dempsey and Ramsey. Mr. Dempsey is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the independent director guidelines of the New York Stock Exchange. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the New York Stock Exchange and SEC rules and regulations.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the organization and governance of the board of directors and its committees;

•	assessing the performance of members of the board of directors and making recommendations regarding committee and chair assignments;

•	recommending desired qualifications for board of directors membership and conducting searches for potential members of the board of directors; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our nominating and corporate governance committee are Messrs. Conway, Krausz and Weatherford. Mr. Conway is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is independent within the meaning of the independent director guidelines of the New York Stock Exchange.

Our board of directors may from time to time establish other committees.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct that is applicable to all of our employees, officers and directors. In addition, we will adopt a code of ethics that is applicable to our chief executive and senior financial officers.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2011, our compensation committee was comprised of Messrs. Conway, Dempsey and Ramsey. Mr. Conway joined our compensation committee in December 2010.

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

On May 17, 2011 and June 27, 2011, Marcus S. Ryu, our President and Chief Executive Officer, Jai Ryu, father of Marcus S. Ryu, John V. Raguin, our former Chief Executive Officer, Daniel Raguin, brother of John V. Raguin, and certain of our other stockholders sold an aggregate of 279,666 shares of common stock and 35,692 shares of Series A convertible preferred stock to entities affiliated with Bay Partners for $7.50 per share, or an aggregate purchase price of $2,365,185. Mr. Dempsey is a General Partner of Bay Partners. This transaction was approved by disinterested members of our board of directors.

COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for:

•	Marcus S. Ryu, our President, Chief Executive Officer and Co-Founder;

•	Karen Blasing, our Chief Financial Officer;

•	Peter A. Espinosa, our Vice President, Worldwide Sales;

•	Alexander C. Naddaff, our Vice President, Professional Services;

•	Jeremy Henrickson, our Vice President, Product Development; and

•	John V. Raguin, our former President and Chief Executive Officer.

In September 2010, Mr. Raguin resigned as our President and Chief Executive Officer, as well as a member of our board of directors, and accepted a position as a Vice President of the company. On December 21, 2010, Mr. Ryu, our then Vice President, Products, was appointed as our President and Chief Executive Officer.

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the Named Executive Officers.

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each element of compensation that we provide. In addition, we explain how and why the compensation committee of our board of directors, or the Committee, arrived at the specific compensation policies and decisions involving our executive officers during fiscal year 2011.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from currently anticipated plans and arrangements as summarized in this Compensation Discussion and Analysis.

Executive Compensation Philosophy and Objectives

We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements and the emergence of new market entrants. To succeed in this environment, we need to attract a highly talented and seasoned team of technical, sales, marketing, operations and other business professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers compensation and benefits packages that are fair and reasonable, competitive within our market, focused on long-term value creation, and reward the achievement of our strategic, financial and operational objectives.

Accordingly, we have oriented our executive compensation program to observe the following basic principles and objectives:

•

provide total compensation opportunities that enable us to recruit and retain executive officers with the experience and skills to manage the growth of the company and lead us to the next stage of development;

•	provide total compensation opportunities that are affordable and consistent with our business goals;

•	provide cash compensation that is market-based and, in the case of cash-based incentives, establishes a direct and meaningful link between business results, individual performance and rewards;

•

provide equity-based compensation that enables our executive officers to share in our company’s financial results and that establish a clear alignment between their interests and the interests of our stockholders;

•	provide a core level of welfare and other benefits; and

•	maintain compensation policies and practices that reinforce a culture of ownership, excellence and responsiveness.

Compensation Program Design

To date, the compensation of our executive officers, including the Named Executive Officers, has typically consisted of base salary, a cash bonus opportunity and equity compensation in the form of stock options and RSUs. Of these components, only base salary is fixed while the other components are variable based on the performance of both the company and the individual executive officer, measured against objectives that are determined in advance.

The key component of our executive compensation program has been equity awards in the form of stock options to purchase shares of our common stock and, more recently, RSUs. As a privately-held company, we have emphasized the use of equity to incent our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. Going forward, we may use stock options, restricted stock, RSUs and other types of equity-based awards, as we deem appropriate, to offer our employees, including our executive officers, long-term equity incentives that align their interests with the long-term interests of our stockholders.

We also have offered cash compensation in the form of base salaries to reward individual contributions and compensate our executive officers for their day-to-day responsibilities, and annual cash bonuses to drive and incentivize our executive officers to achieve our short-term strategic and operational objectives. Typically, the determination of bonus payouts has been made by the Committee on a discretionary basis based on an evaluation of our financial and operational results as well as each executive officer’s performance against his individual performance objectives after the end of the year.

As we transition from being a privately-held company to a publicly-traded company, we will evaluate our philosophy and compensation programs as circumstances require and we intend to review executive compensation annually. As part of this review process, we expect to apply our values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive, that we are meeting our retention objectives and the cost to us if we were required to find a replacement for a key employee.

Compensation-Setting Process

Role of the Compensation Committee

The Committee is responsible for overseeing our executive compensation program and for formulating recommendations with respect to the compensation of our executive officers, including the Named Executive Officers, for the approval of our board of directors. In addition, the Committee provides strategic direction to management regarding the overall strategic direction of our compensation philosophy. The Committee operates pursuant to a written charter that has been approved by our board of directors.

Typically, in the first fiscal quarter of each fiscal year, the Committee reviews the compensation of our executive officers, decides whether to recommend any adjustments to their base salaries, designs an executive bonus plan for the current fiscal year, including the corporate and individual performance measures and objectives to be used for purposes of determining their annual cash bonuses, and determines whether to recommend any equity awards. In addition, at that time, the Committee evaluates the performance of the company, as well as the individual performance of each executive officer, to determine whether to recommend cash bonuses for the previous fiscal year and, if so, the amount of any such bonuses. These recommendations are then submitted to our board of directors, which decides whether to approve the recommendations.

In determining executive compensation for fiscal year 2011, the Committee reviewed and considered market data based on the Committee members’ own understanding of pay practices at other companies, as well as our overall financial plan. The Committee did not engage in any benchmarking or targeting of any specific levels of pay. Instead, any market data was used primarily as a reference point and one factor among others in the decision-making process.

Role of Senior Management

Typically, the Committee seeks the input of our CEO when discussing the performance of and compensation for our other executive officers, including the other Named Executive Officers. In this regard, our CEO reviews the performance of the other executive officers, including the other Named Executive Officers, annually and presents to the Committee his conclusions and other input as to their compensation, including base salary adjustments, cash bonus payouts, and equity awards. The Committee uses this input as one factor in its deliberations to formulate recommendations with respect to the compensation of our executive officers for submission to our board of directors.

While our CEO typically attends meetings of the Committee, the Committee meets outside the presence of our CEO when discussing his compensation. Decisions with respect to our CEO’s compensation are made by the independent members of our board of directors, based on the recommendations of the Committee.

The Committee also works with our CFO and human resources department in evaluating the financial, accounting, tax and retention implications of our executive compensation plans and arrangements.

Role of Compensation Consultant

In October 2009, we engaged Compensia, Inc., a national compensation consulting firm, to review our executive compensation practices. Subsequently, Compensia’s engagement was expanded to include a general review of non-executive employee compensation.

The Committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the oversight of our executive compensation program. In April 2011, Compensia was engaged by the Committee to provide it with information, recommendations, and other advice relating to executive compensation on an ongoing basis. Accordingly, Compensia now serves at the discretion of the Committee.

In fiscal year 2011, Compensia performed the following projects for the Committee:

•	a review of our compensation philosophy and objectives and development of an updated strategy and guiding principles in anticipation of an initial public offering of our equity securities;

•	the development of a comparative framework, including a group of peer companies, for assessing our executive compensation program against the competitive market;

•

an assessment of our executive officers’ total compensation, as well as each individual compensation component, including an analysis of target pay positioning, pay mix and the performance orientation of individual pay components;

•	assistance with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;

•	an assessment of director compensation;

•	an analysis of severance and change in control benefits;

•	assistance in preparing the compensation-related disclosure in connection with this offering; and

•	general assistance in enhancing our executive compensation program in anticipation of an initial public offering of our equity securities.

Compensia was engaged by, and serves solely at the discretion of, the Committee. Compensia did not provide any non-compensation-related services to us during fiscal year 2011.

The Committee intends to review Compensia’s studies and recommendations in fiscal year 2012, and may make adjustments to compensation as a result. In the future, we expect that the Committee, as part of its annual review of our executive officers’ compensation, will instruct its executive compensation advisor to perform an analysis of our executive compensation program to ensure alignment with our compensation strategy and competitive market practices.

Executive Compensation Program Elements

The following describes each element of our executive compensation program, the rationale for each and how compensation amounts and awards are determined.

Base Salary

We provide our executive officers, including the Named Executive Officers, with base salaries to compensate them for their day-to-day responsibilities. Generally, the initial base salaries of our executive officers are established through arm’s-length negotiation at the time the individual executive officer is hired, taking into account his or her qualifications, experience and prior salary level.

Thereafter, the Committee reviews and recommends adjustments, as necessary or appropriate, to the base salaries of our executive officers to our board of directors on an annual basis. In making its recommendations, the Committee exercises its judgment and discretion and considers several factors, including our company’s overall financial and operational results for the prior fiscal year, the performance and ranking of the individual executive officer, the executive officer’s potential to contribute to our long-term strategic goals, his or her role and scope of responsibilities within our company, his or her individual experience and skills, the Committee’s sense of competitive market practices for base salary and the input of our CEO.

In November 2010, the Committee reviewed the base salaries of our executive officers, including the Named Executive Officers, and made recommendations to our board of directors to adjust the base salaries for Messrs. Ryu, Naddaff and Henrickson in view of their performance during fiscal year 2010 and the increased scope of their job responsibilities. Subsequently, our board of directors approved increases to their annual base salaries as follows: in the case of Mr. Ryu, from $175,000 to $250,000, in the case of Mr. Naddaff, from $195,000 to $205,000 and in the case of Mr. Henrickson, from $188,655 to $203,656. In August 2011, the Committee recommended to our board of directors an additional adjustment to Mr. Ryu’s base salary in recognition of his increased responsibilities and performance to date. Subsequently, our board of directors approved an increase to Mr. Ryu’s base salary from $250,000 to $300,000, effective August 1, 2011. In making these increases, our board of directors exercised its judgment and discretion and considered the factors described in the preceding paragraph.

The base salaries paid to the Named Executive Officers during fiscal year 2011 are set forth in the Summary Compensation Table below.

Annual Cash Bonuses

We use cash bonuses to motivate our executive officers to achieve our short-term financial and operational objectives while making progress towards our longer-term strategic and growth goals. At the beginning of each fiscal year, the Committee designs, and our board of directors reviews and adopts, a bonus plan for that fiscal year which identifies the plan participants and establishes the target cash bonus opportunity for each participant, the performance measures and related target levels and the potential payouts based on actual performance for the year.

Unless required to pay a contractually agreed-upon bonus, typically cash bonuses for our executive officers are determined after the end of the fiscal year in the sole discretion of our board of directors based on its assessment of our company’s performance against one or more pre-established financial or operational performance objectives for the year and its evaluation of each individual executive officer’s performance and contributions to the achievement of those objectives.

While the decision to pay bonuses and any amounts payable are made in the sole discretion of our board of directors, in making its recommendations for bonus payouts the Committee considers input from our CEO on the actual performance of the other executive officers, as well as its own evaluation of the expected and actual performance of each executive officer and his or her individual contributions.

In December 2010, our board of directors adopted the Fiscal 2011 Employee Bonus Plan, or the Fiscal 2011 Bonus Plan, which was based on our annual operating plan for the fiscal year.

Target Bonus Opportunities

Under the Fiscal 2011 Bonus Plan, the target bonus opportunities for our executive officers, including the Named Executive Officers (other than Mr. Espinosa), were established as a percentage of each executive officer’s base salary. Mr. Espinosa participates in our 2011 Sales Commission Plan, which is discussed below. The target bonus opportunities for the Named Executive Officers (other than Mr. Espinosa) were as follows:

Named Executive Officer	Fiscal 2011 Base Salary	Target Cash Bonus Opportunity (as a percentage of base salary)	Target Cash Bonus Opportunity
Mr. Ryu	$250,000	40%	$100,000
Ms. Blasing	$250,000	34%	$85,000
Mr. Naddaff	$205,000	46%	$95,000
Mr. Henrickson	$203,656	17%	$35,000

In setting these target bonus opportunities, the Committee exercised its judgment and discretion and considered several factors, including our company’s overall financial and operational results for the prior fiscal year, the performance of the individual executive officer, the executive officer’s potential to contribute to our long-term strategic goals, his or her role and scope of responsibilities within our company, his or her individual experience and skills, the Committee’s sense of competitive market practices for annual bonuses and the recommendations of our CEO.

Award Design

One-half of each executive officer’s bonus was based on our company’s performance during fiscal year 2011 as measured against the corporate financial and operational metrics described below, or the Company Performance Factor, and one-half was based on an assessment of his or her individual performance during fiscal year 2011 as evaluated by our CEO as described below, or the Individual Performance Factor. Our board of directors determined these allocations to be appropriate because they linked each executive officer’s potential bonus opportunity to corporate performance, thereby motivating him or her to focus his or her efforts on successfully executing our annual operating plan, while also providing a significant financial incentive to accomplish individual objectives critical to our long-term growth and development. The formula for the bonus calculation was as follows:

Base Salary x Target Cash Bonus Opportunity x Company Performance Factor x Individual Performance Factor

Company Performance Factor

Under the Fiscal 2011 Bonus Plan, the bonuses of our executive officers, including the Named Executive Officers, were based, in part, on the performance of our company during fiscal year 2011 as measured against the following pre-established corporate financial and operational metrics, which our board of directors deemed to be critical to enhancing stockholder value:

•	Net Annual Recurring Revenues;

•	Customer References; and

•	Non-GAAP Operating Income (as defined below).

The target level for each of the metrics comprising the Company Performance Factor (as well as the threshold and maximum payout levels) and the weighting of each metric were as follows:

Metric	Threshold Level	Target Level	Maximum Level	Weighting	Metric Cap
Net Annual Recurring Revenues	$21 million	$25 million	$33 million	50%	175%
Customer References	—	100%	—	25%	100%
Non-GAAP Operating Income(1)	$13 million	$18 million	$23 million	25%	150%

(1)

For purposes of the Fiscal 2011 Bonus Plan, Non-GAAP Operating Income means our company’s operating income for fiscal year 2011 as determined under GAAP, less the effect of any stock-based compensation expense and intellectual property and special legal costs.

In the case of the Net Annual Recurring Revenues metric, if our company’s actual net recurring revenues were (i) less than $21 million, the performance factor for this metric was zero, (ii) between $21 million and $25 million, the performance factor was equal to the actual amount achieved in excess of $21 million divided by $4 million, (iii) $25 million, the performance factor was 100%, (iv) between $25 million and $33 million, the performance factor was 100% plus the actual amount achieved in excess of $25 million divided by $8 million and multiplied by 75%, and (v) greater than $33 million, the performance factor was 175%.

In the case of the Customer References metric, the target performance level was 100%, subject to reduction by 25% for each customer that, at the end of the fiscal year, our CEO determined could not be used as a reference.

In the case of the Non-GAAP Operating Income metric, if our actual non-GAAP operating income was (i) less than $13 million, the performance factor for this metric was zero, (ii) between $13 million and $18 million, the performance factor was equal to the actual amount achieved in excess of $13 million divided by $5 million, (iii) $18 million, the performance factor was 100%, (iv) between $18 million and $23 million, the performance factor was 100% plus the actual amount achieved in excess of $18 million divided by $5 million and multiplied by 50%, and (v) greater than $23 million, the performance factor was 150%.

For purposes of the Fiscal 2011 Bonus Plan, the Company Performance Factor was the sum of the performance factor for each of the three metrics described above.

Individual Performance Factor

Under the Fiscal 2011 Bonus Plan, the bonuses of our executive officers, including the Named Executive Officers, were based, in part, on their individual performance during fiscal year 2011 as determined by our CEO, in his sole discretion, and expressed as a percentage between 0% and 150%.

Fiscal 2011 Bonus Decisions

After the conclusion of the fiscal year, the Committee evaluated our financial and operational performance for fiscal year 2011 and determined that we had achieved a Company Performance Factor of 116%, which was the sum of our actual performance against the Net Actual Recurring Revenues metric (106% weighted 50%), against the Customer Reference metric (100% weighted 25%), and against the Non-GAAP Operating Income metric (150% weighted 25%).

In addition, our CEO evaluated the individual performance of our executive officers, including the other Named Executive Officers, and recommended to the Committee an Individual Performance Factor for each executive officer. After reviewing these recommendations, the Committee approved the Individual Performance Factors for each executive officer. Based on the Committee’s recommendations, our board of directors approved cash bonuses for the Named Executive Officers (other than Mr. Espinosa) as follows:

Named Executive Officer	Target Cash Bonus Opportunity	Company Performance Factor	Individual Performance Factor	Cash Bonus
Mr. Ryu	$100,000	116%	100%	$106,333
Ms. Blasing	$85,000	116%	100%	$98,600
Mr. Naddaff	$95,000	116%	100%	$102,647
Mr. Henrickson	$35,000	116%	100%	$36,733

Sales Compensation Plan for Mr. Espinosa

As the head of our company’s worldwide sales operations, during fiscal year 2011 Mr. Espinosa was eligible to participate in our fiscal year 2011 Sales Commission Plan. Under the fiscal year 2011 Sales Commission Plan, Mr. Espinosa was eligible to receive a commission payment equal to a specified percentage rate for the license and support revenues generated by the company during fiscal year 2011, with such specified percentage rate designed to increase as revenues levels increased between pre-established dollar levels. Mr. Espinosa’s target commission payment for achieving the target level of performance for license and support revenues was $162,400. For performance below the target level of performance for license and support revenues, Mr. Espinosa was eligible to receive the pro rata portion of his target commission payment that was equal to the actual license and support revenues attained for fiscal year 2011. For performance above the target level of performance for license and support revenues, Mr. Espinosa was eligible to receive a multiple of his target commission payment as follows:

License and Support Revenues (as a percentage of target)	100%	125%	150%	175%	200%
Percentage of Target Commission Payable	100%	200%	300%	400%	500%

We are not disclosing the target level of performance for license and support revenues for fiscal year 2011 because we believe that such information would provide competitors and others with insights into our company’s operational strengths and weaknesses that would be harmful to our company. In setting Mr. Espinosa’s initial target commission opportunity for fiscal year 2011 at the beginning of the year, the Committee believed it would be difficult to achieve this target level because the target level of performance for license and support revenues was significantly higher than in fiscal year 2010.

Although Mr. Espinosa’s sales commission arrangement was approved at the beginning of fiscal year 2011, the Committee and our CEO periodically reviewed his arrangement to ensure that it was operating appropriately and that his targets were properly aligned with the company’s projected performance.

Mr. Espinosa’s total commission earned for fiscal year 2011 was $296,463 or 182% of his target commission.

The cash bonuses paid to the Named Executive Officers for fiscal year 2011 are set forth in the Summary Compensation Table below.

Equity Compensation

We use equity awards to incentivize and reward our executives officers, including the Named Executive Officers, for long-term corporate performance based on the value of our common stock and, thereby, to align their interests with those of our stockholders.

As a privately-held company, we have used stock options and RSUs as our principal equity award vehicles. We believe that stock options provide a strong reward for growth in the market price of our common stock as the entire value of stock options depends on future stock price appreciation, as well as a strong incentive for our executive officers to remain employed with the company as they require continued employment through the vesting period. We also believe that RSUs provide a strong retention incentive for our executive officers, provide a moderate reward for growth in the market price of our common stock, and, because they use fewer shares than stock options, are less dilutive to our stockholders. Consistent with our compensation objectives, we believe this approach aligns our executive officers’ efforts and contributions with our long-term interests and allows them to participate in any future appreciation in value of our common stock. We also believe that stock options and RSUs serve as effective retention tools due to vesting requirements that are based on continued service with the company.

Typically, the size and form of the initial equity awards for our executive officers have been established through arm’s-length negotiation at the time the individual executive officer was hired. In formulating these awards, our board of directors has considered, among other things, the prospective role and responsibility of the executive officer, the amount of equity-based compensation held by the executive officer at his or her former employer, the cash compensation received by the executive officer, the Committee’s sense of the competitive market for similar positions, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

Thereafter, the Committee has reviewed the equity holdings of our executive officers annually and periodically recommended to our board of directors the grant of equity awards in the form of stock options and/or RSUs to our executive officers to ensure that their overall equity position was consistent with our compensation objectives. The Committee has not applied a rigid formula in determining the size of these equity awards. In conducting this review and making award recommendations in fiscal year 2011, the Committee exercised its judgment and discretion and considered several factors, including our overall financial and operational results for the prior fiscal year, the performance of the individual executive officer, the executive officer’s potential to contribute to our long-term strategic goals, his or her role and scope of responsibilities within the company, his or her individual experience and skills, the amount of equity-based compensation already held by the executive officer (and the amount that was vested and unvested), the Committee’s sense of competitive market practices for equity compensation, and, if applicable, the recommendations of our CEO.

In December 2010, the Committee recommended, and our board of directors approved, awards of RSUs to certain of our executive officers, including certain of the Named Executive Officers, in recognition of our financial and operational results and their individual performance for the preceding fiscal year. In determining the amount of each executive officer’s RSU award, the Committee exercised its subjective judgment after taking into consideration each executive officer’s potential to contribute to our long-term strategic goals, his role and scope of responsibilities within the company, his individual experience and skills, the amount of equity-based compensation already held by the executive officer (as well as the amount that was still unvested), the Committee’s sense of competitive market practices for equity compensation, and the recommendations of our CEO (except with respect to his own award). At this time, Messrs. Ryu, Espinosa and Naddaff were granted RSU awards covering 250,000, 20,000 and 95,000 shares of our common stock, respectively.

In March 2011, in connection with his promotion to the positions of President and Chief Executive Officer, the Committee recommended, and our board of directors approved, the grant to our CEO of RSU awards covering an aggregate total of 878,800 shares of our common stock. This grant was divided into three separate RSU awards to facilitate the Committee’s overall purpose for the grant. While each award was subject to both a time-based vesting requirement (that is, the award would vest in 16 equal quarterly installments over the four-year period following the date of grant) and a performance-based condition (that is, the first to occur of (i) the lapse of a 180-day period following an initial public offering of our equity securities or (ii) a change of control of the company), each award was also subject to a further performance-based vesting condition designed to focus Mr. Ryu on achieving the three financial and operational objectives that the Committee considered to be his highest near-term priorities. Accordingly:

•

The RSU award covering 502,000 shares of our common stock was subject to satisfaction of the first to occur of either (i) an initial public offering of our equity securities or (ii) a change of control of the company, while employed by the company. In determining the amount of this award, the Committee considered the consummation of a liquidity event to be of paramount importance for us and our stockholders. Therefore, it determined that this award should reflect the largest portion (approximately $2,865,000, or 57%) of the overall value of the grant. The Committee exercised its subjective judgment to set the value of this award at a level that would provide a significant incentive to Mr. Ryu to prepare us for an initial public offering of our equity securities or a change of control of the company within a reasonable timeframe and also provide an equity stake in us approximately equivalent to that of chief executive officers with similar skills and experience at comparable companies.

•

The RSU award covering 251,000 shares of our common stock was subject to full and final dismissal or final adjudication of certain Accenture-related litigation to the satisfaction of our board of directors. In determining the amount of this award, the Committee considered the disposition of this litigation to be critical to an initial public offering of our equity securities or a change of control. Therefore, it determined that this award should be sufficient (approximately $1,458,000, or 29% of the overall value of the grant) to serve as an incentive for Mr. Ryu to devote a meaningful portion of his initial activities as chief executive officer to the resolution of the litigation, while, at the same time, negotiating an outcome that was in the best interests of us and our stockholders so as not to be an impediment to a successful subsequent liquidity event. The Committee exercised its subjective judgment to set the value of this award at a level that it believed would provide Mr. Ryu with a meaningful reward for the favorable disposition of the litigation based on its assessment of our enhanced enterprise value following the resolution of the litigation.

•

The RSU award covering 125,500 shares of our common stock was subject to the satisfaction of a pre-established revenues target level for fiscal year 2012. In determining the amount of this award, the Committee recognized the importance of ensuring that Mr. Ryu remained focused on our continued financial performance while, at the same time devoting sufficient attention to our liquidity objective and the resolution of the Accenture-related litigation. Therefore, it determined that a portion of the award (approximately $704,000, or 14% of the overall value of the grant) should be linked to the successful execution of our operating plan for fiscal year 2012, the first year in which our company would be under his leadership for the entire year. The Committee exercised its subjective judgment to set the value of this award at a level that it believed would provide Mr. Ryu with a meaningful reward for producing favorable financial results while also making progress on his other critical priorities. Although the value of this award was approximately three times Mr. Ryu’s annual base salary, the Committee believed that the value was reasonable based on its assessment of recent equity awards granted to the chief executive officers with similar skills and experience at comparable companies and further noted that Mr. Ryu would only receive the full value of the award if he continued to be employed by us for four years and we successfully completed a liquidity event.

In addition to the foregoing considerations, in making the March 2011 grant, the Committee also evaluated Mr. Ryu’s potential to contribute to our future growth and development, his role and scope of responsibilities relative to our other executive officers, his sustained individual performance in his prior positions within our company, the amount of equity-based compensation already held by him (including the amount that was still unvested), its desire to retain his services through a critical period of our development, and its sense of the competitive market practices for the equity compensation of public company chief executive officers. The Committee believed that the grant should be made in form of restricted stock units to better reflect the interests of our stockholders, as both increases and decreases in the market price of our common stock would have the same effect on Mr. Ryu as on our stockholders. In addition, they serve as a constant incentive, regardless of fluctuations in stock price.

In July 2011, the Committee recommended, and our board of directors approved, awards of RSUs to certain of our executive officers, including certain of the Named Executive Officers, in recognition of their contributions to the company during fiscal year 2011 and to achieve our retention objectives. In determining the amount of each executive officer’s RSUs, the Committee took into consideration the factors described above. At this time, Messrs. Ryu, Naddaff, and Henrickson and Ms. Blasing were granted stock options to purchase 150,000, 50,000, 50,000 and 25,000 shares of our common stock, respectively, and Messrs. Naddaff and Henrickson and Ms. Blasing were granted RSUs covering 50,000, 30,000 and 25,000 shares of our common stock, respectively.

The equity awards granted to the Named Executive Officers during fiscal year 2011 are set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table below.

Welfare and Other Benefits

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under this plan, employees may elect to defer their current compensation by up to the statutory limit ($16,500 in calendar year 2011) and contribute to the plan. We currently match any contributions made to the plan by our employees, including executive officers, up to a maximum of $1,000 per participant. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, as amended, or the Code, so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other employee welfare and benefit programs to our executive officers, including the Named Executive Officers, on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

We design our employee welfare and benefit programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee welfare and benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

We do not provide perquisites to our executive officers, except historically in limited situations where we believed it was appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Committee.

Employment Offer Letters

The initial terms and conditions of employment of each of the Named Executive Officers were originally set forth in a written employment offer letter. Each of these arrangements was approved by our board of directors. We believe that these employment offer letters were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, we recognized that, with the exception of our CEO, who is one of our founders, it would be necessary to recruit candidates from outside the company with the requisite experience and skills to manage a dynamic, growing business. Accordingly, we recognized that we would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, we were sensitive to the need to integrate new executives into the executive compensation structure that we were seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment offer letters provided for an initial base salary, an annual cash bonus opportunity, and a recommended equity award in the form of a stock option to purchase shares of our common stock.

Appointment Letter with Mr. Ryu

On December 21, 2010, Mr. Ryu, our then Vice President, Products, was named our President and Chief Executive Officer. The terms and conditions of his appointment to this position were reviewed and recommended for approval by the Committee, and approved by our board of directors.

In promoting Mr. Ryu, our board of directors approved an appointment letter setting forth the principal terms and conditions of his employment, including an initial annual base salary of $250,000,

an initial target cash bonus opportunity of $100,000, and a recommended award of RSUs equal to approximately 0.5% of our capital stock on a fully-diluted basis. Mr. Ryu’s employment is “at will” and for no specific period of time.

Also in connection with his promotion, on March 9, 2011 the Committee granted to Mr. Ryu a series of three awards of RSUs covering an aggregate total of 878,800 shares of our common stock. Each of these RSUs is subject to a time-based vesting requirement (that is, the award vests in 16 equal quarterly installments over the four-year period following the date of grant), or the Time Condition, and a performance-based vesting condition (that is, the first to occur of (i) the lapse of a 180-day period following an initial public offering of our equity securities or (ii) a change of control of the company), or the Performance Condition. In addition, each of the RSUs is subject to a separate performance condition, or the Performance Vesting Conditions, as follows:

•

The RSU covering 502,200 shares of our common stock is subject to satisfaction of the first to occur of (i) an initial public offering of our equity securities or (ii) a change of control of the company, while employed by the Company;

•

The RSU covering 251,100 shares of our common stock is subject to full and final dismissal or final adjudication of certain Accenture-related litigation to the satisfaction of our board of directors; and

•	The RSU covering 125,500 shares of our common stock is subject to satisfaction of a pre-established revenues target level for fiscal year 2012.

On July 21, 2011, our board of directors determined that the Performance Vesting Condition for the RSU covering 251,100 shares of our common stock had been satisfied.

Offer Letter with Ms. Blasing

In connection with hiring Ms. Blasing, on May 13, 2009, we entered into an offer letter that set forth the material terms of her employment. Her starting base salary was $250,000 and her initial target bonus was $85,000. She was granted an initial stock option award for 473,057 shares. In addition, Ms. Blasing was required to enter into a Proprietary Information and Inventions Agreement. The provisions in Ms. Blasing’s offer letter regarding post-employment compensation are described under “Post-Employment Compensation.”

Offer Letter with Mr. Espinosa

In connection with hiring Mr. Espinosa, on December 7, 2007, we entered into an offer letter that set forth the material terms of his employment. His starting base salary was $250,000 and his initial target bonus was $150,000. He was granted an initial stock option award for 441,883 shares. In addition, Mr. Espinosa was required to enter into a Proprietary Information and Inventions Agreement.

Offer Letter with Mr. Henrickson

In connection with hiring Mr. Henrickson, on November 5, 2003, we entered into an offer letter that set forth the material terms of his employment. His starting base salary was $95,000. He was granted an initial stock option award for 30,000 shares. In addition, Mr. Henrickson was required to enter into a Proprietary Information and Inventions Agreement.

Offer Letter with Mr. Naddaff

In connection with hiring Mr. Naddaff, on November 15, 2002, we entered into an offer letter that set forth the material terms of his employment. His starting base salary was $125,000 and his initial target bonus was $75,000. He was granted an initial stock option award for 75,000 shares. In addition, Mr. Naddaff was required to enter into a Proprietary Information and Inventions Agreement.

For a summary of the material terms and conditions of the post-employment compensation terms applicable to our Named Executive Officers, see “—Post-Employment Compensation” below.

New Executive Agreements

In August 2011, our compensation committee recommended, and our board of directors approved, new executive agreements with Messrs. Ryu and Espinosa and Ms. Blasing. These agreements will take effect upon the effectiveness of this offering and will replace the employment offer letters currently in place with Ms. Blasing and Mr. Espinosa and the appointment letter currently in place with Mr. Ryu.

The new executive agreements, which have an initial term of three years from the effective date followed by subsequent one-year renewal periods, set forth each of Messrs. Ryu’s and Espinosa’s and Ms. Blasing’s current title, base salary and target incentive compensation. The agreements also provide for post-employment compensation as described below under “—Post-Employment Compensation.”

Other Compensation Policies

Stock Ownership Guidelines

Currently, we have not implemented a policy regarding minimum stock ownership requirements for our executive officers, including the Named Executive Officers.

Compensation Recovery Policy

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery, or clawback, policy covering our annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Derivatives Trading and Hedging Policy

Currently, we have not implemented a policy regarding the trading of derivatives or the hedging of our equity securities by our executive officers, including the Named Executive Officers, employees, and directors. In connection with this offering, we intend to adopt an insider trading policy that, among other things, will prohibit our employees and directors from engaging in derivatives trading and hedging transactions.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied. On the other hand, compensation income realized upon the vesting of a restricted stock award or RSU generally will not be deductible unless the award qualifies as “performance-based compensation.”

As we are not currently publicly-traded, the Committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. In approving the amount and form of compensation for our executive officers in the future, however, the Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). In the future, the Committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any Named Executive Officer, with a “gross-up” or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999.

Accounting for Stock-Based Compensation

We follow FASB Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based payment awards made to employees and directors, including stock options, restricted stock awards, and RSU awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other stock-based award.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on the company.

Summary Compensation Table—Fiscal Year 2011

The following table provides information regarding the compensation of our principal executive officer and each of our other executive officers during our fiscal year ended July 31, 2011.

Name and Principal Position	Base Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)		Total ($)
Marcus S. Ryu	$234,615	$6,036,736	$519,612		$106,333	$1,401		$6,898,697
President and Chief Executive Officer

Karen Blasing	$250,000	$187,500	$86,597		$98,600	$1,166		$623,863
Chief Financial Officer

Peter A. Espinosa	$250,000	$80,000	—		$296,463	$1,436		$627,899
Vice President, Worldwide Sales

Jeremy Henrickson	$206,489	$467,400	$173,147		$36,733	$1,350		$885,119
Vice President, Product Development

Alexander C. Naddaff	$209,551	$758,800	$173,195		$102,647	$355		$1,244,548
Vice President, Professional Services

John V. Raguin	$74,153	—	$261,159	(3)	—	$339,933	(4)	$675,245
Former President and Chief Executive Officer

(1)

This column reflects the aggregate grant date fair value of equity awards granted in fiscal year 2011 and calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See Note 9 of “Notes to Consolidated Financial Statements” for a discussion of the assumptions made by the company in determining the valuation of equity awards.

(2)	The amounts reported in the “All Other Compensation” column consist of life insurance premiums and 401(k) matching contributions paid by the company on behalf of each Named Executive Officer.
(3)

Mr. Raguin resigned as the company’s Chief Executive Officer on September 21, 2010 and, in connection with his resignation, the board of directors accelerated his stock option award in full and extended the exercise period through February 28, 2012. The value reported in this column represents the incremental fair value of this modification computed in accordance with ASC Topic 718.

(4)	In connection with his resignation, Mr. Raguin was paid a $300,000 severance payment and became eligible for company paid health benefits through September 30, 2012.

Grants of Plan-Based Awards—Fiscal Year 2011

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during our fiscal year ended July 31, 2011.

Grants of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Marcus S. Ryu	12/8/2010	—	—		—	250,000	—	—	$1,010,000	(2)
President and Chief Executive Officer	3/9/2011	—	—		—	878,800	—	—	$5,026,736	(2)
	7/21/2011	—	—		—	—	150,000	$7.50	$519,612	(3)
		—	$100,000		$225,000	—	—	—	—

Karen Blasing	7/21/2011	—	—		—	25,000	—	—	$187,500	(2)
Chief Financial Officer	7/21/2011	—	—		—	—	25,000	$7.50	$86,597	(3)
		—	$85,000		$191,250	—	—	—	—

Peter A. Espinosa	12/8/2010	—	—		—	20,000	—	—	$80,800	(2)
Vice President, Worldwide Sales		—	$162,400	(4)	—	—	—	—	—

Jeremy Henrickson	12/8/2010	—	—		—	60,000	—	—	$242,400	(2)
Vice President, Product Development	7/21/2011	—	—		—	30,000	—	—	$225,000	(2)
	7/21/2011	—	—		—	—	50,000	$7.50	$173,147	(3)
		—	$35,000		$78,750	—	—	—	—

Alexander C.Naddaff	12/8/2010	—	—		—	95,000	—	—	$383,800	(2)
Vice President, Professional Services	7/21/2011	—	—		—	50,000	—	—	$375,000	(2)
	7/21/2011	—	—		—	—	50,000	$7.50	$173,195	(3)
		—	$95,000		$213,750	—	—	—	—

John V. Raguin	9/21/2010	—	—		—	—	—	—	$261,159	(5)
Former President and Chief Executive Officer

(1)

Amounts in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our Fiscal 2011 Employee Bonus Plan at the time the grants of awards were made. The target column assumes the maximum achievement for both the corporate and individual performance components at the target level. The actual amounts paid to our Named Executive Officers are set forth in the “2011 Summary Compensation Table” above and the calculation of the actual amounts paid is discussed more fully in “—Compensation Discussion and Analysis—Executive Compensation Program Elements—Annual Cash Bonuses” above.

(2)

Amounts reflect the fair value of RSUs issued to the Named Executive Officer on the date of grant, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. These awards are subject to time-based vesting and one or more performance-based vesting components, as described in detail in “—Compensation Discussion and Analysis—Executive Compensation Program Elements—Equity Compensation” above. The amounts in the table assume that all of the vesting conditions to the awards are met. For a discussion of the valuation of the common stock as of the grant date of the RSUs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”

(3)

The grant date fair value of each award is computed in accordance with ASC Topic 718. See Note 9 of “Notes to Consolidated Financial Statements” for a discussion of the assumptions made in determining the valuation of option awards.

(4)

Amounts also assume the target achievement for performance under our fiscal 2011 Sales Commission Plan. The actual amount paid to Mr. Espinosa under our fiscal year 2011 Sales Commission Plan is set forth in the “Summary Compensation Table—2011” above and the calculation of the actual amount paid is discussed more fully in “—Compensation Discussion and Analysis—Executive Compensation Program Elements—Annual Cash Bonuses” above.

(5)

Mr. Raguin resigned as our Chief Executive Officer on September 21, 2010 and, in connection with his resignation, the board of directors accelerated his stock option award in full and extended the exercise period through February 28, 2012. The value reported in this column represents the incremental fair value of this acceleration computed in accordance with ASC Topic 718.

Outstanding Equity Awards at July 31, 2011

The following table presents certain information concerning equity awards held by the Named Executive Officers for our fiscal year ended July 31, 2011.

Outstanding Equity Awards at July 31, 2011

Name	Option Awards(1)				Stock Awards(2)
	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Marcus S. Ryu	190,000	(3)	$0.50	1/5/2016	—		—
	179,317	(4)	$2.74	8/16/2017	—		—
	20,683	(5)	$2.74	8/16/2017	—		—
	160,000	(6)	$3.92	12/21/2019	—		—
	150,000	(7)	$7.50	7/21/2021	—		—
	—		—	—	250,000	(8)	$1,875,000
	—		—	—	878,800	(9)	$6,591,000

Karen Blasing	473,057	(10)	$3.73	7/28/2019	—		—
	25,000	(11)	$7.50	7/21/2021	—		—
	—		—	—	25,000	(12)	$187,500

Peter A. Espinosa	441,883	(13)	$3.50	2/1/2018	—		—
	—		—	—	20,000	(8)	$150,000

Jeremy Henrickson	62,574	(14)	$3.73	12/2/2018	—		—
	50,000	(11)	$7.50	7/21/2021	—		—
	—		—	—	60,000	(8)	$450,000
	—		—	—	30,000	(12)	$225,000

Alexander C. Naddaff	30,000	(3)	$0.16	12/9/2014	—		—
	100,000	(3)	$0.50	1/5/2016	—		—
	75,000	(15)	$2.74	8/16/2017	—		—
	40,000	(16)	$3.73	12/2/2018	—		—
	50,000	(11)	$7.50	7/21/2021	—		—
	—		—	—	95,000	(8)	$712,500
	—		—	—	50,000	(12)	$375,000

John V. Raguin	190,000	(3)	$0.50	2/28/2012	—		—
	280,000	(3)	$3.92	2/28/2012	—		—

(1)

Unless otherwise noted, all outstanding options vest monthly over four years following the vesting commencement date and contain an early exercise feature subject to the company’s right of repurchase pursuant to the 2006 Stock Plan.

(2)

All awards in this column are RSUs. Unless otherwise noted, RSUs vest over four years in 16 equal quarterly installments following the vesting commencement date, or the Time Condition, and upon the earlier of (i) 180 days following the effective date of our initial public offering, or (ii) a change in control event, or the Performance Condition.

(3)	This option is fully vested.
(4)	The vesting commencement date of this award is August 16, 2007. As of July 31, 2011, 175,150 of the shares underlying this option were vested.
(5)	The vesting commencement date of this award is August 16, 2007. As of July 31, 2011, this option was fully vested.
(6)	The vesting commencement date of this award is December 21, 2009. As of July 31, 2011, 63,333 of the shares underlying this option were vested.
(7)	The vesting commencement date of this award is July 21, 2011. As of July 31, 2011, none of the shares underlying the option were vested.
(8)	The vesting commencement date of this award is December 15, 2010.

(9)

The vesting commencement date of this award is March 15, 2011. In addition to the Time Condition and the Performance Condition, these RSUs have an additional performance vesting component satisfied (i) with respect to 502,200 RSUs, upon the earlier of the company’s initial public offering or a change in control, (ii) with respect to 251,100 RSUs, upon the settlement of litigation relating to Accenture and (iii) with respect to 125,500 RSUs, upon meeting certain revenues goals for fiscal year 2012, in each case, provided Mr. Ryu remains employed on such date.

(10)

This stock option vests at the rate of 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date of July 21, 2009, and then monthly thereafter for the next three years, and contains an early exercise feature subject to the company’s right of repurchase pursuant to the 2006 Stock Plan. As of July 31, 2011, 236,528 of the shares underlying the option were vested.

(11)	The vesting commencement date of this award is July 21, 2011. As of July 31, 2011, none of the shares underlying the option were vested.
(12)	The vesting commencement date of this award is September 15, 2011.
(13)

This stock option vests at the rate of 25% the total number of shares subject to the option on the first anniversary of the vesting commencement date of January 15, 2008, and then monthly thereafter for the next three years, and, except for 59,616 shares subject to the award, contains an early exercise feature subject to the company’s right of repurchase pursuant to the 2006 Stock Plan. As of July 31, 2011, 386,647 of the shares underlying the option were vested.

(14)	The vesting commencement date of this award is December 2, 2008. As of July 31, 2011, 34,240 of the shares underlying the option were vested.
(15)

This stock option vests at the rate of 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date of August 16, 2007, and then monthly thereafter for the next three years, and contains an early exercise feature subject to the company’s right of repurchase pursuant to the 2006 Stock Plan. As of July 31, 2011, 73,437 of the shares underlying the option were vested.

(16)	The vesting commencement date of this award is December 2, 2008. As of July 31, 2011, 25,833 of the shares underlying the option were vested.

Option Exercises and Stock Vested at July 31, 2011

The following table presents certain information concerning the exercise of options by each of the Named Executive Officers during our fiscal year ended July 31, 2011, as well as information regarding stock awards that vested during the fiscal year.

Option Exercises and Stock Vested at July 31, 2011

Option Awards
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Marcus S. Ryu	—	—
Karen Blasing	—	—
Peter A. Espinosa	—	—
Jeremy Henrickson	35,342	$159,860
Alexander C. Naddaff	—	—
John V. Raguin	—	—

(1)	The value realized on exercise is the difference between the fair market value of the underlying stock at the time of exercise and the exercise price of the option.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our Named Executive Officers participated in a nonqualified deferred compensation plan during our fiscal year ended July 31, 2011.

Post-Employment Compensation

Except as described in this section, we do not have any agreements or other arrangements with any of our executive officers, including the Named Executive Officers, providing for payments or benefits in the event of a termination of employment or in connection with a change in control of the company.

Severance Arrangements

Mr. Ryu’s Appointment Letter and RSU Agreements

Mr. Ryu’s appointment letter (discussed above under “—Employment Offer Letters”) does not provide for any cash severance arrangements. If Mr. Ryu’s employment with the company is terminated for any reason (including death or disability), then any portion of the RSUs granted to him in December 2010 that has satisfied the Time Condition of the award will remain outstanding and subject to the Performance Condition of the award. Further, if Mr. Ryu’s employment with the company is terminated for any reason (including death or disability), then any portion of the RSUs granted to him on March 9, 2011 that have satisfied the Time Condition and the applicable Performance Vesting Condition will remain outstanding and subject to the Performance Condition.

Ms. Blasing’s Offer Letter

Under the terms of Ms. Blasing’s employment offer letter, if we terminate her employment for any reason other than cause, death or permanent disability, then, subject to her execution of a general release of claims against the company, Ms. Blasing is eligible to receive continuation of her then-current base salary for a period of six months, a cash payment equal to six months of her then-current target bonus opportunity, and continued payment of monthly COBRA premiums until the earlier of the expiration of six months or the date she becomes eligible for substantially equivalent health insurance coverage in connection with any new employment.

Change in Control of Company

Mr. Ryu’s Appointment Letter and RSU Agreements

Mr. Ryu’s appointment letter does not provide for any cash severance arrangements if his employment is terminated in connection with a change in control. In the event that we terminate Mr. Ryu’s employment without “cause” (as defined in his appointment letter) or he terminates his employment with “good reason” (as defined in his appointment letter) within 18 months after a change of control of the company, then the time-based vesting condition will be deemed satisfied with respect to the RSUs granted to him in December 2010 and the award will become immediately vested in full. Further, under the terms of his appointment letter, if we terminate his employment without “cause” (as defined in his appointment letter) or he terminates his employment with “good reason” (as defined in his appointment letter) within 18 months after a change of control of the company, then the Time Condition and the applicable Performance Condition will be deemed satisfied with respect to the RSUs granted to Mr. Ryu on March 9, 2011 and those RSUs will become immediately vested in full.

Ms. Blasing’s and Mr. Espinosa’s Offer Letters

Under the terms of the employment offer letters with Ms. Blasing and Mr. Espinosa, if their employment is involuntarily terminated within 12 months after a change in control of the company, then:

•

in the case of Ms. Blasing, she will receive continuation of her then-current base salary for a period of 12 months, a cash payment equal to 12 months of her then-current target bonus opportunity for the fiscal year in which the involuntary termination of employment occurs, continued payment of monthly COBRA premiums until the earlier of the expiration of 12 months or the date she becomes eligible for substantially equivalent health insurance coverage in connection with any new employment, and any outstanding and unvested portion of the stock option to purchase shares of our common stock granted to her at the time she joined the company will immediately vest in full; and

•

in the case of Mr. Espinosa, he will receive 12 months of vesting credit (in addition to the actual vesting credit based on his actual service with us as of the date of the change in control) with respect to the stock option to purchase shares of our common stock granted to him at the time he joined the company and the RSUs granted to him in December 2010.

We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization and to meet our retention objectives. We also believe that entering into these arrangements will help these executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company.

New Severance and Change in Control Arrangements

Under the new executive agreements with Messrs. Ryu and Espinosa and Ms. Blasing that will take effect upon the effectiveness of this offering (which are referenced above under “—Compensation Discussion and Analysis—Employment Offer Letters—New Executive Agreements”), each of these officers is entitled to certain payments and benefits in connection with specified terminations of employment.

In the event that the employment of Messrs. Ryu or Espinosa or Ms. Blasing is terminated without cause (as defined in the new executive agreements), and subject to such officer delivering a fully effective release of claims, he or she will be entitled to cash severance equal to one times in the case of Mr. Ryu and 0.5 times in the case of Mr. Espinosa and Ms. Blasing, the sum of the officer’s then current base salary and target annual incentive compensation, payable over 12 months in the case of Mr. Ryu and six months in the case of Mr. Espinosa and Ms. Blasing, plus a monthly payment equal to our contribution towards health insurance for 12 months in the case of Mr. Ryu and six months in the case of Mr. Espinosa and Ms. Blasing.

In the event that the employment of Messrs. Ryu or Espinosa or Ms. Blasing is terminated without cause or for good reason (as defined in the new executive agreements) in the two month period prior to or 12 month period after (18 month period after in the case of Mr. Ryu) a change in control, then in lieu of the severance described above, and subject to such officer delivering a fully effective release of claims, he or she will be entitled to cash severance equal to 1.5 times in the case of Mr. Ryu, 0.75 times in the case of Mr. Espinosa, and one times in the case of Ms. Blasing, the sum of the officer’s then current base salary and target annual incentive compensation, payable in a single lump sum, plus a monthly payment equal to our contribution towards health insurance for 18 months in the case of Mr. Ryu, nine months in the case of Mr. Espinosa, and 12 months in the case of Ms. Blasing. In addition, all stock options, RSUs and other stock based awards held by Mr. Ryu and the stock option granted to Ms. Blasing on July 28, 2009 will immediately accelerate and become fully vested upon such termination, and all other stock options, RSUs and other stock based awards held by Ms. Blasing as well as all stock options, RSUs and other stock based awards held by Mr. Espinosa will be accelerated as if such executive had completed an additional 12 months of service with us. If the payments or benefits payable to Messrs. Ryu or Espinosa or Ms. Blasing in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to such officer.

Mr. Raguin’s Transition Agreement

On September 28, 2010, it was mutually agreed with Mr. Raguin that he would resign from his positions as our President and Chief Executive Officer and as a member of our board of directors, effective as of September 21, 2010. In consideration of these actions, we agreed to make a cash payment of $300,000 to Mr. Raguin. We also agreed to vest immediately in full all unvested shares of our common stock subject to outstanding stock options held by Mr. Raguin as of September 21, 2010 and to extend the exercise period of such options until the first anniversary of the last day of his employment as a Vice President of the company (as described in the following paragraph).

To facilitate the transition to a new chief executive officer, Mr. Raguin was appointed as a Vice President of the company for a one-year period from September 21, 2010 (unless such employment was earlier terminated by either party). In consideration for his continued employment, Mr. Raguin was entitled to receive compensation at the rate of $1,000 per week through December 31, 2010 and at the rate of $1,000 per month thereafter, and continued coverage in our group health plan and/or payment of COBRA premiums for him and his eligible dependents through September 30, 2012. Mr. Raguin resigned his position as a Vice President of the company effective February 28, 2011.

Potential Payments Upon Termination or Change in Control

The table below reflects, as applicable, cash severance, equity acceleration and continuation of health benefits payable to our Named Executive Officers under the agreements then in place with each Named Executive Officer in connection with (1) the termination of his or her employment relationship without cause (or for “good reason” or in connection with an “involuntary termination,” as applicable), (2) upon a change in control of us and (3) in connection with a termination of employment described in (1) above following a change in control, and assuming, in each case, that the applicable triggering event(s) occurred on July 31, 2011. See “—Post-Employment Compensation.”

Name	Benefit	Termination without Cause Not in Connection with a Change in Control(1)		Change in Control (1)(2)	Involuntary Termination in Connection with a Change in Control(1)
Marcus S. Ryu	Equity Acceleration	$—		$947,903	$11,993,897	(3)

Karen Blasing	Cash Severance	$167,500	(4)	$—	$335,000	(5)
	Equity Acceleration	—		—	1,792,998	(6)
	Health Benefits	7,780	(7)	—	15,560	(8)

	Total	$175,280		$—	$2,143,558

Peter A. Espinosa	Equity Acceleration	$—		$27,500	$883,531	(9)

Jeremy Henrickson	Equity Acceleration	$—		$82,500	$—

Alexander C. Naddaff	Equity Acceleration	$—		$130,625	$—

John V. Raguin	Cash Severance	$300,000	(10)	$—	$—
	Equity Acceleration	—	(11)	—	—
	Health Benefits	35,974	(12)	—	—

	Total	$335,974		$—	$—

(1)

There was no public market for our common stock at July 31, 2011. Accordingly, the value of accelerated equity awards (unless otherwise noted below) has been estimated based on an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus.

(2)	Represents the value of the RSUs that have already satisfied the Time Condition and that will satisfy the Performance Condition upon a change in control.
(3)	Represents the value of the acceleration of 100% of Mr. Ryu’s unvested RSUs and 2011 option grants if he is terminated without cause or for good reason within 18 months following a change in control.
(4)

Represents 6 months continuation of Ms. Blasing’s base salary and payment of 6 months of her target bonus opportunity in the event her employment is terminated by us other than for cause, death or disability.

(5)

Represents 12 months continuation of Ms. Blasing’s base salary and payment of 12 months of her target bonus opportunity if her employment is involuntarily terminated within 12 months following a change in control.

(6)

Represents the value of the acceleration of (i) 100% of Ms. Blasing’s initial option grant and (ii) the portion of Ms. Blasing’s RSUs and subsequent option grants that would have vested if Ms. Blasing had provided an additional 12 months of service, in the event she is subject to an involuntary termination within 12 months following a change in control.

(7)	Represents 6 months of payment of COBRA premiums in the event Ms. Blasing’s employment is terminated by the Company other than for cause, death or disability.
(8)	Represents 12 months of payment of COBRA premiums if Ms. Blasing is subject to an involuntary termination within 12 months following a change in control.
(9)

Represents the value of the acceleration of the portion of Mr. Espinosa’s outstanding options and RSUs that would have vested if Mr. Espinosa had provided an additional 12 months of service, in the event he is subject to an involuntary termination within 12 months following a change in control.

(10)	Represents $300,000 in cash severance paid to Mr. Raguin pursuant to his Transition Agreement.
(11)

Although the unvested portion of Mr. Raguin’s option award was accelerated in connection with his resignation on September 21, 2010, the per share exercise price of his unvested option award ($3.92) exceeded the fair market value of our common stock on September 21, 2010 ($3.65).

(12)	Represents continued coverage and/or payment of COBRA premiums for Mr. Raguin and his eligible dependents from January 2011 through September 30, 2012.

Although the new executive agreements with Messrs. Ryu and Espinosa and Ms. Blasing (which are referenced above under “Compensation Discussion and Analysis—Post-Employment Compensation—New Severance and Change in Control Arrangements”) will not take effect until the effectiveness of this offering, the table below reflects, as applicable, cash severance, equity acceleration and continuation of health benefits payable to these three Named Executive Officers under the new executive agreements in connection with (1) the termination of his or her employment relationship without cause (or for “good reason”), (2) upon a change in control of us and (3) in connection with a termination of employment described in (1) following a change in control, and assuming, in each case that the applicable triggering event(s) occurred on July 31, 2011 and that the new executive agreements were in place at that time.

Name	Benefit	Termination without Cause Not in Connection with a Change in Control(1)		Change in Control (1)(2)	Involuntary Termination in Connection with a Change in Control(1)
Marcus S. Ryu	Cash Severance	$450,000	(3)	$—	$675,000	(4)
	Equity Acceleration	—		947,903	12,712,719	(5)
	Health Benefits	15,850	(6)	—	23,770	(7)

	Total	$465,850		$947,903	$13,411,489

Karen Blasing	Cash Severance	$167,500	(8)	$—	$335,000	(9)
	Equity Acceleration	—		—	1,792,998	(10)
	Health Benefits	8,490	(11)	—	16,980	(12)

	Total	$175,990		$—	$2,144,978

Peter A. Espinosa	Cash Severance	$272,000	(13)	$—	$408,000	(14)
	Equity Acceleration	—		27,500	883,531	(15)
	Health Benefits	9,070	(16)	—	13,600	(17)

	Total	$281,070		$27,500	$1,305,131

(1)

There was no public market for our common stock at July 31, 2011. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the front cover of this prospectus.

(2)	Represents the value of the RSUs that have already satisfied the Time Condition and that will satisfy the Performance Condition upon a change in control.
(3)	Represents 12 months of Mr. Ryu’s base salary and target annual incentive amount.
(4)	Represents 1.5 times Mr. Ryu’s annual base salary and target annual incentive amount.
(5)	Represents the value of the acceleration of 100% of Mr. Ryu’s unvested equity awards.
(6)	Represents 12 months of group health premiums.
(7)	Represents 18 months of group health premiums.
(8)	Represents 0.5 times Ms. Blasing’s annual base salary and target annual incentive amount.
(9)	Represents 12 months of Ms. Blasing’s annual base salary and target annual incentive amount.
(10)

Represents the value of the acceleration of (i) 100% of Ms. Blasing’s initial option grant and (ii) the portion of Ms. Blasing’s other equity awards that would have vested if Ms. Blasing had provided an additional 12 months of service.

(11)	Represents 6 months of group health premiums.
(12)	Represents 12 months of group health premiums.
(13)	Represents 0.5 times Mr. Espinosa’s annual base salary and target annual incentive amount.
(14)	Represents 0.75 times Mr. Espinosa’s annual base salary and target annual incentive amount.
(15)	Represents the value of the acceleration of the portion of Mr. Espinosa’s equity awards that would have vested if Mr. Espinosa had provided an additional 12 months of service
(16)	Represents 6 months of group health premiums.
(17)	Represents 9 months of group health premiums.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the year ended July 31, 2011. The table excludes Mr. Ryu, who is a named executive officer and did not receive any compensation from us in his role as a director for the year ended July 31, 2011. The table also excludes Mr. Branson, who is an officer of the company and received option awards with an aggregate value of $103,855 during the fiscal year ended July 31, 2011, but did not receive any compensation from us in his role as a director.

Name	Fees Earned or Paid in Cash	Stock Awards ($)(1)	Option Awards ($)(1)		Total ($)
Tim Connors(2)	—	—	—		—
Craig Conway(3)	$187,200	$2,484,600	—		$2,671,800
Neal Dempsey	—	—	—		—
Steven M. Krausz(4)	—	—	—		—
Chris Noble(5)	—	—	$12,642	(5)	$12,642
Craig Ramsey(6)	—	—	—		—
Clifton Thomas Weatherford(7)	$36,000	$403,840	—		$439,840

(1)

This column reflects the aggregate grant date fair value of equity awards granted during the year ended July 31, 2011 and calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See Note 9 of “Notes to Consolidated Financial Statements” for a discussion of the assumptions made by the company in determining the valuation of equity awards.

(2)	Mr. Connors resigned from the Board on November 9, 2010.
(3)

As of July 31, 2011, Mr. Conway held 615,000 unvested RSUs. In the event of a change of control of the company, the time-based vesting condition and the applicable performance condition will be deemed satisfied with respect to the RSUs held by Mr. Conway and those RSUs will become vested in full. Mr. Conway is paid a monthly retainer of $20,800 as compensation for his role as executive chairman in leading our board of directors.

(4)	Mr. Krausz was elected to the Board on December 8, 2010.
(5)

Mr. Noble resigned from the Board on December 6, 2010. Upon his resignation, the Board accelerated the vesting of 37,771 shares of his stock option and the value reported in this column represents the incremental fair value of this acceleration computed in accordance with ASC Topic 718.

(6)	As of July 31, 2011, Mr. Ramsey held an option to purchase 166,944 shares of common stock.
(7)

As of July 31, 2011, Mr. Weatherford held an option to purchase 100,000 shares of common stock and 80,000 unvested RSUs. In the event of a change of control of the company, the time-based vesting condition and the applicable performance condition will be deemed satisfied with respect to the RSUs held by Mr. Weatherford and those RSUs will become vested in full.

On December 19, 2011, the Board determined that, upon completion of this offering, Mr. Weatherford will be paid an annual retainer of $50,000 to serve as an independent director and will be paid an additional annual retainer of $15,000 to serve as chair of the audit committee.

We intend to put in place a formal director compensation policy for all of our non-employee directors following completion of this offering. Such policy will be disclosed and subsequently filed on a Current Report on Form 8-K.

Senior Executive Incentive Bonus Plan

On November 9, 2011, our board of directors adopted the Senior Executive Incentive Bonus Plan, or the Bonus Plan, which applies to certain key executives including the Named Executive Officers, or the Executives, as selected by the Committee. The Bonus Plan provides for bonus payments based upon the attainment of performance targets established by the Committee and related to financial and operational metrics with respect to the company or any of its subsidiaries, or the Performance Goals, which would include the achievement of specified financial or operational metrics or objectives. The Performance Goals from which the Committee may select include the following: cash flow (including, but not limited to, operating cash flow and free cash flow), revenue, corporate revenue, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, acquisitions or strategic transactions, operating income (loss), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares, number of customers, number of new customers or customer references, operating income and net annual recurring revenue, any of which may be measured in absolute terms or compared to any incremental increase, measured in terms of growth, compared to another company or companies or to results of a peer group, measured against the market as a whole and/or according to applicable market indices, measured against our performance as a whole or a segment of the company and/or measured on a pre-tax or post-tax basis (if applicable).

Any bonuses paid under the Bonus Plan shall be based upon objectively determinable bonus formulas that tie such bonuses to one or more performance targets relating to the Performance Goals. The bonus formulas shall be adopted in each performance period by the Committee and communicated to each Executive. No bonuses shall be paid under the Bonus Plan unless and until the Committee makes a determination with respect to the attainment of the performance objectives. Notwithstanding the foregoing, we can adjust or pay bonuses under the Bonus Plan based on achievement of individual performance goals or pay bonuses (including, without limitation, discretionary bonuses) to Executives under the Bonus Plan based upon such other terms and conditions as the Committee may in its discretion determine.

Each Executive shall have a targeted bonus opportunity set for each performance period. The Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the Committee shall determine. If the Performance Goals are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the Executive and the company, an Executive must be employed by the company on the bonus payment date in order to be eligible to receive a bonus payment.

2006 Stock Plan

Our 2006 Stock Plan, or the 2006 Plan, was adopted by our board of directors and approved by our stockholders in February 2007 and was subsequently amended and restated. As of October 31,

2011, we have reserved 13,892,637 shares of our common stock for issuance under our 2006 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

Our 2006 Plan is administered by our board of directors, which has full authority and discretion to take any action it deems necessary or advisable for the administration of the 2006 Plan. Our board of directors also has the authority to delegate certain powers and authority to one or more committees of the board, subject to the provisions of the 2006 Plan.

The 2006 Plan permits us to make grants of incentive stock options and non-qualified stock options and the direct award or sale of shares of restricted common stock to employees, directors and consultants. Stock options granted under the 2006 Plan have a maximum term of ten years from the date of grant and an exercise price of no less than the fair market value of our common stock on the date of grant. Shares awarded or sold under the 2006 Plan have a purchase price of no less than 85% of the fair market value of our common stock on the date of grant. Upon a sale event in which all awards are not continued, assumed or substituted by the successor entity, the 2006 Plan and awards issued thereunder will be subject to accelerated vesting and, in the case of stock options, full exercisability, followed by the cancellation of such awards.

All stock option awards that are granted to the Named Executive Officers are covered by a stock option agreement. Generally, under the stock option agreements for the initial grant, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest monthly over the following three years. Our board of directors may approve other vesting schedules or may accelerate the vesting in its sole discretion.

2009 Stock Plan

Our 2009 Stock Plan, or the 2009 Plan, which provides for awards of stock options to employees located in France, was adopted by our board of directors and approved by our stockholders in 2009. As of October 31, 2011, we have reserved 32,000 shares of our common stock for issuance under our 2009 Plan and these shares reduce the number of shares available for grant under our 2006 Plan. This number is also subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

Our 2009 Plan is administered by our board of directors, which has full authority and discretion to take any action it deems necessary or advisable for the administration of the 2009 Plan. Our board of directors also has the authority to delegate certain powers and authority to one or more committees of the board, subject to the provisions of the 2009 Plan.

The 2009 Plan permits us to make grants of non-qualified stock options to employees. Stock options granted under the 2009 Plan have a maximum term of ten years from the date of grant and an exercise price of no less than the fair market value of our common stock on the date of grant. Upon a sale event in which all awards are not continued, assumed or substituted by the successor entity, the 2009 Plan and awards issued thereunder will be subject to accelerated vesting and full exercisability, followed by the cancellation of such awards.

All stock option awards that are granted to the Named Executive Officers are covered by a stock option agreement. Generally, under the stock option agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest quarterly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion.

2010 Restricted Stock Unit Plan

Our 2010 Restricted Stock Unit Plan, or the 2010 Plan, was adopted by our board of directors and approved by our stockholders in 2010. As of October 31, 2011, we have reserved 4,905,000 shares of our common stock for issuance under our 2010 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

Our 2010 Plan is administered by our board of directors. Our board of directors has the authority to delegate full power and authority to one or more committees of the board to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan.

The 2010 Plan permits us to make grants of RSUs to employees, directors and consultants. Upon a sale event in which all awards are not continued, assumed or substituted by the successor entity, the 2010 Plan and awards issued thereunder will be subject to accelerated vesting followed by the immediate settlement of such awards.

All RSUs that are granted to the Named Executive Officers are covered by an RSU award agreement. Generally, under the RSU agreements, the RSUs are subject to both time-based vesting and a performance-based condition, both of which must be satisfied in order for the RSUs to fully settle. Achievement of the performance-based condition is not subject to employment.

2011 Stock Plan

On September 14, 2011, our board of directors, upon the recommendation of the Committee adopted our 2011 Stock Plan, or the 2011 Plan, which will be subsequently approved by our stockholders. Our 2011 Plan provides flexibility to the Committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved 7,500,000 shares of our common stock for the issuance of awards under the 2011 Plan, subject to and effective upon the closing of this offering. In addition, the number of shares remaining available for grant under our 2006 Plan and 2010 Plan will be added to the shares available under our 2011 Plan. The 2011 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on the first January 1 after this offering, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2011 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2011 Plan, 2010 Plan or 2006 Plan that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) are added back to the shares of common stock available for issuance under the 2011 Plan.

The 2011 Plan is administered by the Committee. The Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Plan. Persons eligible to participate in the 2011 Plan will be those employees, non-employee directors and consultants as selected from time to time by the Committee in its discretion.

The 2011 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by the Committee but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the Committee and may not exceed ten years from the date of grant. The Committee will determine at what time or times each option may be exercised.

The Committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant.

The Committee may award restricted shares of common stock and RSUs under the 2011 Plan subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The Committee may also grant shares of common stock that are free from any restrictions under the 2011 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

The Committee may grant performance share awards to participants which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as the Committee shall determine.

The Committee may grant cash-based awards under the 2011 Plan to participants, subject to the achievement of certain performance goals.

The Committee may grant awards of restricted stock, RSUs, performance shares or cash-based awards under the 2011 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by the Committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares, number of customers, number of new customers or customer references, operating income and net annual recurring revenue, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, stock options or stock appreciation rights with respect to no more than              shares of common stock may be granted to any individual grantee during any one calendar year period.

The 2011 Plan provides that upon the effectiveness of a “change in control” as defined in the 2011 Plan, all awards will be assumed or continued or substituted by the successor entity. If a successor entity does not assume, continue or substitute awards, then all such awards will accelerate and become fully vested and exercisable and will terminate prior to the effective time of the change in control and will terminate at the time of the change in control. In the event of such termination, such holders of options and stock appreciation rights will be given notice and an opportunity to exercise such awards. Alternatively, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the per share exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2011 Plan and the Committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2011 Plan require the approval of our stockholders.

No awards may be granted under the 2011 Plan after the date that is 10 years from the effectiveness of the plan. No awards under the 2011 Plan have been made prior to the date hereof. After this offering, no additional awards will be made under the 2006 Plan, 2009 Plan and 2010 Plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws that will become effective immediately prior to the closing of this offering provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will become effective immediately prior to the closing of this offering also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws that will become effective immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since August 1, 2008, there has not been, nor is there currently proposed, any transaction or series of related transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which the other parties included or will include any or our directors, executive officers, holders of 5% or more of our voting securities, or any member of the immediate family of any of the foregoing persons, other than compensation arrangements with directors and executive officers, which are described where required in “Management,” and the transactions described below.

Investors’ Rights Agreement

In September 2007, in connection with the closing of our Series C convertible preferred stock financing, we entered into a second amended and restated investors’ rights agreement, as subsequently amended, or investors’ rights agreement, with our preferred stockholders, including Marcus S. Ryu, Kenneth W. Branson, John V. Raguin, Craig Ramsey, entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners and entities affiliated with Battery Ventures. The investors’ rights agreement grants such stockholders certain registration rights with respect to certain shares of common stock held by them. In December 2010, Craig Conway became a party to the investors’ rights agreement in connection with his joining our board of directors.

For more information regarding the registration rights granted under this agreement, please refer to “Description of Capital Stock—Registration Rights.”

Other Transactions with Our Significant Stockholders

On May 17, 2011, Marcus S. Ryu, our President and Chief Executive Officer, sold an aggregate of 50,000 shares of common stock to entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners, and entities affiliated with Battery Ventures for $7.50 per share, or an aggregate purchase price of $375,000. On May 17, 2011, Jai Ryu, father of Marcus S. Ryu, sold an aggregate of 50,000 shares of common stock to entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners, and entities affiliated with Battery Ventures for $7.50 per share, or an aggregate purchase price of $375,000. On May 17, 2011, John V. Raguin, our former Chief Executive Officer, sold an aggregate of 130,000 shares of common stock to entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners, and entities affiliated with Battery Ventures for $7.50 per share, or an aggregate purchase price of $975,000. On May 17, 2011, Daniel Raguin, brother of John V. Raguin, sold an aggregate of 4,000 shares of common stock to entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners, and entities affiliated with Battery Ventures for $7.50 per share, or an aggregate purchase price of $30,000. On May 17, 2011 and June 27, 2011, certain of our other stockholders sold an aggregate of 605,000 shares of common stock and 107,075 shares of Series A convertible preferred stock to entities affiliated with U.S. Venture Partners, entities affiliated with Bay Partners, and entities affiliated with Battery Ventures for $7.50 per share, or an aggregate purchase price of $5,340,563.

Transactions with Our Executive Officers and Directors

Stock Option Awards

The grants of certain stock options and RSUs to our directors and executive officers and related equity compensation policies are described above in “Compensation.”

Employment Agreements

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described in “Compensation—Compensation Discussion and Analysis—Employment Offer Letters” and “Compensation—Compensation Discussion and Analysis—Post-Employment Compensation.”

Indemnification of Officers and Directors

We have also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Compensation—Compensation Discussion and Analysis—Limitation on Liability and Indemnification Matters” above.

Participation in Our Initial Public Offering

Battery Ventures, one of our existing stockholders, has indicated an interest in purchasing up to 400,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Battery Ventures may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Battery Ventures. The underwriters will receive the same discount from any shares of our common stock purchased by Battery Ventures as they will from any other shares of our common stock sold to the public in this offering. Any shares purchased by Battery Ventures will be subject to lock-up restrictions described in “Shares Eligible for Future Sale.”

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy that our executive officers, directors and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available to and deemed relevant by the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of November 30, 2011 and as adjusted to reflect the shares of common stock to be issued and sold in the offering, assuming no exercise of the underwriters’ over-allotment option and no purchase of shares in the offering by Battery Ventures, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after November 30, 2011. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable and RSUs that could be settled within 60 days after November 30, 2011 are included for that person or group but not the stock options, warrants or RSUs of any other person or group.

Applicable percentage ownership is based on 40,574,453 shares of our common stock outstanding as of November 30, 2011, assuming the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into 25,357,721 shares of common stock. For purposes of the table below, we have assumed that 48,074,453 shares of common stock will be outstanding upon completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Guidewire Software, Inc., 2211 Bridgepointe Parkway, San Mateo, California 94404.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% or Greater Stockholders:
Funds affiliated with U.S. Venture Partners(1)	12,136,677	29.91%	12,136,677	25.25%
Funds affiliated with Bay Partners(2)	10,036,287	24.74%	10,036,287	20.88%
Funds affiliated with Battery Ventures(3)	2,817,004	6.94%	2,817,004	5.86%

Named Executive Officers and Directors:
Marcus S. Ryu(4)	2,166,182	5.22%	2,166,182	4.42%
Karen Blasing(5)	498,057	1.21%	498,057	1.03%
John True(6)	253,000	*	253,000	*
Jeremy Henrickson(7)	180,000	*	180,000	*
Alexander C. Naddaff(8)	420,000	1.03%	420,000	*
John V. Raguin(9)	1,422,782	3.50%	1,422,782	2.96%
Kenneth W. Branson(10)	2,094,732	5.10%	2,094,732	4.31%
Craig Conway(11)	—	*	—	*
Neal Dempsey(2)	10,036,287	24.74%	10,036,287	20.88%
Steven M. Krausz(1)	12,136,677	29.91%	12,136,677	25.25%
Craig Ramsey	1,865,598	4.60%	1,865,598	3.88%
Clifton Thomas Weatherford(12)	100,000	*	100,000	*
All directors and executive officers as a group (12 persons)(13)	31,173,315	72.03%	31,173,315	61.39%

(*)	Represents beneficial ownership of less than 1%.
(1)	Includes 11,878,173 shares held by U.S. Venture Partners VIII, L.P., 111,281 shares held by USVP Entrepreneur Partners VIII-A, L.P., 87,520 shares held by USVP VIII Affiliates Fund, L.P., and 59,703 shares held by USVP Entrepreneur Partners VIII-B, L.P. Presidio Management Group VIII, LLC (PMG VIII) is the general partner of each of the USVP entities. Each of Irwin B. Federman, Winston S. Fu, Steven M. Krausz, David E. Liddle, Jonathan D. Root, Christopher Rust, Casey M. Tansey and Philip M. Young are the managing members of PMG VIII and may be deemed to share voting and dispositive power over the shares held by each of the USVP entities. The mailing address of the individuals and entities affiliated with U.S. Venture Partners is 2735 Sand Hill Road, Menlo Park, CA 94025.
(2)	Includes 9,509,648 shares held by Bay Partners X, L.P. and 526,639 shares held by Bay Partners X Entrepreneurs Fund, L.P. Neal Dempsey, a member of our board of directors, and Stuart G. Phillips are Managers of Bay Management Company X, LLC and share voting and dispositive power over shares held by Bay Partners X, L.P. and Bay Partners X Entrepreneurs Fund, L.P. The mailing address of the individuals and entities affiliated with Bay Partners is 490 S. California Avenue Suite 200, Palo Alto, California 94306.
(3)	Includes 2,817,004 shares held by Battery Ventures VIII, L.P. Company shares are held by Battery Ventures VIII, L.P. The sole general partner of Battery Ventures VIII, L.P. is Battery Partners VIII, LLC. Battery Ventures has indicated an interest in purchasing up to 400,000 shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Battery Ventures may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Battery Ventures. The underwriters will receive the same discount from any shares of our common stock purchased by Battery Ventures as they will from any other shares of our common stock sold to the public in this offering. However, if any shares are purchased by Battery Ventures, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. If Battery Ventures were to purchase all of these shares, it would beneficially own 3,217,004 shares, or 6.69%, of our outstanding common stock after this offering. The managing members of Battery Partners VIII, LLC are Neeraj Agrawal, Michael Brown, Thomas J. Crotty, Sunil Dhaliwal, Richard D. Frisbie, Kenneth P. Lawler, Roger H. Lee, David Tabors and Scott R. Tobin, who may be deemed to have shared voting and dispositive power over the shares which may be deemed to be beneficially owned by Battery Ventures VIII, L.P. The mailing address of the individuals and entities affiliated with Battery Ventures is 930 Winter Street, Suite 2500, Waltham, MA 02451.
(4)	Includes options to purchase 900,000 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 227,274 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(5)	Includes options to purchase 498,057 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 1,562 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(6)	Includes options to purchase 235,000 shares of common stock that are exercisable within 60 days of November 30, 2011.
(7)	Includes options to purchase 112,574 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 16,875 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(8)	Includes options to purchase 295,000 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 26,875 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(9)	Includes options to purchase 43,090 shares of common stock that are exercisable within 60 days of November 30, 2011
(10)	Includes options to purchase 520,000 shares of common stock that are exercisable within 60 days of November 30, 2011.
(11)	Excludes RSUs of 166,562 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(12)	Includes options to purchase 100,000 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 17,000 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.
(13)	Includes 28,469,594 shares held of record by the current directors and Named Executive Officers and options to purchase 2,703,721 shares of common stock that are exercisable within 60 days of November 30, 2011. Excludes RSUs of 456,148 shares of common stock that have satisfied the time-based vesting condition within 60 days of November 30, 2011 but that will not be fully vested and issued until at least 180 days after the offering.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. For more detailed information, please see copies of these documents, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

Immediately following the completion of this offering, our authorized capital stock will consist of 525,000,000 shares with a par value of $0.0001 per share, of which:

•	500,000,000 shares are designated as common stock, and

•	25,000,000 shares are designated as preferred stock.

As of October 31, 2011, assuming the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into common stock, we had 40,042,951 shares of common stock, held of record by 283 stockholders. In addition, as of October 31, 2011, we had outstanding options to purchase 8,181,978 shares of common stock issuable upon the exercise of options, with a weighted average exercise price of $3.16 per share, 4,855,572 shares of common stock issuable upon the vesting of RSUs, and 69,529 shares of common stock issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, assuming conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering, with an exercise price of $5.03 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of October 31, 2011, there were 25,357,721 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, we expect each outstanding share of our convertible preferred stock will convert into one share of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 25,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of October 31, 2011, we had outstanding warrants to purchase 69,529 shares of Series C convertible preferred stock at an exercise price of $5.03 per share, which represents 69,529 shares of common stock on an as converted basis. These warrants were issued in connection with loan and security agreements and will expire on March 28, 2015. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations. Each warrant contains a customary net share exercise feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. In addition, if the fair market value of the warrant at the expiration date is greater than the exercise price, any unexercised warrant will automatically be converted into shares via the net exercise feature. Upon the closing of this offering, the warrants will become exercisable for 69,529 shares of common stock.

Registration Rights

The holders of an aggregate of 29,151,417 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights.    The holders of an aggregate of 29,151,417 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of fifty percent (50%) or more of these shares, to use our best efforts to file a registration statement and use reasonable, diligent efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration prior to 180 days after the completion of this offering.

Short form registration rights.    The holders of an aggregate of 29,151,417 shares of our common stock, or their permitted transferees, are also entitled to short form registration rights. If we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $500,000, we will be required to use our best efforts to effect a registration of such shares. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Piggyback registration rights.    The holders of an aggregate of 29,151,417 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Indemnification.    Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights.    The registration rights granted under the investors’ rights agreement will terminate on the earlier of (i) the seventh anniversary of the completion of this offering and (ii) with respect to any holder of registrable securities, the date on which all registrable securities held by such holder can be sold in any three month period without registration under Rule 144.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Limits on ability of stockholders to call a special meeting.    Our bylaws provide that special meetings of the stockholders may be called only by a majority of the board of directors then in office. These restrictions may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting the preceding year. As a result, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Board Composition and Filling Vacancies.    Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Amendment to Certificate of Incorporation and Bylaws.    Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment.

Undesignated Preferred Stock.    Our certificate of incorporation provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owing 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Shareowner Services LLC. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “GWRE.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 47,542,951 shares of common stock will be outstanding, assuming that there are no exercises of options after October 31, 2011. Of these shares, assuming Battery Ventures does not elect to purchase 400,000 shares of our common stock in this offering, all 7,500,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 40,042,951 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	0
180 days after the date of this prospectus, or longer if the lock-up period is extended	40,042,951

In addition, of the 8,181,978 shares of our common stock that were subject to stock options outstanding as of October 31, 2011, options to purchase 8,002,835 shares of common stock were exercisable as of October 31, 2011 and will be eligible for sale 180 days following the effective date of this offering.

In addition, 4,855,572 shares of our common stock were subject to RSUs outstanding as of October 31, 2011, of which 595,140 shares have satisfied the time-based vesting condition as of October 31, 2011, but none will be eligible for sale within 180 days following the effective date of this offering.

Lock-Up Agreements

We, all of our directors and executive officers, and holders of substantially all of our capital stock outstanding immediately prior to this offering, have agreed that we and they will not, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in case or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up agreements for two of our non-employee directors, Messrs. Conway and Weatherford, do not prohibit the sale or transfer of up to an aggregate of 70,000 shares of common stock solely to cover tax liabilities associated with the vesting of RSUs. Because these shares are not subject to the lock-up agreement described above, they may be sold upon vesting 180 days after the completion of this offering even if the lock-up period is extended as described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 475,430 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 180 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of October 31, 2011, we have issued 5,490,485 shares of our outstanding common stock in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the applicable lockup agreements.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 applicable to affiliates, vesting restrictions with us and the restrictions contained in the lock-up agreements to which they are subject.

Registration Rights

Upon completion of this offering, the holders of 29,151,417 shares of common stock and warrants to purchase 69,529 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, subject to the tax treatment described below in “—Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

In general, we would be a USRPHC if interests in U.S. real property comprised at least 50% of the fair market value of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain transition rules, any obligation to withhold under this new legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to gross proceeds on a disposition of our common stock will not begin until January 1, 2015. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets, Inc.
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities, Inc.

Total	7,500,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of     % of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to 1,125,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 75,000 shares offered by this prospectus for sale to certain of our business associates and other related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions payable by us to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over- Allotment Exercise	With Full Over- Allotment Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million, $1.0 million of which has been paid by us and $3.0 million of which is payable by us.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, all of our directors and executive officers and holders of substantially all of our capital stock outstanding immediately prior to this offering have agreed that we and they will not, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in case or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up agreements for two of our non-employee directors, Messrs. Conway and Weatherford, do not prohibit the sale or transfer of up to an aggregate of 70,000 shares of common stock solely to cover tax liabilities associated with the vesting of RSUs. Because these shares are not subject to the lock-up agreement described above, they may be sold upon vesting 180 days after the completion of this offering even if the lock-up period is extended as described above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “GWRE.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Menlo Park, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Guidewire Software, Inc. and subsidiaries as of July 31, 2010 and 2011, and for each of the years in the three-year period ended July 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Guidewire Software, Inc.:

We have audited the accompanying consolidated balance sheets of Guidewire Software, Inc. and subsidiaries as of July 31, 2010 and 2011, and the related consolidated statements of operations, stockholders’ deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guidewire Software, Inc. and subsidiaries as of July 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Mountain View, California

October 27, 2011

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	July 31,		October 31, 2011	Pro Forma Stockholders’ Equity October 31, 2011
	2010	2011
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,411	$59,625	$31,171
Restricted cash, current portion	513	2,230	3,834
Accounts receivable	16,422	23,278	30,881
Deferred tax asset, current portion	—	6,044	3,225
Other current assets	2,917	3,665	4,168

Total current assets	57,263	94,842	73,279
Property and equipment, net	2,764	4,455	4,354
Restricted cash, net of current portion	—	3,820	2,215
Deferred tax asset, net of current portion	—	22,073	22,073
Other assets	28	1,350	874

TOTAL ASSETS	$60,055	$126,540	$102,795

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,668	$4,317	$5,029
Accrued employee compensation	17,370	18,112	9,038
Deferred revenues, current portion	38,967	48,482	43,603
Litigation provision obligation	—	10,000	—
Other current liabilities	2,640	1,390	2,148

Total current liabilities	62,645	82,301	59,818
Deferred revenues, net of current portion	21,182	25,313	16,030
Other liabilities	1,373	774	278

Total liabilities	85,200	108,388	76,126

Commitments and contingencies (Note 5)

STOCKHOLDERS’ EQUITY (DEFICIT):
Convertible preferred stock, par value $0.0001 per share—25,643,493 shares authorized as of July 31, 2010, 2011 and October 31, 2011 (unaudited); 25,357,721 shares issued and outstanding as of July 31, 2010, 2011 and October 31, 2011 (unaudited) actual; liquidation preference of $36,586 as of July 31, 2010, 2011 and October 31, 2011 (unaudited); no shares issued and outstanding, pro forma (unaudited)	36,500	36,500	36,500	$—
Common stock, par value $0.0001 per share—55,000,000 shares authorized as of July 31, 2010, 2011 and October 31, 2011 (unaudited); 13,772,656, 14,422,557 and 14,685,230 shares issued and outstanding as of July 31, 2010, 2011 and October 31, 2011 (unaudited); actual; 40,042,951 shares issued and outstanding as of October 31, 2011, pro forma (unaudited)	1	1	1	4
Additional paid-in capital	12,620	20,231	23,945	60,442
Accumulated other comprehensive loss	(337)	(209)	(218)	(218)
Accumulated deficit	(73,929)	(38,371)	(33,559)	(33,559)

Total stockholders’ equity (deficit)	(25,145)	18,152	26,669	$26,669

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$60,055	$126,540	$102,795

See accompanying notes to consolidated financial statements.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
Revenues:
License	$26,996	$60,315	$73,883	$10,153	$20,815
Maintenance	9,572	18,702	21,321	4,610	7,106
Services	48,177	65,674	77,268	19,907	24,459

Total revenues	84,745	144,691	172,472	34,670	52,380

Cost of revenues:
License	349	267	1,264	201	299
Maintenance	2,628	3,685	4,063	886	1,266
Services	38,679	51,519	63,017	14,105	17,925

Total cost of revenues	41,656	55,471	68,344	15,192	19,490

Gross profit:
License	26,647	60,048	72,619	9,952	20,516
Maintenance	6,944	15,017	17,258	3,724	5,840
Services	9,498	14,155	14,251	5,802	6,534

Total gross profit	43,089	89,220	104,128	19,478	32,890

Operating expenses:
Research and development	22,356	28,273	34,773	7,519	10,959
Sales and marketing	21,559	26,741	28,950	5,546	7,361
General and administrative	9,646	16,192	23,534	4,628	6,438
Litigation provision	—	—	10,000	—	—

Total operating expenses	53,561	71,206	97,257	17,693	24,758

Income (loss) from operations	(10,472)	18,014	6,871	1,785	8,132
Interest income, net	27	95	156	37	40
Other income (expense), net	(123)	(391)	1,269	193	(316)

Income (loss) before provision for income taxes	(10,568)	17,718	8,296	2,015	7,856
Provision for (benefit from) income taxes	398	2,199	(27,262)	125	3,044

Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812

Net income (loss) per share:
Basic	$(0.83)	$0.32	$0.83	$0.03	$0.10

Diluted	$(0.83)	$0.30	$0.76	$0.03	$0.09

Shares used in computing net income (loss) per share:
Basic	13,284,938	13,535,736	14,064,055	13,873,022	14,554,428

Diluted	13,284,938	15,933,374	17,763,859	16,046,865	21,153,441

Pro forma net income per share (unaudited):
Basic			$0.90		$0.12

Diluted			$0.82		$0.10

Shares used in computing pro forma net income per share (unaudited)
Basic			39,421,776		39,912,149

Diluted			43,121,580		46,511,161

See accompanying notes to consolidated financial statements.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of July 31, 2008	25,357,721	$36,500	13,348,896	$1	$5,626	$(419)	$(78,482)	$(36,774)
Issuance of common stock upon exercise of stock options	—	—	52,833	—	66	—	—	66
Stock-based compensation	—	—	—	—	2,789	—	—	2,789
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(10,966)	(10,966)
Foreign currency translation adjustment	—	—	—	—	—	238	—	238

Total comprehensive loss								(10,728)

Balance as of July 31, 2009	25,357,721	36,500	13,401,729	1	8,481	(181)	(89,448)	(44,647)
Issuance of common stock upon exercise of stock options	—	—	370,927	—	785	—	—	785
Stock-based compensation	—	—	—	—	3,354	—	—	3,354
Comprehensive income (loss):
Net income	—	—	—	—	—	—	15,519	15,519
Foreign currency translation adjustment	—	—	—	—	—	(156)	—	(156)

Total comprehensive income								15,363

Balance as of July 31, 2010	25,357,721	36,500	13,772,656	1	12,620	(337)	(73,929)	(25,145)

Issuance of common stock upon exercise of stock options	—	—	649,901	—	931	—	—	931
Stock-based compensation	—	—	—	—	6,680	—	—	6,680
Comprehensive income (loss):
Net income	—	—	—	—	—	—	35,558	35,558
Foreign currency translation adjustment	—	—	—	—	—	128	—	128

Total comprehensive income								35,686

Balance as of July 31, 2011	25,357,721	36,500	14,422,557	1	20,231	(209)	38,371	18,152
Issuance of common stock upon exercise of stock options (unaudited)	—	—	262,673	—	402	—	—	402
Stock-based compensation (unaudited)	—	—	—	—	3,312	—	—	3,312
Comprehensive income (loss):
Net income (unaudited)	—	—	—	—	—	—	4,812	4,812
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(9)	—	(9)

Total comprehensive income								4,803

Balance as of October 31, 2011 (unaudited)	25,357,721	$36,500	14,685,230	$1	$23,945	$(218)	$(33,559)	$26,669

See accompanying notes to consolidated financial statements.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,306	1,376	2,226	242	679
Provision for doubtful accounts	(695)	(427)	—	—	—
Stock-based compensation	2,789	3,354	6,680	1,023	3,312
Deferred tax assets	—	—	(28,117)	—	2,819
Changes in operating assets and liabilities:
Accounts receivable	(6,252)	4,957	(6,284)	(7,200)	(7,749)
Prepaid expenses and other assets	(1,167)	(215)	(2,674)	(870)	1,543
Accounts payable	(125)	442	577	(141)	644
Accrued employee compensation	8,894	3,460	413	(9,192)	(9,000)
Other liabilities	1,964	336	7,537	(168)	(10,366)
Deferred revenues	15,631	(19,268)	11,770	1,317	(13,779)

Net cash provided by (used in) operating activities	11,379	9,534	27,686	(13,099)	(27,085)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,169)	(2,238)	(2,776)	(587)	(490)
Decrease (increase) in restricted cash	149	1,198	(5,534)	—	—

Net cash used in investing activities	(1,020)	(1,040)	(8,310)	(587)	(490)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock upon exercise of stock options	66	785	931	227	402
Costs paid in connection with initial public offering	—	—	—	—	(973)

Net cash provided by (used in) financing activities	66	785	931	227	(571)

Effect of foreign exchange rate changes on cash and cash equivalents	(539)	547	1,907	770	(308)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,886	9,826	22,214	(12,689)	(28,454)
CASH AND CASH EQUIVALENTS—Beginning of period	17,699	27,585	37,411	37,411	59,625

CASH AND CASH EQUIVALENTS—End of period	$27,585	$37,411	$59,625	$24,722	$31,171

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$13	$14	$53	$22	$—

Cash paid for income taxes	$505	$1,036	$2,207	$891	$453

Non-cash financing activities:
Unpaid initial public offering issuance costs	$—	$—	$—	$—	$706

See accompanying notes to consolidated financial statements.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. The Company and Summary of Significant Accounting Policies and Estimates

Business

Guidewire Software, Inc. (the “Company”) was incorporated under the laws of the State of Delaware on September 20, 2001. The Company provides Internet-based software platforms for core insurance operations, including underwriting and policy administration, claim management and billing. The Company’s customers include insurance carriers for property and casualty and workers’ compensation insurance. The Company has wholly owned subsidiaries in Australia, Canada, France, Germany, Hong Kong, Italy, Ireland, Japan and the United Kingdom.

The Company offers a suite of applications to enable core P&C insurance operations comprised of the following products: PolicyCenter, ClaimCenter and BillingCenter. The Company also provides maintenance support and provides professional services to the extent requested by its customers.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated during consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition, the useful lives of property and equipment, allowance for doubtful accounts, valuation allowance for deferred tax assets, stock-based compensation, income tax uncertainties and contingencies. These estimates and assumptions are based on management’s best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from these estimates.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is their respective local currency. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of the applicable consolidated balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translations are recorded in accumulated other comprehensive loss as a separate component of stockholders’ deficit in the accompanying consolidated statement of stockholders’ equity (deficit). Realized gains and losses from foreign currency transactions are recorded as other income (expense) in the consolidated statements of operations.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of October 31, 2011, the consolidated interim statements of operations and cash flows during the three months ended October 31, 2010 and 2011 and the interim consolidated statements of stockholders’ equity (deficit) and comprehensive

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

income (loss) during the three months ended October 31, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of October 31, 2011 and its consolidated statements of income and cash flows during the three months ended October 31, 2010 and 2011. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the three months ended October 31, 2010 and 2011 are also unaudited. The consolidated statements of operations during the three months ended October 31, 2011 are not necessarily indicative of the results to be expected during the year ending July 31, 2012 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity as of October 31, 2011 presents the equity-related components of the Company’s consolidated balance sheet assuming the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately before the completion of an initial public offering. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma information. See Note 6.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from dates of purchase to be cash equivalents. The Company’s cash equivalents are comprised of money market funds and are maintained with high quality financial institutions.

Restricted Cash

Restricted cash includes money market funds or revolving short-term certificates of deposit held as deposits for certain leased offices and as collateral for letters of credit required by certain customers to secure contractual commitments and prepayments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs that do not extend the life or improve an asset are expensed in the period incurred.

The estimated useful lives of property and equipment are as follows:

Computer hardware	3 years
Software	3 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of the lease term or estimated useful life

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Product Development Costs

Certain software development costs incurred subsequent to the establishment of technological feasibility are subject to capitalization and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Through October 31, 2011, costs incurred subsequent to the establishment of technological feasibility have been immaterial, and therefore, all software development costs have been charged to research and development expense in the accompanying consolidated statements of income as incurred.

Identified Intangible Assets

Identified intangible assets represent a group of five patents acquired during June 2011 and are amortized over the period representing the weighted average of their remaining patent lives and economic benefit, which is the expected period of related economic benefit. Identified intangible assets are classified within “Other assets” in the Consolidated Balance Sheets.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, consisting of property and equipment and patents for indicators of possible impairment when events or changes in circumstances indicate that the carrying amount of certain assets may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the assets over the estimated fair value of the assets. The Company has not written down any of its long-lived assets as a result of impairment during any of the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality financial institutions with investment grade ratings. The Company markets its products and services in the United States and in foreign countries through its direct sales force. There were no single customers that accounted for 10% or more of the Company’s revenues during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011 or total accounts receivable as of July 31, 2010, 2011 and October 31, 2011.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers. Accounts receivable are recorded at invoiced amounts, net of the Company’s estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. In cases where the Company is aware of circumstances that may impair a specific purchaser’s ability to meet their financial obligations, the Company records a specific allowance against amounts due from the customer and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. There is judgment involved with estimating the Company’s allowance for doubtful accounts and if the financial condition of its customers were to deteriorate, resulting in their

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable. The Company’s accounts receivable are not collateralized by any security. The following table summarizes the accounts receivable allowance activity:

	Balance at Beginning of Period	Additions: Charged to Expense	Deductions: Benefits From Late Collections	Balance at End of Period
	(in thousands)
Three months ended October 31, 2011 (unaudited):
Accounts receivable allowance	$—	$—	$—	$—

Year ended July 31, 2011:
Accounts receivable allowance	$—	$—	$—	$—

Year ended July 31, 2010:
Accounts receivable allowance	$427	$5	$432	$—

Year ended July 31, 2009:
Accounts receivable allowance	$1,122	$—	$695	$427

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, principally cash equivalents, accounts receivable, restricted cash and accounts payable approximated their fair values due to the short period of time to maturity or repayment. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level III—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s cash equivalents and restricted cash are classified as Level I because they are valued using quoted market prices.

Revenue Recognition

The Company enters into arrangements to deliver multiple products or services (multiple-elements). The Company applies software revenue recognition rules and allocates the total revenues among elements based on vendor-specific objective evidence, or VSOE, of fair value of each element.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenues are derived from three sources:

(i)	License fees, related to term (or time-based) and perpetual software license revenue;

(ii)	Maintenance fees, related to email and phone support, bug fixes and unspecified software updates and upgrades released when, and if available during the maintenance term; and

(iii)	Services fees, related to professional services related to implementation of our software, reimbursable travel and training.

Revenues are recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a written contract signed by both the customer and management prior to the end of the period.

•

Delivery or performance has occurred.    The Company’s software is delivered electronically to the customer. Delivery is considered to have occurred when the Company provides the customer access to the software along with login credentials.

•

Fees are fixed or determinable.    Arrangements where a significant portion of the fee is due beyond 90 days from delivery are not considered to be fixed or determinable. Revenues from such arrangements is recognized as payments become due, assuming all other revenue recognition criteria have been met. Fees from term licenses are generally due in equal annual installments over the term of the agreement beginning on the effective date of the license. Accordingly, fees from term licenses are not considered to be fixed or determinable until they become due.

•

Collectability is probable.    Collectability is assessed on a customer-by-customer basis, based primarily on creditworthiness as determined by credit checks and analysis, as well as customer payment history. Payment terms generally range from 30 to 90 days from invoice date. If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

VSOE of fair value does not exist for software licenses; therefore, for all arrangements that do not include services that are essential to the functionality of the software the Company allocates revenues to software licenses using the residual method. Under the residual method, the amount recognized for license fees is the difference between the total fixed and determinable fees and the VSOE of fair value for the undelivered elements under the arrangement.

The VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately. VSOE of fair value for maintenance is established using the stated maintenance renewal rate in the customer’s contract. The Company generally enters into term licenses ranging from 3 to 7 years. For term licenses with a duration of one year or less, no VSOE of fair value for maintenance exists. The Company began using stated maintenance renewal rates in customers contracts during fiscal year 2008. Prior to that, customers contracts did not have stated maintenance renewal rates and the Company was unable to establish VSOE of maintenance. VSOE of fair value for services is established if a substantial majority of historical stand-alone selling prices for a service fall within a reasonably narrow price range.

If VSOE of fair value for one or more undelivered elements does not exist, the total arrangement fee is not recognized until delivery of those elements occurs or when VSOE of fair value is established.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

If the undelivered elements are all service elements and VSOE of fair value does not exist for one or more service element, the total arrangement fee is recognized ratably over the longest service period starting at software delivery, assuming all the related services have been made available to the customer.

When implementation services are sold with a license arrangement, we evaluate whether those services are essential to the functionality of the software. Prior to fiscal year 2008, implementation services were determined to be essential to the software because the implementation services were generally not available from other third party vendors. By the beginning of fiscal year 2008, third party vendors were providing implementation services for ClaimCenter and it was concluded that implementation services generally were not essential to the functionality of the ClaimCenter software. By the beginning of fiscal year 2011, third party vendors were providing implementation services for PolicyCenter and BillingCenter and it was concluded that implementation services were no longer essential to the functionality of the PolicyCenter and BillingCenter software.

In cases where professional services are deemed to be essential to the functionality of the software, the arrangement is accounted for using contract accounting until the essential services are complete. If reliable estimates of total project costs and the extent of progress toward completion can be made, the Company applies the percentage-of-completion method in recognizing the arrangement fee. The percentage toward completion is measured by using the ratio of service billings to date compared to total estimated service billings for the consulting services. Service billings approximate labor hours as an input measure since they are billed monthly on a time and material basis. For term licenses with license fees due in equal installments over the term, the license revenues subject to percentage of completion recognition includes only those payments that are due and payable within the reporting period. The fees related to the maintenance are recognized over the period the maintenance is provided.

When VSOE for maintenance has not been established and the arrangement includes implementation services are deemed essential to the functionality of the software and it is reasonably assured that no loss will be incurred under the arrangement, revenues are recognized pursuant to the zero gross margin method. Under this method, revenues recognized are limited to the costs incurred for the implementation services. As a result, billed license and maintenance fees and the profit margin on the professional services are generally deferred until the essential services are completed and then recognized over the remaining term of the maintenance period.

If the Company cannot make reliable estimates of total project implementation and it is reasonably assured that no loss will be incurred under such arrangements, the zero profit margin method is applied whereby an amount of revenues equal to the incurred costs of the project is recognized as well as the incurred costs, producing a zero margin until project estimates become reliable. The percentage-of-completion method is applied when project estimates become reliable, resulting in a cumulative effect adjustment for deferred license revenues to the extent of progress toward completion, and the related deferred professional service margin is recognized in full as revenues.

Such cumulative effect adjustment for license revenues was $2.4 million and $0.4 million for fiscal years 2010 and 2011, respectively, and for service revenues was $2.4 million and $0.3 million for fiscal years 2010 and 2011, respectively. There was no material cumulative effect adjustments for fiscal year 2009 and the three months ended October 31, 2010, and no cumulative effect adjustment for the three months ended October 31, 2011.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred Revenues

Deferred revenues represents amounts billed to or collected from customers for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenues represents the amount that is expected to be recognized as revenues within one year from the balance sheet date. The Company generally invoices fees for licenses and maintenance to its customers in annual installments payable in advance. Accordingly, the deferred revenues balance does not represent the total contract value of annual or multi-year, non-cancellable arrangements.

Sales Commissions

Sales commissions are recognized as an expense when earned by the sales representative, generally occurring at the time the customer order is signed. Substantially all of the effort by the sales force is expended through the time of closing the sale, with limited to no involvement thereafter.

Warranties

The Company generally provides a warranty for its software products and services to its customers for periods ranging from 3 to 12 months. The Company’s software products are generally warranted to be free of defects in materials and workmanship under normal use and the products are also generally warranted to substantially perform as described in published documentation. The Company’s services are generally warranted to be performed in a professional manner and to materially conform to the specifications set forth in the related customer contract. In the event there is a failure of such warranties, the Company generally will correct the problem or provide a reasonable workaround or replacement product. If the Company cannot correct the problem or provide a workaround or replacement product, then the customer’s remedy is generally limited to refund of the fees paid for the nonconforming product or services. The Company has not incurred any warranty expenses since inception.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments. Total comprehensive income (loss) is presented in the consolidated statements of stockholders’ equity (deficit) and comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred and amounted to approximately $159,000, $244,000, $261,000, $31,000 and $60,000 during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011, respectively.

Stock-Based Compensation

The Company recognizes compensation expense related to its stock options and restricted stock units, or RSUs, granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The RSUs are subject to time-based vesting, which generally occurs over a period of four years, and a performance-based condition, which will be satisfied upon the first to occur of the sale of our business or 180 days after our initial public offering. If an employee terminates

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

employment from the Company prior to the occurrence of the performance-based condition, the employee does not forfeit the RSUs to the extent the time-based vesting requirements were satisfied prior to termination. The awards expire 10 years from the grant date. We estimate the grant date fair value, and the resulting stock-based compensation expense, of our stock options using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized using the accelerated multiple option approach over the requisite service period, which is generally the vesting period of the respective awards. Compensation cost for RSUs is recognized over the time-based vesting period regardless of the occurrence of the performance-based condition since this condition is not subject to employment.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

On August 1, 2007, the Company adopted new accounting guidance related to accounting for uncertainties in income taxes. The new guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of the new guidance and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense in its consolidated statement of income.

Net Income (Loss) and Pro Forma Net Income per Share Attributable to Common Stockholders

The Company’s basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and restricted stock units are considered to be common stock equivalents.

Because the Company has issued securities other than common stock that participate in dividends with the common stock, or participating securities, it is required to apply the two-class method to compute the net income (loss) per share attributable to common stockholders. The Company determined that it has participating securities in the form of noncumulative convertible

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

preferred stock that share in dividends with common stock. The two-class method requires that the Company calculate the net income per share using net income attributable to the common stockholders which will differ from the Company’s net income. Net income attributable to the common stockholders is generally equal to the net income less assumed periodic preferred stock dividends with any remaining earnings, after deducting assumed dividends, to be allocated on a pro rata basis between the outstanding common and preferred stock as of the end of each period.

In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net income per share attributable to common stockholders which has been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective periods.

Reclassifications

Certain accounts in the Company’s financial statements for the years ended July 31, 2009 and 2010 have been reclassified in order to conform to the year ended July 31, 2011 and the three months ended October 31, 2011 presentation. Such reclassifications do not have an impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

Comprehensive Income

In June 2011 authoritative guidance that addresses the presentation of comprehensive income in interim and annual reporting of financial statements was issued. The guidance is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. Such changes in stockholders’ equity will be required to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively for all periods presented. Early adoption is permitted. This new guidance impacts how the Company reports its comprehensive income only, and will have no effect on its results of operations, financial position or liquidity upon its required adoption by the Company on August 1, 2012.

2. Fair Value of Financial Instruments

The following table summarizes the Company’s financial instruments measured at fair value on a recurring basis:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Money market funds	$—	$5,006	$5,005
Certificates of deposit	513	6,049	6,050

Total	$513	$11,055	$11,055

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Balance Sheet Components

Other Current Assets

Other current assets consist of the following:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Prepaid expenses	$1,712	$3,135	$1,943
Deferred costs—short term	6	49	—
Initial public offering issuance costs	—	—	1,679
Other receivables	1,199	481	546

Total	$2,917	$3,665	$4,168

Property and Equipment

Property and equipment consist of the following:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Computer hardware	$5,127	$6,031	$6,345
Software	1,025	3,207	3,240
Furniture and fixtures	205	239	291
Leasehold improvements	959	1,026	1,026

Total property and equipment	7,316	10,503	10,902
Less accumulated depreciation and amortization	(4,552)	(6,048)	(6,548)

Property and equipment, net	$2,764	$4,455	$4,354

As of July 31, 2010 and 2011 and the three months ended October 31, 2010 and 2011, no property and equipment was pledged as collateral against borrowings. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $1.3 million, $1.4 million, $1.5 million, $0.2 million and $0.6 million during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011, respectively.

Other Assets

Other assets consist of the following:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Patents	$—	$795	$705
Deferred costs—long term	—	400	—
Other	28	155	169

Total	$28	$1,350	$874

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company acquired a group of five patents in June 2011 for $1.5 million with a weighted average remaining useful life determined to be two years. Useful lives were evaluated based on remaining legal lives of the patents. Amortization of these assets is based upon the related revenue streams, both past and future. As a result of this method, the Company took an immediate charge of $0.7 million during the fourth quarter of fiscal year 2011 and recognized $0.1 million during the three months ended October 31, 2011. The Company expects to recognize amortization expenses related to this group of patents of $0.3 million during the remaining nine months of fiscal year 2012 and $0.4 million during fiscal year 2013, and none thereafter.

Accrued Employee Compensation

Accrued employee compensation consists of the following:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Accrued bonuses	$8,123	$9,035	$2,259
Accrued commission	2,544	2,780	444
Accrued vacation	4,641	4,712	4,823
Payroll accruals	2,062	1,585	1,512

Total	$17,370	$18,112	$9,038

Other Current Liabilities

The components of other current liabilities are as follows:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
Rent	$1,007	$591	$452
Sales tax	53	221	155
Professional services	—	210	742
Other accruals	1,580	368	799

Total	$2,640	$1,390	$2,148

4. Credit Facility

On March 28, 2008, the Company signed an agreement with lenders related to a credit facility providing the Company with a financing commitment of up to $10.0 million. Under the terms of the facility, $5.0 million was available at closing, and an additional $5.0 million was available on August 1, 2008 pursuant to the Company’s achievement of certain financial milestones. The interest rate associated with this credit facility varied between the prime rate and prime plus 1.75%. Certain stock warrants were provided to the lender to purchase Series C convertible preferred stock for a total of 69,529 shares at a strike price of $5.03 per share. These warrants will expire within 7 years from the issue date. There was no outstanding debt associated with the available credit facility. The credit facility expired on March 28, 2010.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5. Commitments and Contingencies

Leases

The Company leases certain facilities and equipment under operating leases. The Company entered into an operating lease agreement in September 2007 for its corporate headquarters in California that expires in July 2012. In connection with the lease, the Company opened a letter of credit currently held with Silicon Valley Bank. On November 23, 2009, the Company entered into a sublease agreement for additional conference space which will expire in July 2012.

Lease expense for all worldwide facilities and equipment, which is being recognized on a straight-line basis over terms of the various leases, was $1.5 million, $1.9 million, $2.3 million, $0.6 million and $0.6 million during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011, respectively. Future commitments and obligations under the operating leases to be satisfied as they become due over their terms, are as follows as of July 31, 2011:

Year Ending July 31:	(in thousands)
2012	$2,573
2013	131
2014	73
2015	73
2016 and beyond	69

Total	$2,919

In addition, on December 5, 2011, the Company entered into a seven-year lease for a facility to serve as its corporate headquarters commencing August 1, 2012.

Office Sublease

On August 8, 2008, the Company entered into an agreement with a single subtenant to sublease a portion of the leased premises from the lessor of its current corporate headquarters in California consisting of 30,718 rentable square feet. The term of the sublease commenced on September 1, 2008 and will expire on June 30, 2012. Future minimum sublease rental income (net of operating expenses) under the agreement is as follows:

Year Ending July 31:	(in thousands)
2012	$1,160

Total	$1,160

Legal Proceedings

In December 2007, Accenture Global Services GmbH and Accenture LLP filed a lawsuit against us in the U.S. Federal District Court for the District of Delaware, or the Delaware Court (Accenture Global Services GmbH and Accenture LLP v. Guidewire Software, Inc., Case No 07-826-SLR). Accenture has alleged infringement of U.S. Patent Nos. 7,013,284 and 7,017,111 by the Company’s products; trade-secret misappropriation; and tortious interference with business relations. The Company denied Accenture’s claims, and it asserted counterclaims seeking a declaration that our products do not infringe either patent, that both patents are invalid and that U.S. Patent No. 7,013,284

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

is unenforceable. The Company also asserted counterclaims against Accenture for breach of contract and trade secret misappropriation.

In November 2009, Accenture filed an additional lawsuit against the Company in the Delaware Court (Accenture Global Services GmbH, and Accenture LLP v. Guidewire Software, Inc., Case No. 09-848-SLR) alleging infringement of U.S. Patent No. 7,617,240 by our products. The Company filed a response denying Accenture’s allegations and later amended that response to allege inequitable conduct against Accenture in obtaining U.S. Patent No. 7,617,240.

In March 2010, the Delaware Court ruled on claim construction of U.S. Patent No. 7,017,111 and as a result of that ruling Accenture stated that it would not pursue U.S. Patent No. 7,017,111 at trial against the Company, although Accenture retained its rights to appeal the claim construction ruling. In February 2011, the USPTO issued a third and final office re-examination action rejecting all claims in U.S. Patent No. 7,617,240. In March 2011, the USPTO granted a third re-examination against U.S. Patent No. 7,013,284, after having rejected all claims in U.S. Patent No. 7,013,284 on two prior re-examinations. On May 31, 2011, the Delaware Court granted the Company’s motion for summary judgment finding that Accenture’s U.S. Patent Nos. 7,013,284 and 7,017,111 are invalid based on unpatentable subject matter. On June 22, 2011, the Delaware Court approved the parties Stipulation and Partial Dismissal under which Accenture’s claims for U.S. Patent Nos. 7,017,111 and 7,617,240 and all of its other claims were dismissed, with prejudice, excepting claims for U.S. Patent No. 7,013,284, and the Company’s claims against Accenture were dismissed, as well. In July 2011, Accenture filed an appeal to the Federal Circuit Court of Appeals of the Delaware Court’s judgment of invalidity of U.S. Patent No. 7,013,284.

On June 23, 2011, we filed a lawsuit against Accenture in the U.S. District Court for the Eastern District of Virginia (Guidewire Software, Inc. v. Accenture PLC, Accenture Insurance Services LLC and Accenture LLP, Case No. 1:11-cv-678-CMH/TRJ), or the EDVA Lawsuit seeking injunction and damages, alleging infringement of U.S. Patent Nos. 6,073,109, 6,058,413, 5,630,069 and 5,734,837 by Accenture’s Claim Components insurance software product and other Accenture software products that utilize the patented workflow and business process management techniques.

On July 20, 2011, Accenture filed a lawsuit against us in the U.S. District Court for the Northern District of California (Accenture Global Services Ltd. and Accenture LLP v. Guidewire Software, Inc., Case No. 3:11-cv-03563-MEJ) alleging infringement of U.S. Patent No. 7,979,382 by our ClaimCenter software product. No trial date has been set for this case.

On August 16, 2011, Accenture filed an answer in the EDVA Lawsuit and counterclaimed alleging that the Company’s ClaimCenter and other unnamed software products infringe two Accenture patents, U.S. Patent Nos. 6,574,636 and 7,409,355 and filed a motion to have the entire EDVA Lawsuit transferred to the U.S. District Court for the Northern District of California. On September 9, 2011 the judge in the EDVA Lawsuit granted Accenture’s motion to transfer the EDVA Lawsuit to the U.S. District Court for the Northern District of California.

On October 13, 2011, the Company agreed with Accenture to resolve all outstanding patent litigation concerning their respective insurance claims management software. In connection with the settlement, the Company has paid $10.0 million to Accenture with a potential additional payment based on the final outcome of Accenture’s pending appeal regarding the validity of its ‘284 patent. If Accenture is successful in its appeal, the Company has agreed to pay them an additional $20.0 million. At any time prior to an initial determination by the appeals court, the Company may instead pay

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Accenture $15.0 million to discharge this potential obligation. If Accenture is not successful in its appeal, no further payments would be due in connection with the settlement. As part of the settlement, the Company has also agreed to a royalty free cross license of all current patents and patent applications with Accenture. The Company expensed the $10.0 million litigation provision as it believes that no future benefit is attributable to the cross license.

In addition to the matters described above, from time to time, the Company is involved in various other legal proceedings arising from the normal course of business activities.

Indemnification

The Company sells software licenses and services to its customers under contracts (“Software License”). Each Software License contains the terms of the contractual arrangement with the customer and generally includes certain provisions for defending the customer against any claims that the Company’s software infringes upon a patent, copyright, trademark, or other proprietary right of a third party. The Software License also indemnifies the customer against losses, expenses, and liabilities from damages that may be assessed against the customer in the event the Company’s software is found to infringe upon such third party rights.

The Company has not had to reimburse any of its customers for losses related to indemnification provisions and no material claims against the Company are outstanding as of July 31, 2010, 2011 and October 31, 2011. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the Software License, the Company cannot estimate the amount of potential future payments, if any, related to indemnification provisions.

6. Convertible Preferred Stock

The following table summarizes convertible preferred stock authorized and issued and outstanding as of July 31, 2010, 2011 and October 31, 2011 (unaudited):

	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Aggregate Liquidation Preference
			(in thousands)
Series A	15,735,800	15,609,158	$4,178	$4,214
Series B	4,807,693	4,807,693	7,500	7,500
Series C	5,100,000	4,940,870	24,822	24,872

Total	25,643,493	25,357,721	$36,500	$36,586

On August 23, 2007, the Company entered into a Note and Warrant Purchase Agreement with existing investors for a total of $2.0 million. The notes carried an interest rate of 8.25% per annum and matured on February 23, 2008. The notes and warrants were subsequently converted to shares of Series C convertible preferred stock, and the Note and Warrant Purchase Agreement was terminated on September 20, 2007 upon the closing of the Series C convertible preferred stock offering.

On September 20, 2007, the Company entered into a Series C convertible preferred stock offering in which it sold 4,791,880 shares of Series C convertible preferred stock to certain investors for $24.0 million. Concurrent with this transaction, the Company repurchased 126,642 shares of Series A convertible preferred stock and 1,281,740 shares of common stock from six of its founders for a total

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

amount of $6.1 million. The Company recorded compensation expenses of $1.0 million, representing the excess of the purchase price over the fair value of the common stock repurchased. On March 28, 2008, the Company entered into another Series C convertible preferred stock offering in which it sold an additional 148,990 shares of Series C convertible preferred stock to certain investors for $750,000 as part of the credit facility (See Note 4).

The rights, preference and privileges of the convertible preferred stock are as follows:

Dividends

The holders of the Series A, B and C convertible preferred stock are entitled to receive, out of any funds legally available, when, as and if declared by the board of directors, noncumulative dividends prior and in preference to any payment of any dividend on the common stock. The dividend rates for Series A, B and C are 9% of the original issuance price of $0.27, $1.56 and $5.03 per share. After the dividend preference of the preferred stock has been paid in full for a given calendar year, the convertible preferred stock will participate pro rata with the common stock in the receipt of any additional dividends on an as converted basis. No dividends have been declared as of July 31, 2010 and 2011 and the three months ended October 31, 2011.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of convertible preferred stock are entitled to receive a per share amount equal to the original issue price for each such series of convertible preferred stock, equal to $0.27 per share for Series A, $1.56 per share for Series B and $5.03 per share for Series C as of October 31, 2011, plus an amount equal to all declared but unpaid dividends thereon. If upon the occurrence of such an event, the assets and funds thus distributed among the holders of convertible preferred stock is insufficient to permit the payment to such holders of the full aforementioned amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive. After the full preference amount on all outstanding shares of convertible preferred stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders will be distributed pro rata among the holders of the common stock.

A merger or consolidation of the Company in which its shareholders do not retain a majority of the voting power in the surviving corporation, or a sale of all or substantially all of the Company’s assets, will each be deemed to be a liquidation, dissolution or winding up of the Company.

Conversion

The holders of the preferred stock shall have the right to convert the convertible preferred stock, at any time, into shares of common stock initially at a rate of 1-for-1, subject to adjustments for future dilution. The convertible preferred stock shall be automatically converted into common stock, at the then applicable conversion rate, (i) in the event that the holders of at least a majority of outstanding convertible preferred stock consent to such conversion or (ii) the closing of an underwritten public offering of shares of common stock of the Company at a public offering price of not less than $5.00 per share for a total public offering price of not less than $75.0 million, before payment of underwriters’ discounts and commissions. The conversion price of the convertible preferred stock shall be subject to adjustment to prevent dilution in the event that the Company issues additional shares of common stock

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

or securities convertible into or exercisable for common stock at a purchase price less than the then effective conversion price, which is based on the original issue price for each such series of convertible preferred stock equal to $0.27 per share for Series A, $1.56 per share for Series B and $5.03 per share for Series C as of October 31, 2011.

Voting Rights

Each share of convertible preferred stock carries a number of votes equal to the number of shares of common stock then issuable upon its conversion into common stock, which was on a 1-for-1 basis as of October 31, 2011 and prior balance sheet dates. The holder of such votes will have full voting rights and powers equal to holders of common stock, and shall be entitled to notice of any stockholder meeting and shall be entitled to vote with respect to any question upon which holders of common stock have the right to vote.

As for the Company’s board of directors, the Company is authorized to have eight directors. Of these directors, two will be designated by the holders of the Series A and B voting together, two will be designated by the holders of the common stock voting together, and the remaining four directors will be designated by the preferred and common stock holders voting together.

Redemption Rights

The Series A, B and C convertible preferred stock is not redeemable.

7. Common Stock Reserved for Issuance

As of October 31, 2011, the Company was authorized to issue 55,000,000 common shares with a par value of $0.0001 per share. As of July 31, 2010, 2011 and October 31, 2011, the Company had reserved shares of common stock, on an as-if-converted basis, for issuance as follows:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
Exercise of stock options to purchase common stock	8,747,198	8,256,678	8,181,978
Issuances of shares available under stock option plans	1,358,588	13,662	25,689
Vesting of restricted stock units	105,231	4,318,996	4,855,572
Issuances of shares available under RSU plan	394,769	11,004	49,428
Conversion of convertible preferred stock	25,357,721	25,357,721	25,357,721
Issuances upon exercise of warrants	69,529	69,529	69,529

	36,033,036	38,027,590	38,539,917

8. Stock Option Plans

2006 Stock Plan (formerly the 2002 Stock Option/Stock Issuance Plan)

In February 2007, the Company’s board of directors adopted and the stockholders approved the 2006 Stock Plan (the “2006 Plan”) as an amendment and restatement of the stockholder approved 2002 Stock Option/Stock Issuance Plan, as amended, and under which 13,892,637 shares had been reserved for issuance. Under the 2006 Plan, eligible employees may be granted stock options, stock appreciation rights, restricted shares, and stock units. The exercise price for incentive stock options and nonqualified stock options may not be less than 100% and 85%, respectively, of the fair value of the Company’s common stock at the option grant date. Options granted are exercisable over a

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

maximum term of 10 years from the date of the grant and generally vest over a period of 4 years. Employees may exercise options granted under the plans prior to vesting and the unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value of the common stock on the date of repurchase. The shares subject to repurchase pursuant to the repurchase right are immaterial for all periods presented.

2009 Stock Plan

In July 2009, the Company’s board of directors adopted and the stockholders approved the 2009 Stock Plan (the “French Plan”). Under the French Plan, 32,000 shares had been reserved for issuance. The number of shares exercised and issued under the French Plan reduced the corresponding number the total number of shares available under the 2006 Plan. The exercise price of options granted under the French Plan may not be less than 100% of the fair value of the Company’s common stock at the option grant date. Options granted are exercisable over a maximum term of 10 years from the date of the grant and generally vest over a period of 4 years.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Option activity under the 2006 Plan (formerly the 2002 Stock Option/Stock Issuance Plan) and the French Plan for the periods presented is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balance as of July 31, 2008	1,808,837	6,720,709	$1.98	8.3	$11,748
Granted	(2,059,957)	2,059,957	3.73
Exercised	—	(52,833)	1.01
Cancelled	749,999	(749,999)	3.13

Balance as of July 31, 2009	498,879	7,977,834	2.33	7.8	10,905
Additional shares authorized	2,000,000	—	—
Granted	(1,681,938)	1,681,938	4.04
Exercised	—	(370,927)	2.20
Cancelled	541,647	(541,647)	3.06

Balance as of July 31, 2010	1,358,588	8,747,198	2.62	7.3	9,657
Additional shares authorized	375,000	—
Granted	(500,000)	500,000	7.50
Exercised	—	(652,071)	1.41
Cancelled	338,449	(338,449)	3.51
Repurchased	2,170	—	—
Transfer to 2010 Plan	(1,560,545)	—	—

Balance as of July 31, 2011	13,662	8,256,678	2.98	6.6	37,353
Additional shares authorized (unaudited)	200,000	—	—
Granted (unaudited)	(205,000)	205,000	8.65
Exercised (unaudited)	—	(265,115)	1.68
Cancelled (unaudited)	14,585	(14,585)	3.72
Repurchased (unaudited)	2,442	—	—

Balance as of October 31, 2011 (unaudited)	25,689	8,181,978	3.16	6.5	43,712

Exercisable as of July 31, 2011		8,049,847	2.94	6.0	36,679

Vested and expected to vest as of July 31, 2011		7,839,333	2.89	6.6	36,101

Exercisable as of October 31, 2011 (unaudited)		8,002,835	2.52	5.9	38,499

Vested and expected to vest as of October 31, 2011 (unaudited)		7,844,080	3.08	6.4	44,171

The options exercisable as of July 31, 2011 and October 31, 2011 include options that are exercisable prior to vesting. The weighted average grant date fair value of options granted during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2011 was $1.83, $2.14, $3.46 and $3.73, respectively. Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The Company’s estimated fair value of its common stock was $7.50 and $8.65 as of July 31, 2011 and

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

October 31, 2011, respectively. The total intrinsic value of options exercised was $0.1 million, $0.7 million, $2.6 million, $0.7 million and $1.6 million for the years ended July 31, 2009, 2010 and 2011 and the three months ended October 31, 2010 and 2011, respectively. The total estimated grant date fair value of options vested during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2011 was $2.5 million, $2.4 million, $3.1 million and $0.8 million, respectively.

Additional information regarding options outstanding as of July 31, 2011 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Remaining Contractual Life (Years)	Exercise Price per Share	Number of Options Exercisable	Exercise Price per Share
$0.05	65,000	2.3	$0.05	65,000	$0.05
0.16	436,000	3.7	0.16	436,000	0.16
0.50	1,120,000	4.4	0.50	1,120,000	0.50
1.00	126,500	4.8	1.00	126,500	1.00
1.25	208,000	4.8	1.25	208,000	1.25
1.78	222,600	5.1	1.78	222,600	1.78
2.03	8,000	5.4	2.03	8,000	2.03
2.56	121,500	5.4	2.56	121,500	2.56
2.74	1,412,000	6.0	2.74	1,410,958	2.74
3.50	947,614	6.6	3.50	932,221	3.50
3.73	1,824,487	7.7	3.73	1,742,865	3.73
3.92	1,040,927	8.4	3.92	983,371	3.92
4.50	224,050	8.7	4.50	192,832	4.50
7.50	500,000	10.0	7.50	480,000	7.50

	8,256,678			8,049,847

Additional information regarding options outstanding as of October 31, 2011 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Remaining Contractual Life (Years)	Exercise Price per Share	Number of Options Exercisable	Exercise Price per Share
$0.05	40,000	2.1	$0.05	40,000	$0.05
0.16	366,000	3.5	0.16	366,000	0.16
0.50	1,082,000	4.2	0.50	1,082,000	0.50
1.00	126,500	4.5	1.00	126,500	1.00
1.25	200,000	4.6	1.25	200,000	1.25
1.78	217,600	4.9	1.78	217,600	1.78
2.56	111,000	5.1	2.56	111,000	2.56
2.74	1,393,500	5.7	2.74	1,393,500	2.74
3.50	913,362	6.3	3.50	904,716	3.50
3.73	1,770,810	7.4	3.73	1,702,851	3.73
3.92	1,033,656	8.1	3.92	982,932	3.92
4.50	222,550	8.4	4.50	194,382	4.50
7.50	500,000	9.7	7.50	481,250	7.50
8.65	205,000	9.9	8.65	200,104	8.65

	8,181,978			8,002,835

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2010 Restricted Stock Unit Plan

In June 2010, the Company adopted the 2010 Restricted Stock Unit Plan (the “2010 Plan”) and reserved 500,000 shares for issuance as restricted stock units (“RSUs”). The RSUs are subject to time-based vesting and a performance-based condition, both of which must be satisfied before the RSUs are settled for shares of common stock. The time-based vesting generally occurs over a period of four years. The performance condition is not subject to employment and will be satisfied upon the first to occur of the sale of Company or 180 days after the Company’s initial public offering. The awards will expire 10 years from the grant date if not previously issued.

During the year ended July 31, 2011, an additional 3,000,000 shares were authorized under the 2010 Plan, of which 1,492,545 shares were transferred from the 2006 Plan and 68,000 shares were transferred from the French Plan.

Stock Option Exchange

In conjunction with the adoption of the 2010 Plan, the Company implemented a stock option exchange program wherein certain individuals were given the opportunity to exchange the stock options granted to them during the year ended July 31, 2010 for RSUs. The Company completed the option exchange program on July 22, 2010. As a result, the Company agreed to exchange options covering an aggregate of 123,800 shares of common stock from 28 eligible participants in exchange for the grant of RSUs. Upon the terms and conditions set forth in the option exchange program, the Company issued RSUs covering an aggregate of 105,231 shares of common stock in exchange for the options surrendered pursuant to the option exchange program. The RSUs are subject to time-based vesting and a performance condition. The performance condition is not subject to employment and will be satisfied upon the first to occur of 180 days after the Company’s initial public offering or a change of control of the Company.

The option exchange program is considered a modification to the surrendered options, which requires the calculation of incremental compensation cost. The incremental compensation cost is calculated by comparing the fair value of each newly issued RSU to the fair value of the corresponding surrendered option, each of which was calculated as of July 22, 2010 using the Black-Scholes option-pricing model. To the extent the fair value of the newly issued RSUs exceeded the fair value of the surrendered option, there is incremental compensation cost. The total incremental compensation cost resulting from the option exchange program was $196,000.

The Company will continue to amortize previously unrecognized compensation expense related to the original grant date fair value of the surrendered options. The Company has elected to combine both the incremental value and the unamortized original grant date fair value of the surrendered options, the total of which will be recognized as compensation expense over the vesting term of the new RSUs.

Performance-based RSUs

On March 9, 2011, the Company granted a series of three awards totaling 878,800 performance-based RSUs to its President and Chief Executive Officer. Each of these RSUs is subject to the time-based vesting and performance condition described above. In addition, each of the RSUs is subject to a separate performance condition, as follows:

•

The RSU covering 502,200 shares of our common stock is subject to satisfaction of the first to occur of either an initial public offering of the Company’s equity securities prior to termination of employment with the Company or a change of control of the Company;

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

•	The RSUs covering 251,100 shares of our common stock is subject to full and final dismissal or final adjudication of certain specified litigation to the satisfaction of our Board of Directors; and

•	The RSUs covering 125,500 shares of our common stock is subject to satisfaction of a pre-established revenues target level for fiscal year 2012.

Recognition of compensation cost for the RSU grants of 502,200 and 251,100 will commence when the related separate performance conditions are attained.

RSU activity for the periods presented is as follows:

		RSUs Outstanding
	Number of RSUs Available for Grant	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
				(in thousands)
Balance as of July 31, 2009	—	—	—	$—
Additional shares authorized	500,000	—
Granted	(105,231)	105,231
Released	—	—
Cancelled	—	—

Balance as of July 31, 2010	394,769	105,231	10.0	$384
Additional shares authorized	3,830,000	—
Granted	(4,293,900)	4,293,900
Released	—	—
Cancelled	80,135	(80,135)

Balance as of July 31, 2011	11,004	4,318,996	9.5	$32,392
Additional shares authorized (unaudited)	575,000	—
Granted (unaudited)	(597,595)	597,595
Released (unaudited)	—	—
Cancelled (unaudited)	61,019	(61,019)

Balance as of October 31, 2011 (unaudited)	49,428	4,855,572	9.4	$42,001

(1)

The aggregate intrinsic value is based on the fair value per share of common stock as determined by the Company’s board of directors, which was $4.50 per share, $7.50 per share, and $8.65 per share as of July 31, 2010 and 2011 and October 31, 2011, respectively.

Determining Fair Value of Stock Options

The fair value of each grant of stock options was determined by the Company and its board of directors using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation Method—The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to determine the expected term for its option grants as provided by the Securities and Exchange Commission. The simplified method

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

calculates the expected term as the average of the time-to-vesting and the contractual life of the options. The Company uses the simplified method to determine its expected term because of its limited history of stock option exercise activity.

Expected Volatility—The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options as the Company has no trading history by which to determine the volatility of its own common stock.

Fair Value of Common Stock—The fair value of the common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including valuations of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the board of directors until such time that the Company’s common stock is listed on an established stock exchange or national market system.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

Expected Dividend—The expected dividend has been zero as the Company has never paid dividends and has no expectations to do so.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Summary of Assumptions—The Company uses the accelerated multiple option approach over the requisite service period, which is generally the vesting period of the respective awards. The fair value of the employee stock options were estimated on the grant dates using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010(1)	2011
				(unaudited)
Expected term (in years)	6.08	6.08	6.03	—	5.90 - 6.02
Risk-free interest rate	2.2 - 3.5%	2.7 - 3.1%	1.9%	—	1.1% - 1.2%
Expected volatility	48.5 - 52.3%	50.3 - 54.4%	46.1%	—	44.5%
Expected dividend rate	0%	0%	0%	—	0%

(1)	No options were issued during the three months ended October 31, 2010.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock-based compensation expense included in operating results amounted to approximately $2.8 million, $3.4 million, $6.7 million, $1.0 million and $3.3 million during the years ended July 31, 2009, 2010, 2011, and the three months ended October 31, 2010 and 2011, respectively, and this expense was included in cost of revenues and in operating expenses as follows:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Cost of revenues	$780	$925	$1,384	$306	$758
Research and development	688	769	1,372	248	845
Sales and marketing	857	755	903	135	497
General and administrative	464	905	3,021	334	1,212

Total stock-based compensation	$2,789	$3,354	$6,680	$1,023	$3,312

As of July 31, 2011, and October 31, 2011, total unrecognized compensation cost, adjusted for estimated forfeitures, was as follows:

	As of July 31, 2011		As of October 31, 2011
	Unrecognized Expense	Average Expected Recognition Period	Unrecognized Expense	Average Expected Recognition Period
			(unaudited)
	(in thousands)	(in years)	(in thousands)	(in years)
Stock options	$2,092	3.3	$2,209	3.1
Restricted stock units	11,880	3.7	13,967	3.5

Total unrecognized stock-based compensation expense	$13,972		$16,176

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9. Net Income (Loss) per Share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share under the two-class method attributable to common stockholders during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands, except share and per share data)
Net income (loss):
Net income (loss)	$(10,966)	$15,519	$35,558	$1,890	$4,812
Non-cumulative dividends to preferred stockholders	—	(3,291)	(3,291)	(823)	(823)
Undistributed earnings allocated to preferred stockholders	—	(7,924)	(20,568)	(687)	(2,526)

Net income (loss), basic	$(10,966)	$4,304	11,699	380	1,463
Adjustments to net income (loss) for dilutive options and restricted stock units	—	457	1,747	36	356

Net income (loss), diluted	$(10,966)	$4,761	$13,446	$416	$1,819

Net income (loss) per share:
Basic	$(0.83)	$0.32	$0.83	$0.03	$0.10

Diluted	$(0.83)	$0.30	$0.76	$0.03	$0.09

Weighted average shares used in computing net income (loss) per share:
Basic	13,284,938	13,535,736	14,064,055	13,873,022	14,554,428
Weighted average effect of dilutive stock options	—	2,397,638	2,682,215	2,012,625	3,630,168
Weighted average effect of dilutive restricted stock units	—	—	1,010,622	161,218	2,937,891
Weighted average effect of dilutive preferred stock warrants	—	—	6,967	—	30,954

Diluted	13,284,938	15,933,374	17,763,859	16,046,865	21,153,441

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share during the years ended July 31, 2011 and the three months ended October 31, 2011:

	Years Ended July 31, 2011	Three Months Ended October 31, 2011
		(unaudited)
	(in thousands, except for share and per share amounts
Numerator:
Net income	$35,558	$4,812

Denominator:
Weighted average shares used in computing pro forma net income per share, basic	14,064,055	14,554,428
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	25,357,721	25,357,721

Weighted average shares used in computing pro forma net income per share, basic	39,421,776	39,912,149
Weighted average effect of dilutive stock options	2,682,215	3,630,168
Weighted average effect of dilutive restricted stock units	1,010,622	2,937,891
Weighted average effect of dilutive preferred stock warrants	6,967	30,954

Weighted average shares used in computing pro forma net income per share, diluted	43,121,580	46,511,162

Pro forma net income per share:
Basic	$0.90	$0.12

Diluted	$0.82	$0.10

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
Convertible preferred stock	25,357,721	—	—	—	—
Stock options to purchase common stock	3,269,353	2,520,855	1,975,982	3,979,718	510,288
Common stock subject to repurchase	34,952	—	—	—	—
Restricted stock units	—	92,636	163,031	282	—
Series C convertible preferred stock warrants	69,529	69,529	—	69,529	—

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10. Income Taxes

The Company’s income (loss) before provision for income taxes for the years ended July 31, 2009, 2010 and 2011 is as follows:

	$(12,123	$(12,123	$(12,123
	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Domestic	$(10,700)	$15,179	$1,077
International	132	2,539	7,219

Income (loss) before provision for income taxes	$(10,568)	$17,718	$8,296

The provision for income taxes consisted of the following:

	$(12,123	$(12,123	$(12,123
	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Current:
U.S. Federal	$56	$(49)	$192
State	36	786	259
Foreign	306	1,462	404

Total current	398	2,199	855
Deferred:
U.S. Federal	—	—	(24,322)
State	—	—	(3,326)
Foreign	—	—	(469)

Total deferred	—	—	(28,117)

Total provision for (benefit from) income taxes	$398	$2,199	$(27,262)

The total income tax expense differs from the amounts computed by applying the statutory federal income tax rate of 34% during the year ended July 31, 2009 and 35% during the years ended July 31, 2010 and 2011 as follows:

	$(12,123	$(12,123	$(12,123
	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Computed tax expense (benefit)	$(3,593)	$6,202	$2,906
Nondeductible items and other	968	678	475
State taxes, net of federal benefit	24	445	477
Foreign income taxed at different rates	259	574	(2,593)
Utilization of tax credits	—	—	(1,330)
Net operating loss, tax credit, and carryovers not benefited, net	2,740	—	—
Reduction in valuation allowance	—	(5,700)	(27,197)

Total provision for (benefit from) income taxes	$398	$2,199	$(27,262)

The income tax provision for the three months ended October 31, 2010 and 2011 was $0.1 million and $3.0 million, respectively. The change is primarily due to a full valuation allowance as of

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

October 31, 2010 as compared to no valuation allowance as of October 31, 2011. In addition, the increase in profitability resulted in additional foreign and U.S. federal and state taxes during the three months ended October 31, 2011. The effective tax rate of 38.7% for the three months ended October 31, 2011 differs from the statutory federal income tax rate of 35% mainly due to permanent differences for stock based compensation and the impact of state income taxes, partially offset by the benefit from research and development tax credits (“R&D credit”).

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Accruals and reserves	$1,226	$2,059	$8,307
Deferred revenues	1,144	1,676	2,373
Property and equipment	75	—	—
State taxes	12	238	121
Net operating loss carryforwards	26,232	19,432	12,768
Tax credits	3,437	5,694	6,908

Total deferred tax assets	32,126	29,099	30,477
Valuation allowance	(32,126)	(28,987)	(1,790)

Net deferred tax assets	—	112	28,687
Property, equipment and other	—	(112)	(570)

Total net deferred tax assets	$—	$—	$28,117

As of July 31, 2009 and 2010, the Company determined that it is more likely than not that the Company will not realize the benefits of its deferred tax assets and recorded a valuation allowance in each of these years. In assessing the realizability of its deferred tax assets as of July 31, 2009 and 2010 the Company considered the existing negative evidence in the form of cumulative pre-tax losses from operations over the prior three-year period as significant evidence that a valuation allowance was required. During the year ended July 31, 2011, the objective negative evidence in the form of cumulative losses over the prior three years was no longer present and the Company was able to consider positive evidence, including projections for future growth, in its assessment and determined a significant portion of the valuation allowance was no longer required. A corresponding benefit of $27.2 million was recorded for the year ended July 31, 2011. A valuation allowance of $1.8 million remained as of July 31, 2011 for California research and development credits that were not more likely than not realizable.

The Company had net operating loss carryforwards of the following:

	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Current:
U.S. federal	$67,861	$47,925	$29,020
California	35,196	35,196	34,655
Other states	22,786	13,687	3,996

Total	$125,843	$96,808	$67,671

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company had R&D credits carryforwards of the following:

	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Current:
U.S. federal	$2,012	$3,320	$5,648
California	2,162	3,530	4,271

Total	$4,174	$6,850	$9,919

The U.S. federal and California net operating loss carryforwards will start to expire in 2028 and 2016, respectively. The U.S. federal R&D credit will start to expire in 2023.

During the year ended July 31, 2011, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 reinstated the U.S. federal R&D credit, retroactive to January 1, 2010. As a result, the Company recorded a $0.5 million U.S. federal R&D credit related to the period from January 1, 2010 through July 31, 2010.

Federal and California laws impose restrictions on the utilization of net operating loss carryforwards and R&D credit carryforwards in the event of a change in ownership of the Company, which constitutes an “ownership change” as defined by Internal Revenue Code Sections 382 and 383. The Company experienced an ownership change in the past that does not materially impact the availability of its net operating losses and tax credits. Nevertheless, should there be an ownership change in the future, the Company’s ability to utilize existing carryforwards could be substantially restricted.

The Company provides U.S. income taxes on the earnings of foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the United States. As of October 31, 2011, U.S. income taxes were not provided for on the cumulative total of $5.0 million undistributed earnings from certain foreign subsidiaries. As of October 31, 2011, the unrecognized deferred tax liability for these earnings was approximately $0.6 million.

Uncertain Tax Positions

During the year ended July 31, 2011, the long-term liability associated with unrecognized tax benefits decreased by $277,000, which was primarily associated with the Company’s operations in Russia. Accordingly, the amount as of July 31, 2011 was $62,000, which included $21,000 of interest and penalties.

The following table summarizes the activity related to unrecognized tax benefits:

	Years Ended July 31,
	2009	2010	2011
	(in thousands)
Unrecognized benefit—beginning of period	$—	$—	$335
Gross increases (decreases)—prior period tax positions	—	—	1,436
Gross increases (decreases)—current period tax positions	—	335	648

Unrecognized benefit—end of period	$—	$335	$2,419

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the year ended July 31, 2011, the unrecognized tax benefits at the beginning of the period decreased by $0.3 million as a result of a lapse in the applicable statute of limitations associated with an uncertain tax position in the Company’s operations in Russia. In that same period, the Company’s unrecognized tax benefits increased by $2.4 million, associated with the Company’s federal and California R&D credits. As of July 31, 2011, the Company had unrecognized tax benefits of $1.5 million, that if recognized, these tax benefits would affect the Company’s effective tax rate.

During the three months ended October 31, 2011, the unrecognized tax benefits at the beginning of the period increased by $0.2 million associated with the Company’s federal and California R&D credits. Accordingly, as of October 31, 2011, the Company had unrecognized tax benefits of $1.6 million that, if recognized, these tax benefits would affect the Company’s effective tax rate.

The Company believes that it is reasonably possible that there will be a significant increase in its unrecognized tax benefits during the next twelve months as a result of the generation of additional R&D credits.

The Company or one of its subsidiaries files income taxes in the U.S. federal jurisdiction and various states and foreign jurisdictions. If the Company utilizes net operating losses or tax credits in future years, the U.S. federal, state and local, and non-U.S. tax authorities may examine the tax returns covering the period in which the net operating losses and tax credits arose. As a result, the Company’s tax returns in the U.S. and California remain open to examination from fiscal years 2002 through 2010. Substantially all material foreign income tax matters in Australia have been concluded through the year ended July 31, 2007. The Company has been audited in Canada and substantially concluded all material income tax matters through July 31, 2009.

11. Employee 401(k) Plan

The Company’s employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. The plan is available to all regular employees on the Company’s U.S. payroll and provides employees with tax-deferred salary deductions and alternative investment options. Employees may contribute up to 25% of their salary up to the statutory prescribed annual limit. Commencing January 1, 2011, the Company matches employees’ contributions to the plan by up to $1,000 per participant.

12. Segment Information and Information about Geographic Areas

The Company operates in one segment. The Company’s chief operating decision maker (the “CODM”), its chief executive officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources. When evaluating the Company’s financial performance, the CODM reviews separate revenues information for the Company’s license, maintenance and professional services offerings, while all other financial information is reviewed on a consolidated basis. All of the Company’s principal operations and decision-making functions are located in the United States.

GUIDEWIRE SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenues

The following table sets forth revenues by country based on the billing address of the customer:

	Years Ended July 31,			Three Months Ended October 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
United States	$57,755	$85,680	$89,714	$20,220	$32,397
Canada	13,402	15,333	24,632	3,949	4,616
Australia	5,134	7,066	17,388	3,355	6,668
United Kingdom	2,125	14,190	17,362	3,760	3,231
Other	6,329	22,422	23,376	3,386	5,468

Total	$84,745	$144,691	$172,472	$34,670	$52,380

No other country accounted for more than 10% of revenues during the years ended July 31, 2009, 2010, 2011 and the three months ended October 31, 2010 and 2011.

The following table sets forth the Company’s property and equipment, net by geographic region:

	July 31,		October 31, 2011
	2010	2011
			(unaudited)
	(in thousands)
North America	$2,727	$4,379	$4,285
Asia Pacific	23	20	18
Europe	14	56	51

	$2,764	$4,455	$4,354

13. Subsequent Events

The Company has evaluated subsequent events through October 27, 2011, the date the annual consolidated financial statements were issued. For the issuance of the financial statements for the three months ended October 31, 2011, the unaudited interim period presented herein, such evaluation has been performed through December 13, 2011.

On December 5, 2011, the Company entered into a seven-year lease for a facility to serve as its corporate headquarters, located in Foster City, California, for approximately 97,644 square feet of space commencing August 1, 2012. Future commitments and obligations under the new lease to be satisfied as they become due over its terms are as follows as of December 5, 2011:

Year Ending July 31:	(in thousands)
2012	$—
2013	2,696
2014	4,165
2015	4,290
2016 and beyond	18,486

Total	$29,637

Existing Legacy System

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Guidewire® Solution

7,500,000 Shares

Common Stock

Prospectus

J.P. Morgan	Deutsche Bank Securities	Citigroup

Stifel Nicolaus Weisel	Pacific Crest Securities

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$12,012
FINRA filing fee	10,850
NYSE Listing fee	205,737
Printing and engraving expenses	400,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees and expenses	40,000
Miscellaneous	331,401

Total	$4,000,000

Item 14.	Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement:

From January 1, 2009 through December 31, 2011, we sold and issued to our employees, consultants or former service providers an aggregate of 1,934,615 shares of common stock pursuant to option exercises under our 2006 Stock Plan, as amended, at prices ranging from $0.05 to $4.50 per share for an aggregate purchase price of $3,710,841. From January 1, 2009 through December 31, 2011, we granted RSUs for 5,294,226 shares to our employees and directors.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated under the Securities Act as a transaction pursuant to a compensatory benefit plan.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the Registration Statement are listed in the Exhibit Index to this Registration Statement, and are incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on January 9, 2012.

GUIDEWIRE SOFTWARE, INC.

By:	/S/ MARCUS S. RYU
Marcus S. Ryu
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MARCUS S. RYU Marcus S. Ryu	President, Chief Executive Officer and Director (Principal Executive Officer)	January 9, 2012

/S/ KAREN BLASING Karen Blasing	Chief Financial Officer (Principal Financial and Accounting Officer)	January 9, 2012

* Kenneth W. Branson	Director	January 9, 2012

* Craig Conway	Director (Executive Chairman)	January 9, 2012

* Neal Dempsey	Director	January 9, 2012

* Steven M. Krausz	Director	January 9, 2012

* Craig Ramsey	Director	January 9, 2012

* Clifton Thomas Weatherford	Director	January 9, 2012

*By:	/S/ MARCUS S. RYU
Marcus S. Ryu Attorney-in-fact

Exhibit Index

Exhibit Number	Exhibit Title

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant in effect before the closing of this offering.

3.2**	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant in effect before the closing of this offering.

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the closing of this offering.

3.4**	Bylaws of the Registrant in effect before the closing of this offering.

3.5**	Amendment to the Bylaws of the Registrant in effect before the closing of this offering.

3.6**	Form of Amended and Restated Bylaws of the Registrant to be effective immediately prior to the closing of this offering.

4.1	Form of Common Stock certificate of the Registrant.

4.2**	Second Amended and Restated Investors’ Rights Agreement dated as of September 20, 2007 by and between the Registrant and certain stockholders.

4.3**	Amendment No. 1 to the Second Amended and Restated Investors’ Rights Agreement dated as of December 8, 2010 by and between the Registrant and certain stockholders.

4.4**	Warrant to Purchase Stock dated as of March 28, 2008 issued to Silicon Valley Bank (Revolver).

4.5**	Warrant to Purchase Stock dated as of March 28, 2008 issued to Silicon Valley Bank (Growth Capital).

4.6**	Warrant to Purchase Stock dated as of March 28, 2008 issued to Gold Hill Venture Lending 03, LP.

5.1	Opinion of Goodwin Procter LLP.

10.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2†**	2006 Stock Plan and forms of agreements thereunder.

10.3†**	2009 Stock Plan and forms of agreements thereunder.

10.4†**	2010 Restricted Stock Unit Plan and forms of agreements thereunder.

10.5†**	2011 Stock Plan and forms of agreements thereunder.

10.6†**	Form of Executive Agreement.

10.7†**	Offer Letter to Jeremy Henrickson dated November 5, 2003.

10.8†**	Offer Letter to Alexander C. Naddaff dated November 15, 2002.

10.9†**	Offer Letter to John True dated October 22, 2011.

10.10**	Sublease between Oracle USA, Inc. and the Registrant dated as of July 2, 2007.

10.11**	Sublease between Oracle USA, Inc. and the Registrant dated as of December 20, 2010.

10.12†**	Senior Executive Incentive Bonus Plan.

10.13**	Lease Agreement between Parkside Towers, L.P. and the Registrant dated as of December 5, 2011.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Goodwin Procter LLP (contained in Exhibit 5.1).

24.1**	Power of Attorney (contained in the signature page of the original filing of this registration statement).

**	Previously filed.
†	Indicates management contract or compensatory plan or arrangement.